CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on February 10, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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PicS Ltd.

(Exact Name of Registrant as Specified in its Charter)

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The Cayman Islands	7389	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil
+55 (27) 3180 0382

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Cogency Global Inc.
10 East 40th Street, 10th Floor
New York, NY 10016
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Donald Baker John Guzman White & Case LLP Avenida Brigadeiro Faria Lima, 2,277 — 4th Floor São Paulo — SP 01452-000, Brazil 55 (11) 3147-5600	Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common shares, par value US$ per share(4)	US$	US$

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(1)      Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)      Includes Class A common shares to be sold by us.

(3)      Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)      Include Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED         , 2021

PRELIMINARY PROSPECTUS

Class A Common Shares

PicS Ltd.

(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$               par value per share, of PicS Ltd. We are offering                Class A common shares in this offering.

Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$               and US$              . We intend to apply to list our Class A common shares on the Nasdaq Global Select Market, or Nasdaq, under the symbol “PICS.” We will not seek a listing for our Class B common shares on Nasdaq or on any other exchange.

Upon consummation of this offering, we will have two classes of shares: our Class A common shares and our Class B common shares. Our Class B common shares will carry rights that are identical to the Class A common shares being sold in this offering, except that: (1) holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) our Class B common shares have certain conversion rights; and (3) holders of our Class B common shares are entitled to maintain a proportional ownership interest in the event that we issue additional Class A common shares. For further information, see “Description of Share Capital.” The existing shareholders of PicPay Serviços S.A., or PicPay Brazil, at the time of our Corporate Reorganization (as defined herein) will beneficially own 100% of our Class B common shares, which will represent approximately         % of the combined voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. In addition, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization are expected to enter into a shareholders’ agreement with respect to our company, pursuant to which they will agree on how to vote their shares See “Principal Shareholders.” Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company disclosure and reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

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(1)      See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                additional Class A common shares to cover the underwriters’ option to purchase additional shares, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about               , 2021.

The date of this prospectus is               , 2021.

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None of us, or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of us, or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of us, or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of us, or the underwriters, or any of their respective agents, are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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For investors outside the United States: None of us, or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus or any such free writing prospectus outside the United States and in their jurisdiction.

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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to: (1) “PicS” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to PicS Ltd., a Cayman Islands exempted company with limited liability, together with its consolidated subsidiary, PicPay Brazil, assuming that our Corporate Reorganization (as defined below) had been completed as of the date of the applicable disclosure; and (2) “PicPay Brazil” are to PicPay Serviços S.A., a privately-held company (sociedade anômina fechada) incorporated in Brazil.

In addition, in this prospectus, except where otherwise indicated or where the context requires otherwise:

•        “Articles of Association” means PicS’s amended and restated memorandum and articles of association that will be effective prior to the completion of this offering.

•        “Banco Original” means Banco Original S.A., a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações. As of February 5, 2021, Banco Original holds 45.4% of PicPay Brazil’s common shares and is the controlling shareholder of PicPay Brazil.

•        “Class A common shares” means Class A common shares of, par value US$        per Class A common share, whereby each Class A common share confers the right to one vote per share at the general meeting of shareholders.

•        “Class B common shares” means Class B common shares of PicS, par value US$        per Class B common share, whereby each Class B common share confers the right to ten votes per share at the general meeting of shareholders.

•        “Corporate Reorganization” means the transaction or series of transactions that will take place prior to the completion of this offering pursuant to which the existing shareholders of PicPay Brazil at the time will contribute all of their shares in PicPay Brazil to us. As a result, PicPay Brazil will become our direct subsidiary. In return for these contributions, we will issue        new Class B common shares to the existing shareholders of PicPay Brazil. Until the contribution of PicPay Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. For more information, see “Presentation of Financial and Other Information — Corporate Events — Our Corporate Reorganization.”

•        “existing shareholders of PicPay Brazil” means the shareholders of PicPay Brazil at any given time. The existing shareholders of PicPay Brazil as of February 5, 2021 are Banco Original, J&F Participações and Mr. José Batista Sobrinho. As of February 5, 2021, the existing shareholders of PicPay Brazil are party to a shareholders’ agreement pursuant to which Banco Original is the controlling shareholder of PicPay Brazil.

•        “FIDC PicPay I” means Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a FIDC formed in May 2019 in order to facilitate our offering of installment payments to users. Currently, FIDC PicPay I’s sole quotaholder is Banco Original. Prior to the completion of this offering, Banco Original’s quotas will be converted into senior quotas, and FIDC PicPay I will conduct a capital increase, pursuant to which it will issue new subordinated quotas, all of which will be subscribed by PicPay Brazil.

•        “J&F Participações” means J&F Participações S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. As of February 5, 2021, J&F Participações holds 10.6% of PicPay Brazil’s common shares and 8.7% of PicPay Brazil’s preferred shares. Mr. José Batista Sobrinho and Mr. José Batista Jr. directly and indirectly own 50.000004% of the common shares of J&F Participações. J&F

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Participações is controlled by Mr. José Batista Sobrinho and JBJ Agropecuária Ltda. pursuant to a shareholders’ agreement. Mr. José Batista Jr. owns 99.9% of the equity interests in JBJ Agropecuária Ltda. J&F Investimentos S.A. owns the remaining 49.999996% of the common shares and 100% of the preferred shares of J&F Participações. Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista jointly control and equally and indirectly own 100% of the equity interests in J&F Investimentos S.A.

Glossary of Technical Terms

The following is a glossary of certain industry and other technical terms used in this prospectus:

•        “ABECS” means the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), a trade association that represents participants in the Brazil credit card market.

•        “active merchant” means a merchant inside our network that has received at least one payment in the last 12 months.

•         “active social user” means a registered user who “likes,” follows or leaves comments on the account of another user on our platform during the preceding 12 month period.

•        “active transacting user” means a registered user who has made at least one financial transaction on our platform during the preceding 12 month period.

•        “active user” means a registered user who has opened our application at least once during the preceding 12 month period.

•         “acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants. The relationship between the acquirer and the merchant is governed by an accreditation agreement, which contains clauses about operational transaction rules, payment of fees and tariffs, confidentiality, intellectual property, prevention of money laundering and combating the financing of terrorism, use of brand and securitization of receivables. Brazilian merchant acquirers include GetNet, Stone, Rede and Cielo.

•        “ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira dos Mercados Financeiro e de Capitais), a trade association of participants in the Brazilian financial market that, among other activities, publishes certain statistics regarding the Brazilian financial and capital markets.

•         “APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components that enables developers and resellers to create applications that can easily connect and integrate with our platform.

•        “B2P” means business-to-person. We offer a B2P service through which merchants can pay or transfer money to our users.

•        “boleto” (bank slips) means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and

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a barcode to enable the document to be read and processed by a Brazilian ATM, as well as by the mobile apps of many Brazilian banks. A boleto can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform can be used by our users to pay boletos.

•        “Brazil” means the Federative Republic of Brazil.

•        “Brazilian government” means the federal government of Brazil.

•        “Brazilian real,” “Brazilian reais,” “real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

•        “Brazilian Central Bank” means the Banco Central do Brasil.

•         “CAGR” means compound annual growth rate. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

•        “cardholder” means a holder (either an individual or an entity) for a credit, prepaid or debit card. The cardholder may use the card at any merchant accredited by an acquirer or sub-acquirer for the acceptance of that type of card.

•        “card brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards (for example, Mastercard, American Express and Visa).

•        “card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from cardholders.

•        “cash-in” means to add funds to the balance of a digital wallet account from outside our platform via electronic funds transfer or boleto.

•        “cash-out” means to remove funds from a digital wallet account on our platform via electronic funds transfer or cash withdrawal.

•        “CDI rate” means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

•        “chargeback” means a claim where the consumer requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged), fraud or error.

•        “CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

•        “CNSEG” means the Brazilian Insurance Confederation (Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização), a trade association for the insurance industry.

•        “Companies Act” means the Companies Act (as amended) of the Cayman Islands.

•         “cohort” means a selected group of users that we follow over time to analyze their behavior from different perspectives, such as retention and engagement.

•        “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•         “Exchange Act” means the United States Securities Exchange Act of 1934.

•         “FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and

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regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Instruction No. 356/01, as amended from time to time, including by CVM Instruction No. 489/11 and CVM Instruction No. 531/13.

•        “financial transaction” means any payment, transfer, cash-in or cash-out in our ecosystem. It includes, without limitation: (1) P2P, P2B and P2M payments, bill payment (including boleto and utility bills) and purchases at the PicPay Store or financial marketplace using our app or the PicPay Card; (2) money transfers between accounts; (3) any kind of cash-in, including via wire transfer from financial institutions or boletos; and (4) any kind of cash-out, including via wire transfer to other institutions or cash withdrawals.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•         “IBGE” means the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

•        “interchange fee” means a fee paid to the card issuer for transactions established in the scope of a payment scheme.

•        “licensed merchant through partnerships with acquirers” means merchants that can receive payments through POS devices registered with our partner-acquirers. We have entered into agreements with the Brazilian merchant acquirers GetNet, Stone, Rede and Cielo.

•        “merchant” means any entity or organization that accepts electronic payment transactions for the payment of goods or services.

•        “merchant discount rate” or “MDR” means the fee or commission paid by merchants to acquirers or sub-acquirers for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

•        “open platform” means a flexible platform that is open to be integrated to any external entity who complies with the platform’s terms of use.

•        “PicPay Card” means our co-branded combo debit and credit card.

•        “P2B” means person-to-business. We offer P2B payment solutions to our users. A P2B transaction occurs when a user pays a registered merchant.

•        “P2M” means person-to-machine. We offer P2M payment solutions to our users. A P2M transaction occurs when a user pays using a QR code generated by a POS device from an acquirer (currently GetNet, Stone, Rede and Cielo).

•        “P2P” means person-to-person. We offer P2P solutions to our users. A P2P transaction occurs when a user makes an electronic currency transfer to another person using our platform.

•        “payment institution” means a legal entity (instituição de pagamento) that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in Article 6, item III, of Law 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Brazilian Central Bank has opted to narrow the definition of payment institutions as set out in Law 12,865/13 to include only those entities that can be classified into one of the following four categories: (1) issuer of electronic money (prepaid payment instruments); (2) issuer of postpaid payment instruments (e.g. credit cards); (3) acquirers; and (4) payment initiator service provider (PISP).

•        “payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end users (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

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•        “payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Mastercard and Visa are major payment scheme settlors globally, including Brazil.

•        “PIX” means the instant payments system launched by the Brazilian Central Bank in 2020, enabling users to make and receive instant payments and transfer funds instantaneously at any time.

•        “POS” means a point of sale (merchant) where a transaction is completed.

•        “POS device” means a device used to execute a card transaction, commonly known in Brazil as “maquininhas.” POS devices registered with our partner-acquires may also receive payments on our app via QR code. As of January 2021, we have entered into partnerships with the acquirers GetNet, Stone, Rede and Cielo.

•        “QR code” means Quick Response Code, which is an image that is able to store information, analogous to a two-dimensional bar code.

•        “registered merchant” means a merchant that creates an account with us to receive payments with QR code.

•        “registered user” means an individual who downloads our application and creates an account with us.

•        “Securities Act” means the United States Securities Act of 1933, as amended.

•        “SELIC” means the interest rate established by the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

•        “sub-acquirer” means an entity that (i) provides the service of accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (ii) participates in the settlement process of payment transactions as a creditor with respect to the acquirer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. Sub-acquirers act as intermediaries between acquirers and merchants, and also can be a payment institution which manages payment accounts.

•        “super app” means a digital marketplace of services and offerings, delivered via in-house technology and through third party integrations.

•        “total payment volume” or “TPV” means the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

•        “U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

•        “wallet balance” means the balance of the payment account held by users and some merchants that have a payment account on our platform.

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Presentation of Financial and Other Information

Financial Statements

PicS, the company whose Class A common shares are being offered in this prospectus, was incorporated on January 18, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of PicPay Brazil shares to it in connection with our Corporate Reorganization, PicS will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this prospectus the audited financial statements of PicPay Brazil as of and for the years ended December 31, 2020 and 2019. These audited financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, and audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

PicPay Brazil maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also its functional currency. Unless otherwise noted, PicPay Brazil’s financial information presented herein as of and for the years ended December 31, 2020 and 2019 is stated in Brazilian reais, its reporting currency. The financial information of PicPay Brazil contained in this prospectus is derived from PicPay Brazil’s audited financial statements as of and for the years ended December 31, 2020 and 2019, together with the notes thereto. All references herein to “our audited financial statements” are to PicPay Brazil’s financial statements, including the notes thereto, included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements, including the notes thereto, included in this prospectus.

Following this offering, PicPay will begin reporting consolidated financial information to shareholders, and PicPay Brazil will continue to present financial statements in accordance with Brazilian Federal Law No. 6,404/76.

PicPay Brazil’s and our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on January 18, 2021 for purposes of effectuating our initial public offering.

Our Corporate Reorganization

Prior to the completion of this offering, the existing shareholders of PicPay Brazil at the time will contribute all of their shares in PicPay Brazil to us in a transaction or series of transactions that we refer to as our “Corporate Reorganization.” As a result of the Corporate Reorganization, PicPay Brazil will become our direct subsidiary. In return for this contribution, we will issue        new Class B common shares to the existing shareholders of PicPay Brazil. Until the contribution of PicPay Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the        new Class A common shares that will be issued and sold by us in this offering, we will have a total of        common shares issued and outstanding immediately following this offering.        of these shares will be Class B common shares beneficially owned by the existing shareholders of PicPay Brazil, and        of these shares will be Class A common shares beneficially owned by investors purchasing in this offering.

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Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other exchange rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. See “Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We are responsible for all of the disclosure in this prospectus, and we obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and trade associations, such as IBGE, ANBIMA, ABECS and CNSEG, as well as private sources, such as FGV (Fundação Getúlio Vargas), Statista, Bloomberg, McKinsey & Company, Instituto Locomotiva, Euromonitor and Emarketer, among others.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Brands

We are party to an agreement that gives us the right to use, and we intend to acquire prior to the completion of this offering, the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. For more information, see “Related Party Transactions — Agreements with J&F Participações — Trademark Agreements.” Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may”, “predict”, “continue”, “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        our ability to compete and conduct our business in the future;

•        our ability to grow our user base and maintain active users;

•        our ability to implement our business strategy;

•        our ability to adapt to technological changes in our industry;

•        our ability to maintain, protect and enhance our brand and intellectual property;

•        the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;

•        the availability of qualified personnel and the ability to retain such personnel;

•        changes in government regulations applicable to our industry in Brazil;

•        government interventions in our industry that affect the economic or tax regime, the regulatory framework applicable to our business;

•        any increases in our costs, including, but not limited to: (1) operating and maintenance costs; (2) regulatory and environmental costs; and (3) social contribution charges, income tax and other taxes;

•        our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 pandemic, including after the outbreak has been sufficiently controlled;

•        our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the COVID-19 pandemic on our business, results of operations, cash flow, prospects, liquidity and financial condition;

•        global and Brazilian economic conditions in general and the risks associated with the COVID-19 pandemic;

•        significant changes in our customers’ behavior as a result of the mitigation, control and/or end of the COVID-19 pandemic;

•        the interests of our controlling shareholder(s);

•        general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•        fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

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•        other factors that may affect our financial condition, liquidity and results of operations; and

•        other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

x

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Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision, and we urge you to read this entire prospectus carefully, including the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited financial statements included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Our Mission

Our primary mission is to make life easier by reinventing the way people deal with money, shop and communicate. We offer our customers an easier, frictionless and less bureaucratic experience, ensuring they capture the most of what really matters: a seamless user experience. We want to transform the way people and businesses interact, transact and advertise in an intelligent, connected and simple way, leveraging on the large disruption potential of the payments and financial services sector.

Our Company

We are the largest Brazilian super app in terms of number of registered users as of December 31, 2020, based on our comparison of other Brazilian participants with publicly-available information. We offer a technology-enabled multipurpose ecosystem for daily needs, providing financial, communication and consumer services to more than 38.8 million registered users as of December 31, 2020. We operate as an open platform empowered with social features that connect our users, affiliated merchants and commercial partners. From January 1, 2019 to December 31, 2020, our active user base grew at a CAGR of 231%. As of December 31, 2020, we had 28.4 million active users, 1.2 million active merchants and other licensed merchants through partnerships with the Brazilian merchant acquirers GetNet, Stone, Rede and Cielo.

Our platform combines the benefits of five key technology offerings in one single application: social, digital wallet, financial marketplace, PicPay Store and ads.

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•        Social:    Connecting people has been part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles and social feeds. We expect to launch our direct messaging service in the first half of 2021, with group chats and voice and video calls to follow later in the year. Today, our social platform is fully integrated with our financial services. We believe this integration creates a network effect and improves the performance of our revenue streams. For example, in 2020, the average spend per user on our platform was 53% higher among active social users as compared to other users. Also, in 2020, active social users engaged in twice the number of transactions per user and received 3.7x more transactions than other users. Moreover, active social users between the second quarter of 2019 and the first quarter of 2020 were 2.4x more likely than other users to continue using our platform after three quarters. We believe that our social features will help drive our future growth.

•        Digital Wallet:    Our digital wallet enables users to perform a wide range of financial transactions. Users can add funds to the balance of their accounts in different ways: electronic funds transfers from their accounts held with other financial institutions, including via the Brazilian Central Bank’s recently-developed instant payment system, PIX, via boleto, by receiving funds via P2P payments or contracting loans. Users can also onboard any credit card to make electronic transfers and payments. We believe we pioneered the use of QR code to enable instant payment transfers between people in Brazil. We strive to provide a complete and open payment ecosystem that allows people and merchants to send, transfer, receive and manage their own money in simple and innovative ways, including P2P, P2B and P2M transfers, and we charge fees in connection with certain payment transactions and fund transfers carried out by our users through our platform.

•        Financial Marketplace:    We offer a marketplace for third-party financial services with integrated experiences for individuals and businesses, including the PicPay Card and loans. In 2021, we also expect to offer additional products such as P2P lending, insurance and investments. We focus only on the distribution of these services, without credit or underwriting risk. We benefit from an Artificial Intelligence-driven model and intense use of machine learning to provide more accurate offerings with a personalized approach targeted at users’ needs. We also generate user credit scores based on a proprietary algorithm. We receive commissions from our partners in connection with the financial services that are purchased on our platform. As of December 31, 2020, approximately 2 million PicPay Cards had been issued. In December 2020, users with the PicPay Card spent on average 4.8x more on our app than other users who did not have the PicPay Card. In addition, among active transacting users, retention in the third month after first use was 95% higher among PicPay Card users than among other users, considering cohorts activated in the first nine months of 2020 (for example, users activated in January who were still active in April).

•        PicPay Store:    The PicPay Store is an open platform that allows businesses to create mini apps to connect their products, services and experiences to millions of PicPay users. These products and services include digital goods, such as in-game credits, cellular phone recharge credits (top-ups) and transportation tickets, and physical goods, such as food delivery, in each case via integration with a variety of e-commerce marketplaces and retailers. We believe that the PicPay Store’s open platform will allow us to scale merchant partner integrations to faster serve a wide range of market segments. We earn commissions from the sale of third-party goods through the PicPay Store. In 2020, our users completed approximately 24.8 million transactions on the PicPay Store.

•        Ads:    We plan to offer ads on our app to allow merchants and brands to reach audiences based on user behavior and purchase history in order to drive actions such as shopping, watching and sharing content. We plan to use Artificial Intelligence to create recommendation models to suggest products, offers and content on user interfaces. Our ads content is expected to include promoted recommendations and promoted branded content created by our partners, advertiser funded rewards, such as discounts, cashbacks and coupons integrated with user wallets, and monetized interactions, in which audiences are given financial incentives to watch, click or share promoted branded content. We intend to monetize this business by charging impression and conversion fees.

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User Base Growth

The graphs below set forth our user base growth from December 31, 2018 to December 31, 2020:

Our Technology

Our application brings together an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client commerce experiences in a more secure, all-in-one environment. Our platform was developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions – all in a digital, integrated and holistic manner. We believe that our platform is agile, reliable, and scalable with fast processing speeds and a broad range of capabilities that can be maintained and expanded relatively easily and cost-effectively. The advanced nature and flexibility of our platform enables us to provide several technologies and benefits.

Our Competitive Strengths

We expect that a number of our competitive advantages will continue to contribute to our growth, leveraging on our broad product offering and our 38.8 million registered users as of December 31, 2020. We believe that the key to our success is based on user experience (one-stop shop), network effect and our open platform approach to partners and technologies, among others, as described below.

One-stop shop application that addresses daily financial, shopping and communication needs of our users

We provide an application that is designed to fulfill the daily financial, shopping and communication needs of our users, connecting them to each other, as well as merchants and participants in the Brazilian financial sector, including banks, through what we believe is a simple, intuitive and connected platform that leverages social features and user experience.

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We believe that the one-stop shop capabilities of our application enable us to position ourselves in all stages of the daily life of our users, boosting customer interaction and engagement while improving user experience. Set forth below is an illustration of a user’s potential daily interactions through our platform:

Network effect at the core of our growth

We believe that network effect (i.e., increased perceived value in our goods and services as more people use our platform) is the main growth engine of our platform and one of the most important pillars of our operations. We believe that it allows us to materially expand our user base at an accelerated pace with low costs. Network effect is at the center of the decision-making process on several fronts of our business, including product development, geographic expansion and technology development. We believe the network effect we are able to generate enables us to quickly scale our operations and will allow us to maintain a leading position among super apps in Brazil.

Our business model is designed to reinforce network effect as users interact and transact through our platform. Several social features of our platform, such as P2P transactions, including gift sending, and interaction feeds, were designed to strengthen network effect. Similarly, we expect that several features that we expect to launch in the near future will further strengthen the network effect of our ecosystem, including:

•        P2P lending: one-on-one and collective (multiple investors to multiple borrowers);

•        Bill splitting among several users;

•        Open API and PicPay Store open software development kit (opening of the PicPay Store platform to retailers and third-party developers);

•        Audio and video chat;

•        Cash-in and cash-out at retail cashiers; and

•        PicPay Store post-sales communications integrated to direct messaging.

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The flywheel below illustrates the network effect acting on our ecosystem, whereby: (1) more users increase geographic density, creating more use cases and stimulating more users; (2) geographic density encourages more merchants to join our platform, creating more use cases and stimulating more users; and (3) more users also attract more third-party offers to the PicPay Store, creating more use cases and stimulating more users.

+ USERS
(demand)
+ USE CASES
+ GEOGRAPHIC
density
+ MERCHANTS
+ 3rd PARTY SERVICES
(store, financial
marketplace)

We have experienced network effect in the Brazilian State of Espírito Santo, where we were founded in 2012. Espírito Santo is our most mature market. In December 2020, users in Espírito Santo completed 3.5x more monthly transactions on our app and generated 2.2x more revenue per user on our app than users of our app in the rest of Brazil combined.

Open technology platform and extensive track record of execution

We believe that an effective and sustainable technology culture is part of our DNA. We combine multiple pillars that sustain our technology backbone, including cloud native software culture, obsession with user experience, highly scalable open platforms for developers, agile development, focus on research and experimentation, fast delivery, organization agility, and data- and Artificial Intelligence-driven solutions.

In addition to our technology backbone, our people are among our greatest assets and one of our priorities. They are one of the main drivers that sustain the pace of our development. In December 2020, technology staff accounted for 62% of our payroll, and we have more than 900 technology and technology-related employees working on an average of 700 software deliveries per month in the fourth quarter of 2020. Our software engineering employee base grew from 35 to more than 700 over the last two years. Additionally, in 2019 and 2020, we delivered a new version of our super app once per week on average.

The growth of our user base is supported by an extensive track-record of product development, with more than 30 significant products and/or features launched in 2020. We conduct this process with a strong pioneering spirit, focus on network effect generation and under a tailor-made approach considering the everyday needs of our clients.

Household name in Brazil

We believe we are a household name in Brazil. Our brand was recognized by 68% of Brazilian adults surveyed by Google/Kyra/MosaicLab in August 2020. We also ranked first in the “Top of Mind” survey of payment apps and digital wallets in Brazil conducted by Ginger between December 2020 and January 2021. When asked which brand of payment app or digital wallet came to mind, approximately 26% of respondents in this survey named our application, placing us ahead of PayPal (25%) and MercadoPago (7%), among others, In addition, we were named the “Best Super App,” and “Best Fintech” in Brazil by a popular vote conducted by IBest in 2020.

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Efficient unitary economics

We believe we have achieved healthy payback dynamics together with a solid expansion of our user base. As the scale of our platform and network effect has increased, our customer acquisition costs have decreased over time. Moreover, for active user cohorts, we have observed increasing transaction margin per user over time (measured as transaction revenue per user minus MDR per user).

Corporate Governance

The board of directors of PicS will consist of a majority of independent members. In addition, we have a seasoned management team that includes experienced professionals in the fields of technology and financial services. Key executives include our CEO, José Antônio Batista Costa, PicPay Brazil’s co-founder and vice-president of technology and products, Anderson Chamon, and PicPay Brazil’s vice-president of financial services, Eduardo Chedid, the former CEO of Elo, a Brazilian payment scheme settlor.

PicPay Brazil’s management team is supported by a governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees. Additionally, PicPay Brazil’s management has approved a broad set of policies that govern its operations, such as a code of conduct, business continuity plan, anti-bribery, audit, compliance, community and culture, anti-money laundering, risks and internal controls, among others.

People and Culture

We aim to achieve our business goals while adhering to our seven core values: humility, determination, availability, ownership, simplicity, sincerity and discipline.

We have a rapid hiring process to sustain business growth with quality supported by a diverse team to achieve high performance. Our overall headcount grew approximately 10x from December 2018 to December 2020, reaching 1,845 employees as of December 31, 2020, while our tech-focused headcount grew 22x during the same period. We also have a performance evaluation process based on our values, including a culture evaluation committee as part of our recruitment process.

We are the highest ranked Brazilian technology company for employee satisfaction, according to a survey of former and current employees conducted by Glassdoor in November 2020. Our net employee net promoter score of 93% ranked ahead of Loggi (92%), iFood (92%), PagSeguro (86%), Nubank (85%), Stone (75%) and C6 Bank (73%).

Our Growth Strategies

Our primary growth strategies are:

Scale our user base

As discussed above and illustrated by our operations in Espírito Santo, our most mature market, the PicPay flywheel (our network effect) accelerates with a high-density user base. As such, our strategy to scale our user base nationally and regionally includes marketing and sales initiatives targeting users and merchants in high density urban centers.

Increase product offerings and penetration

By adding new products and services to our platform, we bring more usage with product depth and our app becomes part of our users’ daily routine. In 2021, we expect to launch several features on our platform, including P2P lending, insurance, investments, bill payment scheduling, direct messaging and PicPay Store offerings through user feeds.

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Grow our super app

We believe that our ecosystem of lifestyle services is the glue between our users and providers. We intend to accelerate growth in our network and expand our portfolio focusing on new customer-paid products and services and merchant-paid platform usage. We also plan to offer ads on our app to allow merchants and brands to reach audiences and allow users to have access to additional promotions and discounts.

Invest in M&A

We intend to accelerate our growth with an M&A strategy that includes targets that will expand our product portfolio, improve our competencies and increase our presence along our value chain or shorten our path to new markets.

Environmental, Social and Governance (ESG)

We are committed to environmental, social and governance (ESG) matters, as illustrated below:

•        Environmental:    We are in the process of installing photovoltaic solar panels on the roof of our corporate headquarters in order to boost our use of renewable and clean energy. We intend to run 50% of our office with clean energy by June 2021. We also offer a feature on our app through which users can donate funds to NGOs, such as Greenpeace Brazil.

•        Social:    We offer a feature on our app through which users can donate funds to various organizations and charities, including 147 NGOs. For example, from March 2020 to June 2020, through our donation feature, our users provided more than R$8.4 million in economic assistance to individuals affected by the COVID-19 pandemic. We were one of the key platforms that enabled distribution of the “coronavoucher,” a Brazilian government program that supported more than 36 million families and distributed more than R$300 billion in economic assistance. We are also involved in education initiatives, such as Tomorrow’s PicPay, an educational program for socially disadvantaged children that we established in 2017, and our partnership with the Germinare Institute, a nonprofit educational institution founded by J&F in 2009. Our diversity initiatives include a goal to increase gender diversity in leadership to 40%.

•        Governance:    Our corporate governance initiatives include anti-money laundering, data security and data protection and non-discrimination policies and diversity and inclusion initiatives.

Our History

We were founded in 2012 in the city of Vitória, the capital of the Brazilian State of Espírito Santo, by three seasoned entrepreneurs who had the goal of making people’s lives easier. We started by democratizing financial services in Brazil, connecting people who needed to transfer money, offering 24x7 P2P and QR Code payment in a mobile end-to-end experience.

We have grown to become the largest super app in Brazil in terms of number of registered users as of December 31, 2020, based on our comparison of other Brazilian participants with publicly-available information (i.e. Nubank, Banco Inter, Meliuz and C6). We believe that the growth of our user base and user engagement in our ecosystem demonstrates the scalability of our business model and has revealed a great opportunity to generate more value for these users, adding new experiences that are designed to satisfy a user’s daily needs, whether providing for social interaction between people around their payments or allowing for purchases of products and services in a broad e-commerce marketplace on our app.

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Recent Developments

Capital Increase

On January 29, 2021, the shareholders of PicPay Brazil approved a capital increase in the amount of R$129.5 million, through the issuance of 153,842 shares (76,921 common shares and 76,921 preferred shares). This capital increase is subject to approval by the Brazilian Central Bank. For more information, see “Capitalization.”

Summary of Risk Factors

Investing in our Class A common shares involves risks. You should carefully consider the risks described in the “Risk Factors” before making a decision to invest in our Class A common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•        We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

•        If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

•        Our business has generated losses, and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and we may continue to generate losses in the future, which may cause the market price of our Class A common shares to decline.

•        If we are unable to grow our user base and maintain active users or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

•        We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

Our Corporate Structure

We are a Cayman Islands exempted company incorporated with limited liability on January 18, 2021 for purposes of undertaking our initial public offering.

Prior to the completion of this offering, the existing shareholders of PicPay Brazil at the time will contribute all of their shares in PicPay Brazil to us in a transaction or series of transactions that we refer to as “Corporate Reorganization.” As a result of the Corporate Reorganization, PicPay Brazil will become our direct subsidiary. In return for this contribution, we will issue        new Class B common shares to the existing shareholders of PicPay Brazil. Until the contribution of PicPay Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the        new Class A common shares that will be issued and sold by us in this offering, we will have a total of        common shares issued and outstanding immediately following this offering.        of these shares will be Class B common shares beneficially owned by the existing shareholders of PicPay Brazil, and        of these shares will be Class A common shares beneficially owned by investors purchasing in this offering. See “Principal Shareholders.”

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The following chart reflects our corporate structure, after giving effect to our Corporate Reorganization and this offering.

Corporate Information

Our principal executive offices are located at Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil. Our principal website is www.picpay.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•        the ability to present more limited financial data for our IPO, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

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The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our audited financial statements.

Issuer	PicS Ltd.
Number of Class A common shares offered	Class A common shares.
Offering price range	Between US$ and US$ per Class A common share.
Voting rights

The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share. See “Description of Share Capital — Voting Rights.”

Option to purchase additional Class A common shares

We have granted the underwriters the right to purchase up to an additional        Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions payable to us, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on Nasdaq, under the symbol “PICS.”
Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$        (or US$        million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund the Company’s growth strategy, which may include M&A transactions, and for general corporate purposes. To this end, we intend to carry out a capital increase of PicPay Brazil with the net proceeds of this offering. See “Use of Proceeds.”

Share capital before and after offering

Immediately prior to the completion of this offering,          Class A common shares and        Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have        Class A common shares and        Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or          Class A common shares and          Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional common shares is exercised in full).

The remaining authorized but unissued shares are presently undesignated and may be issued by the board of directors of PicS as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. See “Description of Share Capital.”

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Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividends and Dividend Policy.”

Lock-up agreements

We, our executive officers and directors who will hold shares upon completion of this offering and our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of        . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

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Summary Financial and Other Information

The summary financial information presented below has been derived from the audited financial statements of PicPay Brazil as of and for the years ended December 31, 2020 and 2019, prepared in accordance with IFRS, as issued by the IASB. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements, included elsewhere in this prospectus.

	For the Year Ended December 31,
	2020(1)	2020	2019
	(in US$ thousands, except as otherwise disclosed)	(in R$ thousands, except as otherwise disclosed)
Statement of Profit or Loss Data
Net revenue from transaction activities and other services	16,011	83,204	21,915
Financial income	58,952	306,354	63,666
Total revenue and income	74,963	389,558	85,581

Cost of sales and services	(55,909)	(290,543)	(32,497)
Selling expenses	(112,672)	(585,524)	(218,041)
Administrative expenses	(36,439)	(189,360)	(56,262)
Financial expenses	(13,575)	(70,547)	(42,618)
Other (expenses) income, net	(11,023)	(57,283)	(2,787)
Loss for the year	(154,656)	(803,699)	(266,624)
Loss attributable to the Company’s shareholders	(154,656)	(803,699)	(266,624)

Weighted average number of shares	94,762	94,762	31,933
Loss per share – basic and diluted (R$ or US$, as the case may be)(2)	(1,632)	(8,481)	(8,349)

____________

(1)     For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)      Calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year of 94,762 shares 2020 and 31,933 shares in 2019.

	As of December 31,
	2020(1)	2020	2019
	(in US$ thousands)	(in R$ thousands)
Statement of Financial Position Data
Cash and cash equivalents	21,528	111,874	19,960
Financial investments (measured at fair value through other comprehensive income)	72,287	375,656	96,515
Financial investments (measured at amortized cost)	178,960	930,000	3,836
Trade receivables (measured at amortized cost)	85,359	443,583	422,516
Total assets	419,669	2,180,893	627,323
Third party funds (measured at amortized cost)	247,999	1,288,776	102,312
Funding from related parties (measured at amortized cost)	74,196	385,573	392,684
Total liabilities	359,901	1,870,295	576,312
Equity	59,768	310,598	51,011
Total liabilities and shareholders’ equity	419,669	2,180,893	627,323

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

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	For the Year Ended December 31,
	2020(1)	2020	2019
	(in US$ thousands)	(in R$ thousands)
Other Financial Data
Cash flows related to:
Operating activities	(76,147)	(395,714)	(101,762)
Investing activities	(18,396)	(95,601)	(18,811)
Financing activities	112,231	583,229	122,544

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of December 31,
	2020	2019	2018
Operating Data
Users (in millions):
Registered users(1)	38.8	14.9	10.0
Active users(2)	28.4	6.4	2.6
Active transacting users(3)	16.2	3.1	2.2
Users with a wallet balance	8.3	1.5	0.3
Wallet balance (in R$ millions)(4)	1,163	78	12

____________

(1)      Users who download our application and create an account with us. From December 31, 2018 to December 31, 2020, our registered user base grew at a CAGR of 97%.

(2)      Users who have opened our application at least once during the preceding 12 months. From December 31, 2018 to December 31, 2020, our active user base grew at a CAGR of 231%.

(3)      Users who have made at least one financial transaction on our platform during the preceding 12 months. From December 31, 2018 to December 31, 2020, our active transacting user base grew at a CAGR of 171%.

(4)      Refers to the total amount of money that is available in users’ payment accounts

	For the three months ended December 31,		For the Year Ended December 31,
	2020	2019	2020	2019	2018
	(in R$ billions)
Operating Data
TPV(1)	11.3	3.1	36.2	7.0	1.4

____________

(1)      Refers to the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. Our 2020 TPV run rate (defined as 12 times our December 2020 TPV of R$4.13 billion) was R$49.3 billion. From January 1, 2018 to December 31, 2020, our TPV grew at a CAGR of 408%.

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Risk Factors

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to purchase our Class A common shares. In particular, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate in a highly competitive and dynamic industry. As a super app, we face competition from a variety of participants in Brazil, including financial institutions and social media companies. Our primary competitors by technology offering are:

•        Social:

•        larger social media companies and applications, such as Facebook, WhatsApp, Instagram, Telegram and WeChat.

•        Digital Wallet:

•        paper-based transactions (principally cash and checks);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        merchant acquirers in Brazil, such as GetNet, Stone, Rede and Cielo;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre, Square and PagSeguro; and

•        other technology companies, including digital and mobile applications, that provide P2P, P2B and P2M electronic payment services in Brazil, such as WeChat and WhatsApp, and companies that offer the PIX instant payment system developed by the Brazilian Central Bank.

•        Financial Marketplace:

•        traditional banks and other financial institutions in Brazil that provide credit and debit cards, loans and other financial products and services; and

•        other technology companies, including digital and mobile applications, that provide financial services in Brazil, such as Nubank, XP, Banco Inter and PagBank from PagSeguro.

•        PicPay Store:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile applications, that offer third party digital goods to consumers in Brazil, such as WeChat, Amazon, AliExpress, MercadoLibre, Magazine Luiza and B2W.

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•        Ads:

•        traditional sources of advertising and marketing, such as digital and print media; and

•        other technology companies, including digital and mobile applications, that offer advertising platforms, such as WeChat, Facebook, Google and Instagram.

We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as pay-over-time solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity, and transparency of payment terms; reliability and speed in processing payments; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; customer service; brand and reputation; and consumer and merchant satisfaction.

Some of our competitors, particularly credit issuing banks and social media companies, are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources and established distribution channels could enter the market.

Increased competition could result in the need for us to alter the pricing and services we offer to merchants or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or merchants using our platform, which would reduce the attractiveness of our platform to other consumers and merchants, and which would materially and adversely affect our business, results of operations, financial condition, and future prospects.

If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

The technology-enabled multipurpose industry in which we operate is subject to rapid and significant changes, new product and service introductions, evolving industry standards, changing client needs and the entrance of new competitors, including nontraditional competitors. In order to remain competitive, we are continually involved in a number of projects to develop new products and services or compete with these new competitors, and other new offerings emerging in our industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of user adoption. Any delay in the delivery of new products or services, performance problems or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our users. Furthermore, even though the market for our products and services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

Our business has generated losses, and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and we may continue to generate losses in the future, which may cause the market price of our Class A common shares to decline.

We generated net losses of R$803.7 million and R$266.6 million in the years ended December 31, 2020 and 2019, respectively. We intend to continue to make significant investments in our business, including expenses relating to: (1) the development of new products, services and features; (2) marketing and advertising to increase our brand awareness; and (3) general administration, including legal, finance and other compliance expenses related to being a public company. For example, in 2021, we expect to launch several features on our platform, including P2P lending, insurance, investments, bill payment scheduling, direct messaging and PicPay Store offerings through user feeds. However, these improvements, which require us to incur significant up-front costs, may not result in the

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long-term benefits that we expect, which is to increase our revenue by increasing our base of registered, active and active transacting users. In addition, increases in our user base could cause us to incur increased losses, because costs associated with new users are generally incurred up front, while revenue is recognized thereafter as customers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may continue to incur significant losses, which could cause the market price of our Class A common shares to decline.

If we are unable to grow our user base and maintain active users or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

We generate revenue primarily from our electronic payment and financial intermediation services, in particular by: (1) charging fees in connection with certain payment transactions and fund transfers carried out by our users through our platform; (2) offering the PicPay Card; (3) providing correspondent bank services to Banco Original; and (4) earning commissions from the sale of third party goods on the PicPay Store. Our success depends on our ability to generate repeat use and increased transaction volume from existing users and to attract new users to our platform. If we are not able to continue to grow user base and maintain active users, we will not be able to continue to grow our business.

The attractiveness of our platform to users depends upon, among other things, the mix of products and services available to users through our platform, our brand and reputation, user experience and satisfaction, user trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes and other investments and innovations.

In addition, a key pillar of our growth strategy is the expansion of our social media network, which is associated with key assumptions, including the increased internet usage in Brazil and a demand for integrated platforms with differentiated solutions. Successful implementation of this strategy will require a significant investment in technology development, operations and marketing and sales. We may not achieve market expansion and acceptance by users and we may incur problems introducing new solutions and services, including if our underlying assumptions are not met. We may also experience losses related to these investments, which could have a material adverse effect on our results of operations. There can be no assurance that we will be able to successfully capitalize on growth opportunities, which may adversely impact our business model, revenues, results of operations and financial condition.

If we fail to retain our relationship with existing users, if we do not attract new users to our platform and products or if we do not continually expand usage and volume from users on our platform, our business, results of operations, financial condition and prospects would be materially and adversely affected.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

Since we launched our platform in 2012 we have experienced significant growth. For example, our number of registered users increased from 10.0 million as of December 31, 2018 to 38.8 million as of December 31, 2020, and our total payment volume increased from R$1.4 billion in 2018 to R$36.2 billion in 2020. We have a relatively limited operating history at our current scale, and our growth in recent periods exposes us to increased risks, uncertainties, expenses, and difficulties. If we are unable to maintain at least our current level of operations using cash flow, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

As a result of our growth, we face significant challenges in:

•        increasing the number of users with, and the volume of, payments facilitated through our platform;

•        maintaining and developing relationships with existing merchants and additional merchants;

•        securing funding to maintain our operations and future growth;

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•        maintaining adequate financial, business, and risk controls;

•        implementing new or updated information and financial and risk controls and procedures;

•        navigating complex and evolving regulatory and competitive environments;

•        attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

•        particularly in the post-COVID-19 environment, training, managing, and appropriately sizing our workforce and other components of our business on a timely and cost-effective basis;

•        expanding within existing markets;

•        entering into new markets and introducing new solutions;

•        continuing to develop, maintain, protect, and scale our platform;

•        effectively using limited personnel and technology resources;

•        maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•        continuing to increase our infrastructure to ensure that it is capable of supporting an increase in the number of our users.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects. Any evaluation of our business and prospects should be considered in light of the limited history of our growth, and the risks and uncertainties inherent in investing in early-stage companies.

Changes to payment card networks or acquirer fees, rules or practices could harm our business.

As a sub-acquirer, we pay fees to acquirers for payment processing transactions that occur on their platforms. From time to time, acquirers have increased, and may continue to increase in the future, the fees that they charge for transactions that access their networks, which could negatively impact us and significantly increase our costs.

We are required to comply with payment card network operating rules, including special operating rules for payment service providers to merchants. We have agreed to reimburse acquirers for any fines they are assessed by payment card networks resulting from any rule violations by us or our merchants. As of the date of this prospectus, we had not paid any such fines to our acquirers. We may also be directly liable to the payment card networks for rule violations. The payment card networks and acquirers could adopt new operating rules or interpret or re-interpret existing rules that we or our merchants might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using certain payment cards to fund their payments. If we are unable to accept certain payment cards or are limited in our ability to do so, our business would be adversely affected.

We and our acquirers have implemented specific business processes for merchants to comply with payment card network operating rules for providing services to merchants. Any failure to comply with these rules could result in fines. We are also subject to fines from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or considered “high risk” under their network operating rules, including the sale of certain types of digital content. For “high risk” merchants, we must either prevent such merchants from using our services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Although the amount of these fines has not been material to date, we could be subject to significant additional fines in the future, which could result in a termination of our ability to accept payment cards or require changes in our process for registering new customers, which would adversely affect our business. Payment card network rules may also increase the cost of, impose restrictions on, or otherwise negatively impact the development of, our retail point-of-sale solutions, which may negatively impact their deployment and adoption.

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If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing, protecting and maintaining awareness of our “PicPay” brand in a cost-effective manner is critical to attracting new and maintaining active users to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of our users. Our efforts to build our brand have involved significant expense, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, we may lose our existing users to our competitors or be unable to attract new users. Any such loss of existing users, or inability to attract new users, would have an adverse effect on our business and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in, among others:

•        loss of revenues;

•        loss of users;

•        loss of merchant and cardholder data;

•        loss of our Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil;

•        fines or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future;

•        harm to our business or reputation resulting from negative publicity;

•        exposure to fraud losses or other liabilities;

•        additional operating and development costs; and/or

•        diversion of technical and other resources.

In particular, we rely heavily on Amazon Web Services, or AWS, to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation.

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While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect our business.

There is risk of fraudulent activity associated with our platform and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have limited recourse to the merchant to collect the amount owed by the consumer. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition.

High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results, including revenue, expenses, total payment volume, consumer metrics, and other key metrics, have fluctuated significantly in the past and are likely to do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results are likely to fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common shares. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common shares will be adversely affected.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to economic and political risk, the business cycles and credit risk of our clients and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using

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electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our users make fewer transactions or spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “— Risks Relating to Brazil.”

A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use our platform for their payment transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including, credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our users to do business or utilize electronic payment mechanisms, our business, financial condition and results of operations may be adversely affected.

Fluctuations in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing for the prepayment of merchants’ receivables when users make purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer customers may decide to make payments in installments if our overall financing costs require us to increase the cost of our installment payment solutions to our clients. Either of these factors could cause our business activity levels to decrease, which could materially adversely affect our financial condition and results of operations. On the other hand, if Brazilian interest rates decrease, our revenues per transaction may decrease.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer payments services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and are exposed to liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing.

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Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks, and if we are unable to ensure this connection, our business may be materially adversely affected.

We create applications and other software that enable us to provide the majority of our services. However, for some products, we are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in or failures of these systems or networks, such as widespread internet inoperability in Brazil, that materially affect the functionality of our products and services impose additional costs or requirements on us or create restrictions on free competition could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including card issuers, to provide some of our products and services. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to properly use our products and services, which would seriously harm our business.

In addition, our solutions, including hardware and software, depend on mobile networks offered by telecommunications operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the use of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to connect effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services through our platform. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We use open source software in our platform, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who use, distribute or make available across a network software or services that include open source software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on terms unfavorable to the developer or at no cost. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our platform

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or solutions, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to expend substantial time and resources to re-engineer our components of our platform.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Any acquisitions, partnerships or joint ventures that we may enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. Certain acquisitions, partnerships and joint ventures we may enter into may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to attract and retain highly skilled employees.

Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees in Brazil is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to continue to attract or retain highly skilled employees, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. For example, disruptions in the credit markets or other factors, including the continued impact of the COVID-19 pandemic, could adversely affect the availability, diversity, cost, and terms of our funding arrangements. The broad impact of COVID-19 on the financial markets has created uncertainty and volatility in many funding markets and with many funding sources. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.

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Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In the future, we may also seek to further access the capital markets to obtain capital to finance growth. However, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage large amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business.

We track certain key business metrics, such as total payment volume, active users and active transacting users, with internal systems and tools that are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

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We have identified material weaknesses in our internal control over financial reporting and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting. In connection with the audit of our financial statements for the years ended December 31, 2020 and 2019, we identified a number of material weaknesses related to controls around the financial reporting process, including IT related controls, the calculation of EPS, the identification and disclosure of related party transactions and the procedures existent to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

 We plan to adopt several measures that will improve our internal control over financial reporting, including: (1) hiring experienced personnel within our accounting and finance team; (2) implementing a new enterprise resource planning (ERP) system; (3) developing data science and software solutions to improve and escalate our reconciliation processes and procedures; and (4) improving of our internal controls to provide additional levels of review and enhanced documentation. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

We will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, after the completion of this offering. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F subject to phase-in accommodations for newly-listed companies. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

The novel coronavirus, or COVID-19, outbreak could materially and adversely affect our business, financial condition and results of operations.

The novel strain of the coronavirus identified in late 2019 has spread globally, and the World Health Organization characterized the outbreak as a pandemic in March 2020. The outbreak has resulted in government authorities and businesses throughout the world implementing numerous measures intended to contain and limit the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and lock-down orders, and business limitations and shutdowns. In Brazil, some states and municipalities followed such steps and took measures to prevent or delay the spread of the disease, such as restrictions on circulation and social distancing, which resulted

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in the closure of shopping malls, areas of major circulation, parks and other public spaces. In addition, these measures have affected the behavior of the general population, resulting in a sharp decrease or even a halt in the activities of companies in various sectors, as well as in a drastic reduction in consumption.

The COVID-19 outbreak has adversely impacted and is likely to further adversely impact the operations of our customers, suppliers, vendors and other business partners, and may adversely impact our results of operations in the future. Commerce in Brazil may be adversely impacted by the measures described above, which are intended to contain and limit the outbreak’s spread. While many of these mitigation measures are gradually being lifted, to the extent they may remain in place or are reinstated for significant periods of time, they may adversely affect our business, financial condition and results of operations. In particular, we have experienced and may continue to experience adverse financial impacts from a number of operational factors, including, but not limited to, the following:

•        Merchants selling goods or services in advance of the date of their delivery or experiencing bankruptcy, insolvency, business failure, or other business interruption, which could result in our becoming liable to the buyers of such goods or services, through chargebacks on payment cards used by customers to fund their payments;

•        Increased cybersecurity and payment fraud risk related to COVID-19, as cybercriminals attempt to profit from the disruption in light of increased online banking, e-commerce, and other online activity; and

•        An increased volume of unanticipated customer requests for support (resulting in increased volume to our customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending that have historically had a strong in-store presence. On balance, our business has benefited from these behavioral shifts, including a significant net increase in new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted. In addition, in March 2020, the Brazilian government passed an economic stimulus package which included providing vulnerable populations with emergency financial relief. Our platform served as a conduit through which users were able to obtain these funds. This initiative significantly increased our number of active users and user account balances. With the passage of time, these users may not remain active.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant increase in the number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities. In addition, new strains of the COVID-19 virus have been identified that are considered to be more contagious and potentially more infectious, posing a serious additional public health threat.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. The extent to which the COVID-19 pandemic impacts our business, financial condition and results

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of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, actions taken to contain COVID-19 or treat its impact, measures taken by various governmental authorities in response to the outbreak (such as continued and/or new quarantines, mask and social distancing requirements, and travel restrictions), geographic variation in how Brazilian states are handling the outbreak and how quickly and to what extent normal economic and operating conditions could potentially resume. While we do not yet know the full extent of the impacts on our business, financial condition, and results of operations, or the global economy as a whole, these impacts, individually or collectively, could have a material adverse impact on our business, financial condition and results of operations. In addition, the impact of COVID-19 may heighten or exacerbate many of the other risks discussed in “— Risk Factors”, any of which could have a material impact on us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “— Risks Relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

We have relevant transactions with related parties.

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our shareholders and affiliates. During the period covered by the financial statements included in this prospectus, we have engaged in related party transactions (including the controlling shareholder of PicPay Brazil) that have had a material impact on our results of operations and financial position and that others may not consider to be on market terms. For more information, see “Related Party Transactions.” If we are unable to engage in transactions with our shareholders and affiliates on an arms’ length basis, our results of operations and financial condition may be adversely impacted. Future conflicts of interests may arise between us and any of our affiliates, or among our affiliates, which may not be resolved in our favor.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of users’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Although we have not experienced any significant cyber security attacks that have caused information leakage or operational losses, we could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our or third party systems, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

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In the scope of our activities, we share information with third parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. We may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of our users by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures and associated costs, such as firewall, security operation center infrastructure, virtual private network and third party services, may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under applicable laws or regulations. In addition, a significant cybersecurity breach of our systems or communications could result in the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. We do not maintain insurance policies specifically for cyber-attacks.

We cannot guarantee that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, as a result of the COVID-19 pandemic, we have increased the number of our employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms or to maintain insurance policies at all, which may adversely affect our business and the trading price of our Class A common shares.

Damage to our reputation and image can damage our business and prospects.

Our credibility with the market is of great importance to enable us to conduct our business, attract and retain users, employees and investors. Our credibility may be adversely affected by several factors, internal or external to

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us, such as inadequate customer service, irregular business with users, suppliers or partners, non-compliance with legal and regulatory obligations, failures in risk management, worsening of financial results, negative publicity (even if inaccurate), actions contrary to health or work safety, adverse social and environmental events, discriminatory practices or illegal acts, corruption or unethical behavior by employees, directors and officers, controlling shareholder(s), partners and suppliers, among others. The negative impact on our reputation and image could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Following the consummation of this offering, J&F Investimentos S.A. will indirectly own        % of our Class B common shares and        % of the voting power of our company. Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista, or the Batistas, jointly control and equally and indirectly own 100% of the equity interests of J&F Investimentos S.A. In May and June 2017, the Batistas and J&F Investimentos S.A. entered into a leniency (plea bargain) agreement, or the Leniency Agreement, with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal) in connection with admissions of certain illicit conduct and in which they agreed to pay a fine over a 25-year period. We acceded to the Leniency Agreement in respect of certain compliance-related obligations. The Batistas have also been subject to ongoing investigations by the CVM for alleged violations of Brazilian securities and corporate law. In October 2020, the Batistas and J&F Investimentos S.A. consented (without admitting or denying any findings) to an SEC cease-and-desist order finding that they caused their affiliate Pilgrim’s Pride Corporation to violate the books and records and internal accounting controls provisions of the U.S. Foreign Corrupt Practices Act, or FCPA, and paid disgorgement and a civil penalty. In addition, J&F Investimentos S.A. pleaded guilty to a conspiracy to violate the FCPA and paid a criminal penalty. J&F Investimentos S.A. also agreed to report periodically to the SEC and the U.S. Department of Justice on the implementation of its compliance program.

We cannot guarantee that negative news and publicity (whether or not factually accurate) will not be released, including in respect of the Leniency Agreements or the CVM investigations of the Batistas, and, in these cases, our reputation and image may be damaged. We also cannot guarantee that we will not need to take any contingency actions in case of a reputational crisis and that any such actions will be effective or sufficient. Actions or allegations (whether grounded or unfounded) regarding actions taken by third parties, including our controlling shareholder(s), suppliers or partners, such as non-compliance with labor laws, the practice of illegal acts or corruption, or actions contrary to health, work safety, as well as socio-environmental regulations, may adversely impact our reputation with our users, suppliers and partners and the market.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

After the completion of this offering, we will become subject to certain reporting requirements of Exchange Act and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

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These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our customers, suppliers, vendors and other business partners were affected by natural disasters, health epidemics or other major events.

Risks Relating to Legal and Regulatory Matters

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised of Brazilian Federal Law No. 12,865/13 and related rules and regulations.

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Failure to comply with the requirements of the Brazilian legal and regulatory framework, including without limitation any failure to timely make the required filings with the Brazilian Central Bank, may prevent us from carrying out our regulated activities, and may: (1) require us to pay substantial fines (including per transaction fines) and disgorgement of our profits; (2) require us to change our business practices; or (3) subject us to insolvency proceedings such as an intervention by the Brazilian Central Bank, as well as the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

In addition, we offer installment payment solutions to our users through the investment fund FIDC PicPay I, which acts as a capital market securitization vehicle that purchases receivables before their original payment date. FIDC PicPay I is not a financial institution and, thus, it is not authorized by the Brazilian Central Bank of Brazil to grant loans with interest rates above the limits set by Decree No. 22,623, of April 7, 1933 (the Brazilian Usury Law). In case the discount rates applicable to the purchase of receivables by FIDC PicPay I are considered as “interest” under Brazilian law, the limits set by the Brazilian Usury Law would apply to these rates. Any limitation to the discount rates applicable to the purchase of receivables by FIDC PicPay I could negatively impact our business, financial condition and results of operations.

Furthermore, as part of the ongoing discussions in Brazil related to non-financial companies providing financial services, current regulation may evolve and create additional rules and obligations to payment institutions payment scheme settlor and to the market in general.

For further information regarding these regulatory matters, see “Regulatory Overview.”

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In September 2020, Brazilian Federal Law No. 13.709/2018, as amended, called the General Data Protection Law (Projeto de Lei Geral de Proteção de Dados), or the LGPD, came into effect creating a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data that affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. All legal entities are required to adapt their data processing activities to these new rules. The application of penalties provided for in the LGPD is expected to become effective on August 1, 2021. Any additional privacy laws or regulations enacted or approved in Brazil could seriously harm our business, financial condition or results of operations. Accordingly, our personal data processing activities and digital advertising practices may change significantly, which could result in additional costs for us due to the requirements to conform our practices to the provisions set forth in the LGPD.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially

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and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending. Recently, the Brazilian government enacted Supplementary Law No. 175/20, which, among other measures, aimed to enable the application of provisions brought by Supplementary Law No. 157/16. There could be a discussion on whether ADI No. 5835 would have lost its object upon the enactment of Supplementary Law No. 175/20, but the Supreme Court has not taken a position on this matter yet.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

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We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in a jurisdiction that has a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We may be in the future, party to significant legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business — Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

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We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•        growth or downturn of the Brazilian economy;

•        interest rates and monetary policies;

•        exchange rates and currency fluctuations;

•        inflation;

•        liquidity of the domestic capital and lending markets;

•        import and export controls;

•        exchange controls and restrictions on remittances abroad;

•        modifications to laws and regulations according to political, social and economic interests;

•        fiscal policy and changes in tax laws;

•        economic, political and social instability;

•        labor and social security regulations;

•        energy and water shortages and rationing; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic

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uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Factors Affecting our Results of Operations.”

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil contributed to decreased market trust in the Brazilian economy and worsened the domestic political scenario. Moreover, the volatility of Brazilian markets heightened due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. As of the date of this prospectus, Jair Bolsonaro, president of Brazil, is under investigation by the Brazilian Federal Supreme Court (Supremo Tribunal Federal) for alleged misconduct. Any consequences from these investigations, including potential impeachment proceedings, may materially adversely affect the political and economic environment in Brazil and the business of companies operating in Brazil, including us.

It is unclear if and for how long the political divisions in Brazil will continue under Mr. Bolsonaro’s administration and the effects that these divisions may have on Mr. Bolsonaro’s ability to govern Brazil and implement reforms. Any continuation of these divisions could result in congressional deadlock, political unrest and massive demonstrations and/or strikes that could adversely affect our operations.

Moreover, any difficulties that the government may have to obtain majority vote in congress to implement reforms may result in congressional deadlock, political instability and massive demonstrations and/or strikes that could adversely affect us. Uncertainties in relation to the implementation by the new administration of changes relating to monetary, tax and social security policies, as well as to the legislation that must be passed to implement them, may contribute to economic instability and heighten market volatility, which may adversely affect us.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços de Mercado), or IGP-M index, was 23.14% in 2020, 7.30% in 2019 and 7.55% in 2018. Brazil’s annual inflation as measured by the consumer price index (Índice Nacional de Preços ao Consumidor), or IPCA, was 4.52% in 2020, 4.31% in 2019 and 3.75% in 2018. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Recently, the SELIC rate has not varied significantly. For example, the SELIC rate in as of December 31, 2020, 2019 and 2018 was 1.9%, 4.9% and 6.4%, respectively. However, future

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measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2020, the real depreciated by 28.5% against the U.S. dollar in comparison to December 31, 2019, and the exchange rate was R$5.197 per US$1.00 as of December 31, 2020. In 2019, the real also depreciated against the U.S. dollar in comparison to 2018 reaching R$ 4.0307 per US$1.00 as of December 31, 2019. In 2018, the real depreciated against the U.S. dollar in comparison to 2017 reaching R$3.8748 per US$1.00 as of December 31, 2018. In 2017, the real also depreciated against the U.S. dollar in comparison to 2016, reaching R$3.3080 per US$1.00 as of December 31, 2017. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 as of December 31, 2016. There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. In 2020, Brazilian GDP decreased by 4.3%. However, in prior years, Brazilian GDP growth remained relatively stable, at 1.0% and 1.3% in 2019 and 2018, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging

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markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of Brazil’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, such as Brexit and the presidential elections in the United States, could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares and may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•        Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive in September 2015, and subsequently downgraded the rating to BB in February 2016 and then to BB-negative in January 2018, which is the current rating. In December 2019, Standard & Poor’s raised the outlook from neutral to positive, but lowered it again to neutral in April 2020, citing the slowdown or reduction in Brazil’s GDP in 2020 due to the COVID-19 pandemic, higher spending to combat the disease and prevent mass layoffs and increased uncertainty regarding Brazil’s capacity to advance its structural reform agenda.

•        In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2-negative, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s raised the outlook to neutral, which was affirmed in May 2020. The reasons cited to reaffirm the rating were then-applicable debt dynamics and a more favorable interest rate environment to provide an adequate buffer to manage higher indebtedness resulting from pandemic-related economic shock, improved policy effectiveness to support economic performance and fiscal consolidation post-coronavirus crisis and limited exposure to external debt, with a strong foreign exchange reserve position.

•        Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. It subsequently downgraded the rating to BB in May 2016 and then to BB-negative in 2018, where it currently stands. In May 2020, Fitch revised the outlook from neutral to negative, citing the deterioration of Brazil’s economic and fiscal conditions, renewed political uncertainty and uncertainty over the duration and intensity of COVID-19.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

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We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or PROCONs, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or SENACON. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or TAC. Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered.

As of December 31, 2020, our proceedings with PROCONs and small claims courts relating to consumer rights involved less than 0.016% of our users. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Risks Relating to Being a Foreign Private Issuer and an Emerging Growth Company

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging

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growth company, we are permitted to, and intend to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Class A common shares.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. See “Management — Foreign Private Issuer Status” for more information.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers under Nasdaq rules, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. We also expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. If we were to lose our foreign private issuer status but remain a controlled company, we may rely on the “controlled company” exemption under Nasdaq corporate governance rules. For more information, see “Management — Controlled Company Exemptions.”

Availing ourselves of any of these exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under Nasdaq’s corporate governance rules. Therefore, any foreign private issuer or “controlled company” exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.

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We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Risks Relating to Our Class A Common Shares and this Offering

There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq, or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•        the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•        actual or anticipated variations in our operating results;

•        changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•        announcements by us or our competitors of significant contracts or acquisitions;

•        future sales of our shares; and

•        investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are

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authorized to issue up to        shares, of which        Class A common shares will be outstanding following this offering. We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, following the completion of this offering, we intend to adopt a stock option plan, pursuant to which we would have the discretion to grant a broad range of equity-based awards to eligible participants. See “Management — Long-Term Incentive Plan.” We intend to register all common shares that we may issue under the Equity Plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus, and any other applicable restrictions. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

The existing shareholders of PicPay Brazil will control all matters requiring shareholder approval. This concentration of ownership limits your ability to influence corporate matters.

Following this offering, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization will beneficially own 100% of our Class B common shares. Accordingly, they will control approximately        % of the voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

The existing shareholders of PicPay Brazil at the time of our Corporate Reorganization will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, they may be able to elect a substantial majority of the members of our board of directors and set our management policies and exercise overall control over us. See “Management” and “Principal Shareholders” for more information.

The interests of such shareholders may conflict with, or differ from, your interests. For example, the existing shareholders of PicPay Brazil may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. They may also pursue acquisition opportunities for themselves that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the existing shareholders of PicPay Brazil continue to own a substantial number of our common shares they will significantly influence all our corporate decisions, and they may be able to effect or inhibit changes in the control of our company.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, the holders of our Class B common shares are entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests. The exercise by the holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions. For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

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We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Our dual-class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. These policies may depress the valuations of publicly traded companies excluded from the indices compared to those of other similar companies that are included.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least        % of all outstanding shares of our Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Description of Share Capital — Voting Rights.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Articles of Association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly defined as they would be under statutes or judicial precedent in some jurisdictions in the United States.

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In particular, the Cayman Islands has a less prescriptive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder(s) than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Brazil. In addition, all of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside Brazil upon these persons. It may also be difficult for you to enforce in Brazil or Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Brazil would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Brazilian courts would hear original actions brought in the Cayman Islands or Brazil against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of US$        per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2020, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$        per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Class A common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You may face difficulties in protecting their interests because we are a Cayman Islands exempted company with limited liability.

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.” Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands, or the Grand Court, for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands Court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

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The Cayman Islands Economic Substance Law may affect our operations.

As the global regulatory and tax environment evolves, the Company may be subject to new or different statutory and regulatory requirements (for example, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (2020 Revision)). It is difficult to predict what impact the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, could have on the Company and its subsidiaries. For example, compliance with various additional obligations may create significant additional costs that may be borne by investors or otherwise affect the management and operation of the Company. The Company will continue to monitor the position and reserves the right to adopt such arrangements as it deems necessary or desirable to comply with any applicable requirements.

There is a risk that the Company will be a passive foreign investment company for U.S. federal income tax purposes, and such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose “passive income” generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions with exceptions for, among other things, dividends, interest, rents and royalties received from certain related companies to the extent attributable (in accordance with U.S. Treasury regulations) to non-passive income derived by such related companies, as well as for gains from sale or exchange of inventory or similar property. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation, or the Market Capitalization, and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income. In addition, for the PFIC asset test, cash and cash equivalents are considered passive assets. Based on certain estimates of the Company’s gross income, gross assets, the nature of the Company’s business, the expected use of the proceeds from this offering of the common shares and the Company’s anticipated Market Capitalization, it is possible that the Company was a PFIC in prior taxable years and may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that the Company will not be considered a PFIC for any taxable year because the determination of whether the Company is a PFIC is made annually and is based on the composition of the Company’s gross income, the value of the Company’s assets (including goodwill), Market Capitalization and activities in those years. Because the Company’s Market Capitalization generally will be determined by reference to the aggregate value of the Company’s outstanding common shares, the Company’s PFIC status will depend in large part on the market price of the common shares, which may fluctuate significantly. If the Company is classified as a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding the Company’s PFIC status and the consequences to them if the Company was classified as a PFIC for any taxable year.

Notwithstanding the above, certain elections may be available to U.S. Holders with respect to our common shares, such as a “mark-to-market” election, which may mitigate the adverse consequences of PFIC status.

For additional information, see “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

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Use of Proceeds

We estimate that the net proceeds from our issuance and sale of          Class A common shares in this offering will be approximately US$            (or US$             million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$             per share would increase (decrease) the net proceeds to us from this offering by approximately US$            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$            , assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to fund the Company’s growth strategy, which may include M&A transactions, and for general corporate purposes. To this end, we intend to carry out a capital increase of PicPay Brazil with the net proceeds of this offering. We will have broad discretion in allocating the net proceeds from this offering.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments and Brazilian government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

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Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on January 18, 2021. In addition, PicPay Brazil has not paid any dividends to its shareholders since 2015.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation — Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors — Risks Relating to Our Business and Industry — Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from PicPay Brazil. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands jurisdiction, or if Cayman Islands becomes incapable of receiving them, we may not have how to do any dividend payments in the future.

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Capitalization

The table below sets forth our total capitalization as of December 31, 2020, which is equivalent to our total equity as we did not have any long term debt outstanding as of such date, as follows:

•        PicPay Brazil, on an actual historical basis;

•        PicPay Brazil, as adjusted to give effect to the approval by the shareholders of PicPay Brazil on January 29, 2021 of a capital increase in the amount of R$129.5 million, through the issuance of 153,842 shares (76,921 common shares and 76,921 preferred shares). This capital increase is subject to approval by the Brazilian Central Bank;

•        PicS, as further adjusted to give effect to the: (1) constitution of PicS; and (2) contribution of PicPay Brazil to PicS by the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization, in connection with our Corporate Reorganization; and

•        PicS, as further adjusted to give effect to the issuance and sale by PicS of the Class A common shares in this offering, and the receipt of US$             (R$            ) in estimated net proceeds, considering an offering price of US$             (R$            ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our audited financial statements included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial and Other Information,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the other financial information contained in this prospectus.

	As of December 31, 2020
	PicPay Brazil				PicS
	Actual		As Adjusted(2)		As Further Adjusted(3)		As Further Adjusted(4)
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of US$)(1)	(in thousands of R$)
Total equity(5)	59,768	310,598	84,688	440,098	84,688	440,098
Total capitalization(5)(6)	59,768	310,598	84,688	440,098	84,688	440,098

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information about recent fluctuations in exchange rates.

(2)      As adjusted to give effect to the capital increase of R$129.5 million approved by the shareholders of PicPay Brazil on January 29, 2021, subject to Brazilian Central Bank approval.

(3)      As further adjusted to give effect to our Corporate Reorganization.

(4)      As further adjusted to give effect to the issuance and sale by PicS of the Class A common shares in this offering and the receipt of US$             (R$            ) in estimated net proceeds, considering an offering price of US$              (R$             ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

(5)      Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and shareholders’ equity by R$            .

(6)      Total capitalization is equivalent to our total equity as we did not have any long term debt outstanding as of such date.

Other than as set forth above, there have been no material changes to our capitalization since December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Dilution

Prior to the completion of this offering, the existing shareholders of PicPay Brazil at the time will contribute all of their shares in PicPay Brazil to us, in connection with our Corporate Reorganization. As a result, PicPay Brazil will become our direct subsidiary. In return for this contribution, we will issue          new Class B common shares to the existing shareholders of PicPay Brazil. Until the contribution of PicPay Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

We have presented the dilution calculation below on the basis of PicPay Brazil’s net tangible book value as of December 31, 2020 because until the completion of our Corporate Reorganization, PicS will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Net tangible book value of PicPay Brazil is defined as total assets (excluding intangible assets) less total liabilities. Net tangible book value per share is defined as net tangible book value divided by the total number of shares outstanding. As of December 31, 2020, PicPay Brazil had a net tangible book value per share of R$545.07 (US$104.89), corresponding to net tangible book value of R$239.9 million (US$46.2 million), divided by 440,062, the total number of PicPay Brazil shares outstanding as of December 31, 2020.

After giving effect to our Corporate Reorganization, our pro forma net tangible book value estimated as of December 31, 2020 would have been approximately US$            , representing US$             per share

After giving effect to the sale by us of the              Class A common shares offered by us in the offering, and considering an offering price of US$             per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated as of December 31, 2020 would have been approximately US$            , representing US$            per share. This represents an immediate increase in net tangible book value of US$            per share to existing shareholders and an immediate dilution in net tangible book value of US$            per share to new investors purchasing Class A common shares in this offering. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.” Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of PicS have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Pro forma net tangible book value per share as of December 31, 2020, after giving effect to our Corporate Reorganization	US$
Increase in net tangible book value per share attributable to existing shareholders	US$
Pro forma net tangible book value per share after the offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors	%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$         per Class A common share and the dilution to investors in the offering by US$         per Class A common share.

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a bookbuilding process. The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years, and a similar trend occurred during 2018 and 2019. On May 14, 2020, the real fell to its lowest level since the introduction of the currency, at R$5.9372 per US$1.00. As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.1967 per US$1.00, representing a depreciation of 28.9% since December 31, 2019. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

The Brazilian Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period.

Year	Period-end	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937
Month	Period-end	Average(1)	Low	High
August 2020	5.471	5.461	5.276	5.651
September 2020	5.641	5.400	5.253	5.653
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.476	5.356	5.163	5.509
February 2021 (through February 5)	5.388	5.394	5.342	5.461

____________

Source: Brazilian Central Bank.

(1)      Represents the average of the exchange rates on the closing of each day during the period.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Market Information

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Selected Financial and Other Information

The selected financial information presented below has been derived from the audited financial statements of PicPay Brazil as of and for the years ended December 31, 2020 and 2019, prepared in accordance with IFRS, as issued by the IASB. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements, included elsewhere in this prospectus.

	For the Year Ended December 31,
	2020(1)	2020	2019
	(in US$ thousands, except as otherwise disclosed )	(in R$ thousands, except as otherwise disclosed)
Statement of Profit or Loss Data
Net revenue from transaction activities and other services	16,011	83,204	21,915
Financial income	58,952	306,354	63,666
Total revenue and income	74,963	389,558	85,581

Cost of sales and services	(55,909)	(290,543)	(32,497)
Selling expenses	(112,672)	(585,524)	(218,041)
Administrative expenses	(36,439)	(189,360)	(56,262)
Financial expenses	(13,575)	(70,547)	(42,618)
Other (expenses) income, net	(11,023)	(57,283)	(2,787)
Loss for the year	(154,656)	(803,699)	(266,624)
Loss attributable to the Company’s shareholders	(154,656)	(803,699)	(266,624)

Weighted average number of shares	94,762	94,762	31,933
Loss per share – basic and diluted (R$ or US$, as the case may be)(2)	(1,632)	(8,481)	(8,349)

____________

(1)     For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)      Calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year of 94,762 shares 2020 and 31,933 shares in 2019.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	As of December 31,
	2020(1)	2020	2019
	(in US$ thousands)	(in R$ thousands)
Statement of Financial Position Data
Assets
Cash and cash equivalents	21,528	111,874	19,960
Financial assets	363,405	1,888,508	534,171
Financial assets measured at fair value through other comprehensive income	72,287	375,656	96,515
Financial investments	72,287	375,656	96,515
Financial assets measured at amortized cost	291,118	1,512,852	437,656
Financial investments	178,960	930,000	3,836
Trade receivables	85,359	443,583	422,516
Other receivables	26,800	139,269	11,304
Prepaid expenses	3,612	18,772	981
Recoverable taxes	1,096	5,693	1,189
Legal deposits	70	366	—
Investments	2	10	8
Property, plant and equipment	8,112	42,156	15,057
Right of use – leases	8,232	42,781	41,956
Intangible assets	13,611	70,733	14,001
Total assets	419,699	2,180,893	627,323

Liabilities
Financial liabilities measured at amortized cost	336,197	1,747,114	510,925
Third party funds	247,999	1,288,776	102,312
Funding from related parties	74,196	385,573	392,684
Trade payables	14,002	72,765	15,929
Labor obligations	11,972	62,217	17,397
Taxes payable	2,312	12,013	3,793
Lease liability	9,351	48,593	44,192
Provision for legal and administrative claims	69	358	5
Total liabilities	359,901	1,870,295	576,312
Equity
Share capital	161,881	841,246	252,758
Capital reserve	125,612	652,766	178,245
Fair value reserve	53	277	—
(-) Accumulated losses	(227,777)	(1,183,691)	(379,992)
Equity	59,768	310,598	51,011
Total equity and liabilities	419,669	2,180,893	627,323

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	For the Year Ended December 31,
	2020(1)	2020	2019
	(in US$ thousands)	(in R$ thousands)
Other Financial Data
Cash flows related to:
Operating activities	(76,147)	(395,714)	(101,762)
Investing activities	(18,396)	(95,601)	(18,811)
Financing activities	112,231	583,229	122,544

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of December 31,
	2020	2019	2018
Operating Data
Users (in millions):
Registered users(1)	38.8	14.9	10.0
Active users(2)	28.4	6.4	2.6
Active transacting users(3)	16.2	3.1	2.2
Users with a wallet balance	8.3	1.5	0.3
Wallet balance (in R$ millions)(4)	1,163	78	12

____________

(1)      Users who download our application and create an account with us. From December 31, 2018 to December 31, 2020, our registered user base grew at a CAGR of 97%.

(2)      Users who have opened our application at least once during the preceding 12 months. From December 31, 2018 to December 31, 2020, our active user base grew at a CAGR of 231%.

(3)      Users who have made at least one financial transaction on our platform during the preceding 12 months. From December 31, 2018 to December 31, 2020, our active transacting user base grew at a CAGR of 171%.

(4)      Refers to the total amount of money that is available in users’ payment accounts

	For the three months ended December 31,		For the Year Ended December 31,
	2020	2019	2020	2019	2018
Operating Data	(in R$ billions)
TPV(1)	11.3	3.1	36.2	7.0	1.4

____________

(1)      Refers to the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. Our 2020 TPV run rate (defined as 12 times our December 2020 TPV of R$4.13 billion) was R$49.3 billion. From January 1, 2018 to December 31, 2020, our TPV grew at a CAGR of 408%.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2020 and 2019 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial Information” and “Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are the largest Brazilian super app in terms of number of registered users as of December 31, 2020, based on our comparison of other Brazilian participants with publicly-available information. We offer a technology-enabled multipurpose ecosystem for daily needs, providing financial, communication and consumer services to more than 38.8 million registered users as of December 31, 2020. We operate as an open platform empowered with social features that connect our users, affiliated merchants and commercial partners. From January 1, 2019 to December 31, 2020, our active user base grew at a CAGR of 231%. As of December 31, 2020, we had 28.4 million active users, 1.2 million active merchants and other licensed merchants through partnerships with the Brazilian merchant acquirers GetNet, Stone, Rede and Cielo.

Our platform combines the benefits of five key technology offerings in one single application: social, digital wallet, financial marketplace, PicPay Store and ads.

Principal Factors Affecting our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

•        the adoption of our services, the volume of our ecosystem and network effect;

•        our prices and mix of revenues;

•        our costs and expenses; and

•        the ownership of FIDC Picpay I and the “Picpay” trademark.

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The most significant external factors include:

•        the Brazilian macroeconomic environment;

•        inflation;

•        the Brazilian regulatory environment; and

•        the COVID-19 pandemic.

Adoption of our Services, the Volume of our Ecosystem and Network Effect

We believe that network effect (i.e., increased perceived value in our goods and services as more people use our platform) is the main growth engine of our platform and one of the most important pillars of our operations. We believe that it allows us to materially expand our user base at an accelerated pace with low costs. Network effect is at the center of the decision-making process on several fronts of our business, including product development, geographic expansion and technology development. We believe the network effect we are able to generate enables us to quickly scale our operations and will allow us to maintain a leading position among super apps in Brazil.

Our business model is designed to reinforce network effect as users interact and transact through our platform. Several social features of our platform, such as P2P transactions, including gift sending, and interaction feeds, were designed to strengthen network effect. Similarly, we expect that several features that we expect to launch in the near future will further strengthen the network effect of our ecosystem.

The flywheel below illustrates the network effect acting on our ecosystem, whereby: (1) more users increase geographic density, creating more use cases and stimulating more users; (2) geographic density encourages more merchants to join our platform, creating more use cases and stimulating more users; and (3) more users also attract more third-party offers to the PicPay Store, creating more use cases and stimulating more users.

Our Prices and Mix of Revenues

We have a diverse product portfolio that we monetize through a variety of fees and commissions. We monetize our digital wallet through MDR fees, convenience fees, installment fees and other commissions. We monetize our financial marketplace and the Picpay store primarily through commissions paid by partners that compensate us for our ability to generate incremental sales for these partners. We currently expect that we will monetize our ads through impression fees (paid on a per-click basis) and conversion fees (paid upon purchase of the applicable product or service) paid by advertisers.

Our fees and commissions are tailored for each type of transaction, taking into consideration the product, the source of funds (i.e., balances held by users in their digital wallet or credit card payments), the number of installment payments and other variables.

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As part of our business positioning, we expect that certain transactions will not generate any revenue, while other transactions will generate revenue that may vary according to the percentage fee applied to the transaction value. Accordingly, our results are affected by our pricing policies and our mix of revenues.

Our Costs and Expenses

Through our ecosystem we are focused on generating high transaction volume with low unitary margins. As such, our ability to control our costs and expenses directly affects our results. Our primary expenses are:

•        selling expenses:    these expenses are directly related to our growth rate. We incur the majority of these expenses in respect of performance marketing and cashback promotional programs (in connection with which we offer users a promotional amount to transact free-of-charge within our platform) and investing in the development of artificial intelligence algorithms to increase the efficiency and reduce the unitary cost of user acquisition and engagement. Because selling and marketing expenses are discretionary, we have the flexibility to manage total spending levels and adjust them according to our business needs;

•        cost of sales and services:    we incur these non-discretionary costs in order to provide our products and services. We constantly review these costs in order to identify and capture opportunities to create efficiencies;

•        administrative expenses:    we incur administrative expenses in connection with our business support operations. Basically they include personal expenses, administrative expenses such as facilities, travel, consulting and depreciation and amortization, among others; and

•        financial expense:    our financial expenses include advance costs (losses we record when we request the advanced payment of receivables from acquirers discounted to face value); user balance remuneration (remuneration we pay to users on balances held in their digital wallets); lease interest (interest we pay on installments under our property rental agreements); taxes on financial transactions; default interest (interest paid on late payments to our suppliers); and bank fees (including transfer fees we pay in connection with payments to our suppliers).

Ownership of FIDC Picpay I and the “Picpay” Trademark

Ownership of FIDC Picpay I

One of the features we offer to our users is the ability to make payments in installments when they make purchases using credit cards registered in their PicPay accounts. FIDC PicPay I or Banco Original provide the funds necessary to advance the full payment amount to merchants when our users elect pay for purchases in installments. At that time, the receivables are transferred to FIDC PicPay I or Banco Original, as the case may be. FIDC Picpay I and Banco Original earn a fee (acquisition price) with respect to each such installment payment transaction, which is paid monthly by the user through their on-boarded credit card, and PicPay Brazil is remunerated on a monthly basis by Banco Original, based on the aggregate outstanding balance of transferred receivables to FIDC PicPay I and Banco Original, as the case may be, as of the end of each calendar month. For more information about the agreements governing our installment payments operations with FIDC PicPay I and Banco Original, see “Related Party Transactions — Agreements Related to Installment Payments with FIDC PicPay I and Banco Original.”

As these transactions were entered into between PicPay Brazil and counterparties under common control (related parties), we have adjusted our financial statements for the amounts recognized to reflect amounts that we estimate that PicPay Brazil would have received pursuant to similar agreements in the market. Accordingly, PicPay Brazil has recognized as financial income and financial expenses, respectively, the entirety of the fees (acquisition price) earned and expenses incurred by FIDC PicPay I and Banco Original in connection with installment payments transactions as is if PicPay Brazil had entered into these transactions with third parties. More specifically, the impacts of these adjustments on our statement of profit and loss are as follows:

•        The monthly remuneration paid to PicPay Brazil by Banco Original was reversed.

•        For assignments of receivables to Banco Original, the amount received by PicPay Brazil from Banco Original was adjusted to reflect a market discount rate considering the credit quality of the receivables; and

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•        For transfers of receivables to FIDC PicPay I, the expense of the related financing was adjusted to reflect an estimated market rate for similar financings (CDI + 2.08% per year).

These amounts were recognized in our statement of profit and loss as financial income in an amount equal to R$182.1 million in 2020 (R$34.6 million in 2019) and financial expenses in an amount equal to R$34.1 million in 2020 (R$19.5 million in 2019). The net aggregate impact for the years ended December 31, 2020 and 2019 was R$148.0 million and R$15.1 million, respectively, with a corresponding amount recognized in our capital reserve account.

Prior to the conclusion of this offering, Banco Original’s quotas in FIDC PicPay I will be converted into senior quotas, and FIDC PicPay I will conduct a capital increase, pursuant to which it will issue new subordinated quotas, all of which will be subscribed by PicPay Brazil. However, since PicPay Brazil has already recognized as financial income the entirety of the fees (acquisition price) earned by FIDC PicPay I, reversed the monthly remuneration it received from Banco Original and recognized a financial expense on market terms as described above, our financial statements for the year ended December 31, 2021 should be comparable to our financial statements for the years ended December 31, 2020 and 2019 in this respect.

At the time we subscribe for new subordinated quotas of FIDC PicPay I, our operating agreement with Banco Original relating to transactions with FIDC PicPay I will be terminated. In addition, we expect that once the existing receivables assigned to Banco Original are paid, all of the agreements governing our installment payments operations with Banco Original will also be terminated.

Ownership of the “Picpay” Trademark

On May 2, 2019 (as amended on May, 30, 2019 and June, 7, 2019), PicPay Brazil entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, pursuant to which PicPay Brazil sold the trademark “PicPay” and certain other trademarks and domain names to J&F Participações for a purchase price of R$8.43 million that was paid in several installments. Pursuant to this trademark sale agreement, PicPay Brazil may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years upon mutual agreement of the parties. In exchange for its continued use of the trademarks and domain names during the term of the trademark sale agreement, PicPay Brazil agreed to pay J&F Participações S.A. royalties in an amount equal to 1% of its net revenues as from May 1, 2021.

On November 1, 2019 (as amended on May 15, 2020, August 31, 2020 and November 30, 2020), PicPay Brazil entered into a trademark management agreement (Acordo Operacional para Gestão da Marca PicPay) with J&F Participações, pursuant to which J&F Participações agreed to provide ongoing brand promotion and development services in connection with the “PicPay” trademark. In consideration for the services provided by J&F Participações pursuant to this trademark management agreement, PicPay Brazil agreed to pay to J&F Participações a fixed amount per each new user that registered for the PicPay app, as well as variable compensation based on PicPay Brazil’s semi-annual net revenue in excess of a specified amount. In 2020 and 2019, PicPay Brazil paid an aggregate of R$12.0 million and R$2.2 million, respectively, to J&F Participações pursuant to this trademark management agreement.

As owner of the “PicPay” trademark, J&F Participações incurred brand promotion and development expenses in 2019 and 2020. These amounts exceeded the variable fees paid by PicPay under the trademark management agreement. As these transactions were entered into between PicPay Brazil and one of its shareholders (a related party), we adjusted the amounts paid under the trademark management agreement to recognize the aggregate amounts that PicPay Brazil estimates that it would have paid pursuant to similar agreements in the market, recording the effects of this adjustment in our capital reserve account. We made this adjustment based upon the brand promotion and development expenses actually incurred by J&F Participações following its acquisition of the “PicPay” trademark. In 2020 and 2019, J&F Participações incurred an aggregate of brand promotion and development expenses for the “PicPay” trademark of R$622.5 million and R$193.3 million, respectively. We recognized the difference between these expenses incurred by J&F Participações and the fee paid by PicPay Brazil to J&F Participações as an expense in 2019 and 2020 that we settled through a corresponding capital increase in an equivalent amount. These amounts were recognized as selling expenses in our statement of profit and loss in an amount equal to R$501.3 million in 2020 (R$193.3 million in 2019) and cost of sales and services in an amount equal to R$121.2 million in 2020 (R$0 in 2019).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Prior to the conclusion of this offering, PicPay Brazil intends to enter into an agreement with J&F Participações pursuant to which it will reacquire the trademark “PicPay” and certain other trademarks and domain names from J&F Participações for aggregate consideration to be determined by the parties. At that time, PicPay Brazil and J&F Participações will terminate both the trademark sale agreement and the trademark management agreement. Accordingly, we will incur all future brand promotion and development expenses in connection with the “PicPay” trademark. However, since PicPay Brazil has already recorded these expenses in our statement of profit and loss as described above, our financial statements for the year ended December 31, 2021 should be comparable to our financial statements for the years ended December 31, 2020 and 2019 in this respect.

The Brazilian Macroeconomic Environment

We operate exclusively in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the impact that these factors have on the availability of credit, disposable income, employment rates and average wages. Our operations and our industry in general are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the periods indicated.

	For the Years Ended December 31,
	2021(1)	2020	2019
Real growth (contraction) in GDP	3.5%	(4.3)%	1.4%
Inflation (IGP-M)(2)	5.5%	23.1%	7.3%
Inflation (IPCA)(3)	3.5%	4.5%	4.3%
Long-term interest rates – TJLP (average)(4)	4.4%	4.9%	6.2%
CDI interest rate (average)(5)	2.5%	2.8%	6.0%
Period-end exchange rate – reais per US$1.00	5.000	5.197	4.031
Average exchange rate – reais per US$1.00(6)	5.100	5.158	3.946
Appreciation (depreciation) of the real vs. US$ in the period(7)	3.8%	(28.9)%	(4.0)%

____________

Source: FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)      Estimates obtained using median of analyst expectations from the Brazilian Central Bank Market Expectations System as of January 31, 2021.

(2)      Inflation (IGP-M) is the general market price index measured by the FGV.

(3)      Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(4)      TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(5)      The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(6)      Average exchange rate on each business day of the year.

(7)      Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Brazilian Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

Employment levels, the availability of credit and government assistance impact consumer disposable income, which, in turn, impacts the amounts our users are willing to spend in our platform. Political uncertainty also creates risk given that increased uncertainty may increase precautionary savings levels and negatively affect consumer spending, potentially decreasing user spending in our platform.

Low interest rates and liberal economic policies may positively impact the availability of consumer credit, which may result in an increase in consumer spending and, in turn, the value of payments users effect through our platform. Low interest rates and liberal economic policies, however, may also reduce our users’ need to effect cash payments and exert negative pressure on the fees we charge per transaction. High interest rates generally have the opposite effect on consumer spending and the willingness of our users to pay higher fees.

The Brazilian government has currently adopted an economic policy, as measured by interest rates, that may be considered liberal. The Brazilian Central Bank, at a COPOM meeting held in January 2021, maintained the target SELIC rate at its historic low of 2.00%, while the Credit Cost Indicator (Indicador de Custo do Crédito), which measures the cost of credit throughout the Brazilian financial system, has remained at a historic low of 16.9% since November 2020. The extraordinary measures implemented by the Brazilian government to increase liquidity in the

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Brazilian financial system were designed to aid the Brazilian economy during the COVID-19 pandemic, which had resulted in negative GDP growth in 2020 (driven primarily by increased unemployment). The Brazilian government also enacted extraordinary fiscal measures to seek to ensure that the Brazilian population would have disposable income for basic needs during the COVID-19 pandemic.

The adverse effects of the COVID-19 pandemic may negatively impact Brazil’s financial condition, which may result in continued pressure on consumer prices and cause the Brazilian Central Bank to tighten economic conditions by raising interest rates. See also “—The COVID-19 Pandemic.”

Inflation

The primary inflation indices in Brazil are the IPCA and IGP-M.

Inflation as measured by the IPCA index has remained relatively low in recent years when compared to variations in the index over the last 20 years. The IPCA averaged 3.88% between 2017 and 2020 against an average of 6.71% between 2000 and 2016. As a result, the Brazilian Central Bank decreased the SELIC rate from an average of 14.17% between 2000 and 2016 to an average of 6.40% between 2017 and 2020. The SELIC rate reached a historic low of 2.00% in August 2020, which the Brazilian Central Bank maintained through January 2021. The Brazilian Central Bank adheres to an inflation target regime based on the SELIC rate, with targets for 2021, 2022 and 2023 equivalent to 3.75%, 3.50% and 3.25%, respectively. The inflation projections set forth in the Brazilian Central Bank’s Focus Report for the corresponding years were equivalent to 3.50%, 3.50% and 3.25%, respectively.

The IGP-M is calculated using increased weights for certain wholesale and other prices when compared to the IPCA. As a result, the IGP-M and the IPCA have diverged significantly in recent years, with IGP-M averaging 9.36% per year between 2017 and 2020 and reaching 23.14% in December 2020 on an accumulated basis.

Inflation has a direct impact on certain of our contracts with suppliers. Our primary exposure to inflation arises in connection with payments under property rental agreements as well as data analysis platform, data software, consulting, cleaning and security contracts.

Despite the negative impact on our costs and expenses, inflation may positively affect our revenue given that an increase in consumer prices is likely to increase the value of payments effected through our platform.

Interest Rates

Our financial revenue and expenses are linked to interest rates. In particular, our financial revenue and financial expenses are impacted by the difference between interest rates we earn on our investments in government bonds and fees paid to users over the balances held in their digital wallets. This difference may be positive or negative.

In addition, we receive advances of receivables from acquirers that are also subject to the payment of interest by us.

Brazilian Regulatory Environment

The regulatory environment for the financial services and payments industry in Brazil has undergone significant change in recent years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote open and fair competition. In 2010, the Brazilian Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, open banking and PIX, the Brazilian Central Bank’s recently-developed instant payment system. For more information, see “Regulatory Overview.”

In particular, we believe that our results may be positively affected by the enactment of open-banking regulations, which are expected to facilitate integration between financial market participants (including traditional banks and Fintechs) and facilitate the ability of consumers to obtain financial products.

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The COVID-19 Pandemic

The COVID-19 pandemic has resulted in the implementation of measures by government authorities and businesses to contain and limit the spread of COVID-19 and that have increased economic uncertainty.

Our management constantly assesses the impact of the COVID-19 pandemic on our operations and financial condition in order to implement measures designed to mitigate any such impact.

In 2020, we acted as an intermediary between the Brazilian government and the Brazilian population by enabling access to government financial aid efficiently and safely through our digital wallet. This initiative had an important societal impact and allowed us to grow our user base, transaction volume and the outstanding balances held in the digital wallets of our users, thereby affecting our revenue, costs and expenses as further described in “— Results of Operations.”

We believe that we have also become a benchmark for raising donations during the COVID-19 pandemic, having created a Donation Center to connect individuals with COVID-19 initiatives and enabling users to make donations to a variety of entities that are raising funds to assist organizations combating the COVID-19 pandemic.

The COVID-19 pandemic did not have a significant effect on our financial assets, intangible assets, fixed assets and provisions and/or contingent liabilities, other than costs we incurred to allow beneficiaries of emergency aid benefits to transfer money to our platform free of charge, which resulted in an aggregate expense of R$105.5 million in 2020.

Components of Our Results of Operations

Net Revenue from Transactions Activities and Other Services

We recognize revenue from the following transactions:

•        Bill payment:    enables the settlement of bills or bank payment slips (boletos);

•        Person-to-Person (“P2P”):    enables instant money transfer between users from balances held in their digital wallet accounts or from user credit card balances;

•        PicPay Store:    in our platform, merchant partners offer products and services through “mini-apps” to our user base. Current products and services cell phone and transportation credits, credits for use in digital platforms, games, e-commerce and insurance products, among others;

•        Professional (“PRO”):    enables self-employed and individual micro-entrepreneurs to receive payments from other registered users for business-related purposes;

•        Person-to-Business (“P2B”):    enables business and other legal entities that are registered within our PicPay acceptance network to receive payments from other users registered with our mobile application under four variants:

•        Business (“BIZ”):    for physical retailers;

•        Electronic Funds Transfer (“EFT”):    for large retail chains, including such as Carrefour, Pão de Açucar, Supermercados Guanabara and Drogaria São Paulo;

•        E-commerce:    for online retailers; and

•        Subscriptions:    for recurring sales payments.

•        Cash withdrawal:    enables users to withdraw money from ATMs. We currently offer one free withdrawal per month and charge a fee for each subsequent withdrawal.

•        Person-to-Machine (“P2M”):    enables individual users to make payments to merchant acquirers through the scanning of QR-Codes on point of sales devices. Payments must be made through merchant acquirers with which we have entered into bi-lateral agreements.

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•        PicPay Card:    a card that enables individual registered users to make online and offline purchases using a third party acceptance network. Each card offers both debit and credit functionalities as follows:

•        PicPay Debit Card:    accepted at all merchants within the Mastercard acceptance network; and

•        PicPay Credit Card:    co-branded card issued by Banco Original through a banking correspondent agreement that is accepted at all merchants within the Mastercard acceptance network.

•        Loans:    through our platform, users may obtain loans from Banco Original subject to the repayment of the principal amount plus interest. As a bank correspondent, we receive commissions through the origination of loans in our platform. In the event of loan defaults, we are not required to return the commission to Banco Original.

We monetize the above-mentioned products and services as follows:

Product	What we charge	Who we charge
Bill payment	Convenience fee over credit card transactions	Paying user
	Bank commission	Partner bank
P2P	Fee over transaction amounts that exceed R$800 per month	Paying user
PicPay Store	Commission fee	Seller
PRO	Fee over received value	Receiving user
P2B	Fee over received value	Receiving merchant
Cash withdrawal	Fee per transaction, excluding one free transaction per month	User
P2M	Commission over value paid with digital wallet balance	Partner bank
PicPay Card	MDR on payments effected through our co-branded PicPay Mastercard and commissions we receive from card issuers for payments made by card holders	Receiving merchant
Loans	Bank correspondent commissions	Partner bank

In addition, we receive remuneration from FIDC PicPay I in connection with the assignment of installment payments made through credit cards. This option is available for our P2P, PRO, P2B, Bill Payment and PicPay Store products.

Deductions

We deduct taxes and MDR from our gross revenues as follows:

•        Taxes:

•        Taxes on service (Imposto sobre Serviços) or ISS, is a municipal tax that varies based on the service provided. Our ISS tax liability ranges from between 2% and 5% of our gross revenues;

•        Contributions to the Brazilian government’s Social Integration Program (Programa Integração Social), or PIS;

•        Contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social), or COFINS.

•        MDR: charged by the acquirer company and calculated as a percentage of TPV. MDR is charged in connection with card transactions based on the number of installments, card brand (i.e., Mastercard or Visa) and the acquirer company provider.

Financial Income

Our financial revenues consist of interest income generated through (1) revenue from financial investments (corresponding primarily to the income we earn on funds we invest in government bonds and other short-term investments) and (2) revenue from installment payments (corresponding to the remuneration we earn on credit card

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installment payments that are either (i) transferred to FIDC Picpay I (in which case we recognize remuneration upon the settlement of the receivable) or (ii) assigned to Banco Original (in which case we record a gain on derecognition of the corresponding trade receivable on our balance sheet).

We recognize interest income pursuant to the straight-line method based on the applicable term and the effective interest rate charged on the principal amount. The effective interest rate corresponds to the rate at which estimated future cash receipts are discounted during the estimated useful life of the financial asset in relation to the net carrying amount of such asset.

Cost of Sales and Services

Cost of sales and services corresponds to the expenses we incur to provide our products and services, including direct costs and personnel expenses. The primary components of our cost of sales and services are:

•        MDR fees:    fees charged by acquirers to process “cash-in” payments (i.e., payments that enter our platform) from government-issued financial aid debit cards. We recognize MDR fees as a cost when they do not bear any relation to revenue generated during the applicable period.

•        Processing fees:    a unitary fee per transaction charged by banks for cash-in and “cash-out” transfers (i.e., transfers out of our platform) as well as withdrawals;

•        Technology expenses:    expenses incurred in connection with technology development and design tools, technology implementation, acquisition and deployment, maintenance of technology, server infrastructure (i.e., the provision of cloud services) and the amortization of software.

•        Risk prevention service:    verification and processing expenses we incur in respect of user transactions, such as identity verification and biometry services, among others. These fees are charged on a unitary basis per analysis;

•        Personnel expenses:    salaries, benefits and other personnel charges incurred in connection with our operating personnel, including our technology team; and

•        Card issuance expenses:    credit and debit card expenses charged in connection with the issuance of the card and payments.

Selling Expenses

We incur selling expenses in connection with the acquisition, activation, engagement and retention of users and acquirers as well as our efforts to increase both our brand awareness and user preference for our products and services. Selling expenses include:

•        Marketing expenses:    expenses incurred in connection with performance media (including Google and Facebook), advertising and TV media, agency fees, search and communication fees, cashback promotional programs and sponsorships.

•        Personnel expenses:    salaries, benefits and other personnel charges incurred in connection with our sales and marketing employees;

•        Selling expenses:    point of sale commissions, point of sale material and customer relationship expenses.

Administrative Expenses

We incur administrative expenses in connection with our business support operations. Our administrative expenses include: (1) personnel expenses (including salaries, benefits and other personnel charges incurred in connection with our functional support teams, such as our human resources, finance and legal and administrative business teams); (2) third party services (including cleaning services and consulting expenses); (3) travel and accommodation costs; (4) facilities expenses (including rental and condominium payments as well as utilities, such as water and energy); (5) maintenance and conservation expenses; (6) surveillance and security; (7) contingency expenses; and (8) other administrative expenses.

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Financial expenses

Our financial expenses include

•        advance costs, which correspond to the loss we record when we request the advanced payment of receivables from acquirers discounted to face value;

•        user balance remuneration, which consists of the remuneration we pay to users on balances held in their digital wallets;

•        lease interest, which consists of the interest we pay pursuant to our property rental agreements;

•        taxes on financial transactions (i.e., the Brazilian government’s financial transaction tax (imposto sobre operações financeiras)).

•        expenses incurred in connection with exchange rate variations;

•        default interest, which corresponds to interest paid on late payments to our suppliers; and

•        bank fees, including transfer fees we pay in connection with payments to our suppliers.

Other (expenses) income, net

Other net operating expenses include:

•        tax credits, which correspond to PIS and COFINS credits in respect of certain expenses;

•        chargebacks, which correspond to amounts returned to users that successfully dispute charges identified in their card statements; and

•        losses, which correspond to write-offs relating to (1) FIDC PicPay I transactions that were terminated but in respect of which we must reimburse FIDC Picpay I and (2) operational failures that occur during payment processing.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth our consolidated statement of loss information for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Variation (%)
	(in R$ thousands)
Net revenue from transaction activities and other services	83,204	21,915	279.7
Financial income	306,354	63,666	381.2
Total revenue and income	389,558	85,581	355.2

Cost of sales and services	(290,543)	(32,497)	794.1
Selling expenses	(585,524)	(218,041)	168.5
Administrative expenses	(189,360)	(56,262)	236.6
Financial expenses	(70,547)	(42,618)	65.5
Other (expenses) income, net	(57,283)	(2,787)	1,955.4
Loss for the year	(803,699)	(266,624)	201.4

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Net Revenue from Transaction Activities and Other Services

Net revenue from transactions activities and other services increased R$61.3 million or 279.7%, to R$83.2 million in 2020 from R$21.9 million in 2019. The increase in our net revenue from transaction activities and other services was primarily driven by a R$8.3 billion increase in our TPV to R$12.3 billion in 2020 from R$4.0 billion in 2019.

In particular, the increase in our net revenue from transaction activities and other services was mainly due to:

•        a R$25.9 million, or 113.1%, increase in the net revenue we generated from bill payment fees to R$48.8 million in 2020 from R$22.9 million in 2019 (accounting for 42.3% of the variation in our net revenue from payment transactions activities and other services in 2020 when compared to 2019);

•        an increase in the net revenue we generated from debit card fees in connection with payments to users under the Brazilian government’s COVID-19 emergency assistance program to R$27.6 million in 2020 (accounting for 45.1% of the variation in our net revenue from payment transactions activities and other services in 2020 when compared to 2019). We do not anticipate that we will generate revenue from this program in subsequent periods following its termination by the Brazilian government in 2020; and

•        a R$7.8 million, increase in the net revenue we generated from other products, such as P2P, PRO, P2B, PicPay Store, to R$6.8 million in 2020 from negative R$ 1.0 million in 2019 (accounting for 12.7% of the variation in our net revenue from payment transactions activities and other services in 2020 when compared to 2019).

Financial Income

Financial income in 2020 increased R$242.7 million, or 381.2%, to R$306.4 million in 2020 from R$63.7 million in 2019. This increase was primarily attributable to:

•        a R$206.9 million, or 346.8% increase, in revenue generated from installment payments transferred to FIDC PicPay I to R$266.6 million in 2020 from R$59.7 million in 2019 (accounting for 85.2% of the increase in our financial revenue in 2020 when compared to 2019). The increase in revenue generated from installment payments transferred to FIDC Picpay I was primarily due to a R$2.2 billion, or 179.8% increase in our TPV derived from installment payments. The average term of our installment transactions remained relatively stable at 4.2 installments in 2020 compared to 4.1 installments in 2019; and

•        an increase in the gain recognized on installment payments assigned to Banco Original to R$33.9 million in 2020 (which accounted for 14.0% of the increase in our financial revenue in 2020 when compared to 2019). We did not assign installment payments to Banco Original in 2019.

Cost of Sales and Services

Cost of sales and services increased from R$32.5 million in 2019 to R$290.5 million in 2020 primarily due to expenditures to support our growth.

In particular:

•        we incurred R$105.5 million in costs in 2020 in connection with cash-in payments under Brazilian government pandemic assistance programs effected through debit card transactions, which were subject to MDR costs that were not passed on to our users from May 2020 to September 2020. Accordingly, these transactions resulted in MDR costs that were not offset by corresponding revenue. We currently do not anticipate that we will incur similar costs in 2021 given the termination of this government assistance program. These costs accounted for 40.9% of the increase in our cost of sales and services in 2020 compared to 2019.

•        our technology infrastructure costs increased R$31.3 million, or 323.6%, (accounting for 12.1% of the increase in our cost of sales and services in 2020 when compared to 2019);

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•        our fraud prevention expenses (fraud prevention tools and software contracted from third party) increased R$26.9 million, or 345.6% (accounting for 10.4% of the increase in our cost of sales and services in 2020 when compared to 2019);

•        ATM costs increased R$24.6 million, or 6,563.2% (accounting for 9.5% of the increase in our cost of sales and services in 2020 when compared to 2019);

•        bank fees charged in connection with transfers effected by users through our platform increased R$23.8 million, or 744.1% (accounting for 9.2% of the increase in our cost of sales and services in 2020 when compared to 2019);

•        our personnel expenses increased R$20.3 million, or 191.5%, primarily as a result of a 175.9% increase in the number of our employees to 607 as of December 31, 2020 from 220 employees as of December 31, 2019, including an increase in the number of our employees allocated to the development of our mobile application. The increase in our personnel costs accounted for 7.9% of the increase in our cost of sales and services in 2020 when compared to 2019; and

•        debit and credit card production costs increased R$15.7 million (accounting for 6.1% of the increase in our cost of sales and services in 2020 when compared to 2019).

Selling Expenses

Selling expenses increased R$367.5 million or 168.5%, to R$585.5 million in 2020 from R$218.0 million in 2019. This increase was primarily attributable to:

•        marketing campaigns (including television and digital marketing campaigns as well as performance marketing through Facebook and Google), which accounted for R$181.0, or 49.3%, of the increase in our selling and marketing expenses in 2020 when compared to 2019;

•        expenses we incurred in connection with cashback promotional programs, which accounted for R$123.1, or 33.5%, of the increase in our selling and marketing expenses in 2020 when compared to 2019; and

•        expenses we incurred in connection with our customer service operations, which accounted for R$36.2, or 9.9%, of the increase in our selling and marketing expenses in 2020 when compared to 2019.

Our selling and marketing expenses also included trade marketing expenses and other marketing expenses, such as expenses related to online searches and communication.

Administrative Expenses

Administrative expenses increased R$133.1 million, or 236.6%, to R$189.4 million in 2020 from R$56.3 million in 2019, primarily as a result of:

•        a R$107.7 million, or 291.4%, increase in personnel expenses to R$144.7 million in 2020 from R$37.0 million in 2019 (accounting for 80.9% of the increase in our administrative expenses in 2020 when compared to 2019). This increase was mainly due to a 325 increase in the number of our administrative employees to 1,083 employees as of December 31, 2020 from 758 employees as of December 31, 2019, consistent with the growth in our operations; and

•        a R$10.1 million, or 398.6%, increase in depreciation and amortization to R$12.6 million in 2020 from R$2.5 million in 2019 (accounting for 7.6% of the increase in our administrative expenses in 2020 when compared to 2019). This increase was mainly due to the increase in our amortization of right-of-use assets following an increase in our property rental agreements, consistent with the growth in our operations.

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Financial Expenses

Financial expenses increased R$27.9 million, or 65.5%, to R$70.5 million in 2020 from R$42.6 million in 2019. This increase was primarily due to:

•        a R$17.1 million, or 43.4%, increase in advance costs to R$56.7 million in 2020 from R$39.6 million in 2019 (accounting for 61.3% of the increase in our financial expenses in 2020 when compared to 2019). Advance costs correspond to the cost we record in connection with the advanced payment of receivables from acquirers. The increase in our advance costs was primarily related to (1) a R$2.2 billion, or 179.8% increase in our TPV generated from installment payments and (2) our strategic decision to increase the proportion of our transfer of credit card installments to FIDC Picpay I (rather than Banco Original) given that the cost of our transfer of credit card installments to Banco Original is recognized under financial income (rather than as a financial expense in the case of assignments to FIDC Picpay I).

•        a R$6.7 million, or 394.1%, increase in user balance remuneration to R$8.4 million in 2020 from R$1.7 million in 2019 (accounting for 24.0% of the increase in our financial expenses in 2020 when compared to 2019). User balance remuneration corresponds to the remuneration we pay to users on balances held in their digital wallets. The increase in our user balance remuneration was mainly the result of our efforts to encourage users to maintain balances in their digital wallets; and

•        a R$2.9 million, or 290.0%, increase in lease interest to R$3.9 million in 2020 from R$1.0 million in 2019 (accounting for 10.4% of the increase in our financial expenses in 2020 when compared to 2019). Lease interest corresponds to the interest we pay pursuant to our property rental agreements. The increase in our lease interest was mainly the result of new property rental agreements we entered into consistent with the growth in our operations.

Other Expenses, Net

Other expenses, net, increased R$54.5 million, or 1,955.4%, to R$57.3 million in 2020 from R$2.8 million 2019. Our other expenses, net primarily consists of chargebacks (i.e., amounts successfully disputed by users), losses (i.e., write-offs relating to (1) FIDC PicPay I transactions that were terminated but in respect of which we must reimburse FIDC Picpay I and (2) operational failures that occur during payment processing) and tax credits (i.e., PIS and COFINS credits to which we are entitled in respect of certain expenses). The increase in our other expenses, net was mainly due to an aggregate R$79.5 million, or 736.1%, increase in our chargebacks and losses to R$90.2 million in 2020 from R$10.7 million in 2019. As a percentage of our TPV, our chargebacks and losses remained stable, accounting for an aggregate 0.2% of our TPV in both 2020 and 2019. The increase in our other expenses, net was partially offset by an increase in our tax credits to R$33.3 million in 2020, following a change in our tax strategy (we did not benefit from tax credits in 2019). The increase in our tax credit was primarily due to the increase in expenses we incurred for which PIS and COFINS tax credits are permitted (including rental payments and facilities costs), consistent with the growth in our operations.

Loss for the Year

As a result of the foregoing, loss increased R$537.1 million, or 201.4%, to R$803.7 million in 2020 from R$266.6 million in 2019.

Liquidity and Capital Resources

Sources and Uses of Funding

Our principal sources of liquidity are (1) the transfer of receivables assigned to FIDC Picpay I, (2) the assignment of receivables assigned to Banco Original, (2) advances on receivables from acquirers and (4) capital increases made by our shareholders. We primarily use our cash flow from operations and capital increases to fund (1) our working capital expenses and (2) our capital expenditures.

Our cash and cash equivalents totaled R$111.9 million as of December 31, 2020. Taking into consideration potential capital contributions from our shareholders, we believe that our cash and cash equivalents and the

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cash flow from our operating activities will be sufficient to fund our working capital requirements and capital expenditures in the ordinary course of our business. For additional information in relation to capital contributions, see “Summary — Recent Developments.”

Cash Flows

The table below sets forth our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2019
	(in R$ thousands)
Net cash used in operating activities	(395,714)	(101,762)
Net cash used in investing activities	(95,601)	(18,811)
Net cash generated from financing activities	583,229	122,544

Operating Activities

Our net cash used in operating activities increased R$294.0 million, or 288.9%, to R$395.7 million in 2020 from R$101.8 million in 2019. The increase in our net cash used in operating activities was primarily due to the aggregate effect of the following factors:

•        the variation in our related-party funding, which consists of amounts invested in FIDC PicPay I, to a negative R$7.1 million in 2020 from a positive R$392.7 million in 2019. This variation is primarily due to the ramp up of FIDC Picpay I’s operations in 2019, which subsequently stabilized in 2020;

•        a R$130.5 increase in the balance of our trade receivables and other receivables compared to a R$392.5 million increase in 2019, as a result of the commencement of FIDC PicPay I’s operations; and

•        a R$61.3 million increase in the balance of our trade payables and other obligations in 2020 compared to a R$9.7 million increase in 2019, consistent with the growth in our operations.

Investing Activities

Our net cash used in investing activities increased by 408.2% to R$95.6 million in 2020 from R$18.8 million in 2019. This increase was primarily the result of the aggregate effect of the following factors related to the growth in our operations:

•        an increase in our acquisition of fixed assets (mainly computers and leasehold improvements) to R$33.4 million from R$14.8 million; and

•        an increase in our acquisition of intangible assets (mainly software and software licenses) to R$62.2 million in 2020 from R$12.5 million in 2019.

Financing Activities

Our net cash generated from financing activities increased by 375.9% to R$583.2 million in 2020 from R$122.5 million in 2019 primarily due to an increase in capital increases from our shareholders to R$588.5 million in 2020 from R$123.3 in 2019.

Indebtedness

As of December 31, 2020, we had no outstanding indebtedness.

Capital Expenditures

In 2019 and 2020, our capital expenditures totaled R$14.8 million and R$33.4 million, respectively. Our capital expenditures primarily relate to investments in fixed assets (mainly computers and leasehold improvements).

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Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due By Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in R$ millions)
Trade payables	72.8	—	—	—	72.8
Lease liability	4.1	16.1	5.3	23.1	48.6
Total	76.9	16.1	5.3	23.1	121.4

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

In applying our accounting policies, our management must exercise judgment and make estimates regarding the carrying amounts of assets and liabilities. Our management’s estimates and related assumptions are based on historical experience and other factors that our management deems relevant. Actual results may differ from these estimates.

Our management reviews the underlying estimates and assumptions at least annually, and the effects arising from adjustments to accounting estimates are recognized in the period in which the adjustments are made.

The following are the principal judgments and estimates made by our management in connection with the application of our accounting policies and which significantly affect the amounts we recognize in our financial statements.

Useful Life of Plant, Property and Equipment and Intangible Assets

We review the estimated useful life of plant, property and equipment and intangible assets annually and we believe that the rates we currently use are representative of the useful life of these assets.

Provision for Fraud Risk (Chargeback)

To determine the need for a provision for fraud risk, we evaluate the cancelled transactions and estimate a provision based on our history of losses. This provision corresponded to 47% of our total chargebacks, which is equivalent to our average historical chargeback rate over the twelve-month period ended December 31, 2020.

Fair Value of Transactions with Related Parties

We estimate the market rates applicable to the fees we generate from the assignment of installment payments to FIDC PicPay I and expenses we incur to market the PicPay brand. Our management uses its judgment to estimate the terms of these transactions as if we had effected these transactions with third parties.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2020

Our adoption of the following amended standards and interpretations did not have a significant impact on our financial statements:

•        Changes in the references to the Conceptual Framework;

•        Definition of Business (Amendments to IFRS 3);

•        Definition of Materiality (Amendments to IAS 1 and IAS 8); and

•        Benefits related to COVID-19 granted to lessees under lease agreements.

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Standards, Interpretations and Amendments that are Available for Early Adoption

As of the date of this prospectus, we have not adopted on an early basis certain new standards and amendments to standards effective for annual periods beginning after January 1, 2020. We currently do not anticipate that the adoption of these standards and amendments will have a significant impact on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We monitor market, credit and operational risks consistent with our capital management objectives and supported by the oversight of our board of directors.

We have implemented a risk management structure that comprises policies and procedures and that encompasses the evaluation and monitoring of our operating, credit and liquidity risks (including risks related to our cash flow and the investment of funds held in payment accounts).

Our risk management procedures are continuous, consistently reviewed by our management and are fundamental to our ability to achieve our strategies.

We are primarily subject to the following risks:

Market Risk

We define market risk as the possibility that the market value of our instruments or investments will increase or decrease as a result of volatility and unpredictable variations in market valuations.

Interest rate risk

We hold sovereign debt securities and reverse repurchase agreements in order to comply with Circular No. 3,681, which requires that payment institutions maintain the total value of user balances in government bonds having a term of less than 540 days, reverse repurchase agreements collateralized by government bonds and/or the balance of specified accounts held with the Brazilian Central Bank. Investments in government bonds are classified at fair value. As a result, we face exposure to fluctuations in the SELIC rate (the basic interest rate in Brazil).

The table below sets forth the composition of our sovereign debt securities and reverse repurchase agreements that we hold in compliance with the requirements of Circular No. 3,681:

Type	Index	Maturity	Amount
			(in thousands of reais)
LFTs (financial treasury bills)	SELIC	March 1, 2021	181,287
	SELIC	September 1, 2021	167,124
	SELIC	March 1, 2022	26,833
Reverse repurchase agreements (Brazilian treasury bills)	SELIC	January 4, 2021	930,000
Total			1,305,244

In addition, we performed a sensitivity analysis of our exposure to the interest rate in respect of our financial instruments as of December 31, 2020. The sensitivity analysis takes into consideration a 10% increase and decrease in both the CDI rate and the SELIC rate, as set forth in the table below:

Type	Rate risk	Total portfolio of amount	Interest Rate Variation
			+10%	-10%
			(in R$ thousands)
LFTs (financial treasury bills)	SELIC	375,521	64.96	(64.96)
Reverse repurchase agreements (Brazilian treasury bills)	SELIC	930,000	160.89	(160.89)
Third party funds(1)	CDI	1,288,776	(206.20)	206.20

____________

(1)      As part of our business strategy to attract and maintain users within our user base, we remunerate balances held in user digital wallets at the CDI rate. The remuneration is not subject to a termination date and we may terminate the

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____________

remuneration at any time given that such remuneration is not mandated as a result of any legal obligation. The absence of a legal obligation mitigates high interest rate risk given that we may cease to remunerate balances held in user digital wallets at any time in our discretion.

Exchange risk

We are subject to payment obligations related to suppliers regarding services and software licenses that are denominated in foreign currency.

The table below sets forth a sensitivity analysis of our exposure to foreign exchange variations, assuming all other variables remain constant.

Type	Rate risk	Total exposure as of December 31, 2020	Foreign Exchange Rate Variation
			+10%
			(in R$ thousands)
Trade payables	Dollar	3,148	(315)

Credit risk

Credit risk arises from the possibility that a counterparty will not fulfill its obligations to us (whether pursuant to an agreement or a financial instrument), resulting in a loss of expected cash or a financial loss. As a payment institution, we do not originate loans or other credit products for our users.

Our credit risk arises from accounts and investments we hold with financial institutions and receivables from acquirers.

Liquidity risk

Liquidity risk arises from the possibility that we will not have sufficient liquid resources to honor our financial commitments as the result of a mismatch between our receipt of capital resources and the payment of our obligations.

In connection with our liquidity management, we seek to manage:

•        cash liquidity: through the daily monitoring of cash flow (including cash inflows and outflows) and an analysis of cash projections and stress scenarios.

•        minimum cash: through an analysis of the evolution of our cash, including minimum cash thresholds, which enable us to take prior measures that seek to ensure that we have sufficient resources to meet financial commitments.

In particular, we prepare cash flow projections that are monitored daily by our treasury department to ensure that we are able to honor our financial commitments and meet our operating requirements, while maintaining cash available for unanticipated operating eventualities. Our cash flow projections take into consideration growth assumptions and stress factors, including increased expenses and/or losses.

Our cash flow projections rely on an analysis of our financial contractual liabilities in order to seek to ensure that we have sufficient resources to ensure the settlement of such liabilities.

As part of our cash management efforts, our treasury department invests excess funds in highly liquid and low risk assets. As of the date of this prospectus, we have not pledged assets in respect of loans or other financial or contractual obligations.

Fraud Risk

In the ordinary course of our business, we are exposed to the risk of fraud arising from undue, illegal or criminal activity that causes a financial loss to a party in connection with a financial transaction effected through our platform. Credit card fraud includes the unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as the misuse of the user payment account. Within this context, we are exposed to losses due to transaction chargebacks (i.e., cancellations).

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The chargeback process begins when a user effects a transaction via credit card through our platform and, for reasons unrelated to us, contests the transaction with the card issuer, which forwards the contestation to the merchant acquirer, which cancels the transaction, which adversely affects our receivables.

We have departments dedicated to prevent fraud through anti-fraud processes and strategies and the real-time monitoring of transactions that use payment account balances or credit cards for payments, withdrawals or transfers between users. As a result of such monitoring, we identify, approve or decline transactions effected through our platform.

Minimum Equity Capital

We have implemented processes and controls to ensure that we meet minimum equity capital thresholds as adjusted by our results (i.e., equity capital plus profit/losses into the period) required under Brazilian Central Bank regulations, which aim to ensure that payment institutions have sufficient equity to support their operations. Pursuant to these regulations, our minimum adjusted equity capital must not be less than the greater of:

•        2% of the monthly average of payment transactions over the prior twelve-month period; or

•        2% of the aggregate balance held in the digital wallets of our users, calculated daily.

Our risk department calculates the above indicators on a monthly basis and compares the result with adjusted equity in order to determine our compliance with the applicable thresholds.

For additional information regarding our risk management, see note 25 to our audited financial statements], which are included elsewhere in this prospectus.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

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Industry Overview

Growth Potential

We offer various products and services within our platform, with exposure to sizable addressable markets across several sectors, focusing currently on social interactions, digital wallet, financial marketplace and the PicPay Store and, in the future, online ads. We see ourselves as a disruptive company tackling several high-growth and scalable sectors through a technology-enabled ecosystem, which we believe makes people’s lives easier as we seek to simplify their relationship with money, innovate the buyer/seller interaction and make financial services accessible.

Our Addressable Markets

Overview

We believe that we are uniquely positioned to leverage significant opportunities arising out of the shifting dynamics and changes in the regulatory landscape of the Brazilian banking sector. The Brazilian financial sector is largely concentrated among five large banks: Itaú Unibanco, Bradesco, Banco do Brasil, Santander and Caixa Econômica Federal. According to the Brazilian Central Bank, as of 2019, 78% of total credit card volume, 84% of total outstanding loans and 81% of total assets in the banking industry were concentrated in these five banks. Total demand deposits at these five banks reached R$1.4 trillion in the third quarter of 2020, according to the publicly-available financial statements of these banks. Moreover, as of December 31, 2019, more than 45 million people were still unbanked or underserved by financial institutions in Brazil according to market research firm Instituto Locomotiva, resulting in a banking industry that we believe offers relatively few and poor financial solutions to address people’s daily needs.

To expand the availability of banking and financial services to a wider segment of the population, Brazil has been moving toward a more open regulatory environment. The payments and financial services industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. In 2010, the Brazilian Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, open banking and PIX, the Brazilian Central Bank’s recently-developed instant payment system. For more information, see “Regulatory Overview.”

We believe that this movement is fostering the entrance of new participants to the Brazilian financial industry, led by disruptive platforms that are leading the transformation of the financial services industry and contributing to the inclusion of unbanked people through new and more accessible technologies and solutions. Consumers and merchants are increasingly shifting the conduct of commerce through digital channels and payment methods, including through mobile devices. Currently, the payments chain in Brazil is fragmented, with high costs and the absence of market intelligence. We believe the payments chain will evolve to become more integrated, with personalization in scale, low operational costs, open platforms and differentiated solutions via analytics in response to user demand. As new technology advances, consumers are changing from traditional means of payments to alternative methods, such as contactless payment, QR code and digital wallets, among others.

As a result of these trends, the deployment of financial services is also changing. More financial services are being provided outside traditional bank branches, such as at points-of-sale or online, and more financial services are being provided by non-bank firms that are using technology to deliver these services more efficiently and conveniently.

Brazil is also undergoing a significant active digitalization process, as evidenced by the expansion of its internet and mobile user base, which we believe creates momentum for future growth in e-commerce and demand for digital channels for financial services and social interaction.

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The chart below sets forth the growth in the percentage of residences in Brazil with access to the internet from 2009 to 2019, according to UNESCO’s Regional Centre of Studies for the Development of the Information Society (CETIC) in Brazil:

Internet – Brazilian Residences
(%)

____________

Source: CETIC

Despite meaningful growth in residential internet access, we believe that Brazil has room for additional growth, as demonstrated by the fact that Brazil has lower internet penetration compared to more developed countries. As set forth by the chart below, according to Atlantico’s Latin America Digital Transformation Report 2020, 71% of residences in Brazil had internet access, as compared to 93% in Germany and 87% in the United States:

Residential Internet Access - 2020
(%)

____________

Source: Atlantico: Latin America Digital Transformation Report 2020

Cheaper mobile devices, along with greater availability of broadband internet networks, has resulted in growth in the number of smartphones with high speed internet access in Brazil in recent years. According to e-Bit | Nielsen, a consumer marketing research company in Brazil, in 2019 there were 154 million smartphones with 4G access in Brazil.

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According to IBGE, 138 million Brazilians, or approximately 65% of the population, used smartphones in 2019. It is expected that by 2025, more than 70% of the population will have access to smartphones, according to Statista, as set forth in the chart below:

Brazilian Population with Access to a Smartphone
(%)

____________

Source: Statista

According to Statista in 2019, mobile payment volume in Brazil is expected to increase by 59% by 2023, which would represent more than US$70 billion transacted. This expected growth is motivated by platforms that are leading the disruption in the financial services industry.

The following discussion summarizes what we believe to be the key opportunities in the addressable markets for each of our five key technology offerings:

Social

Brazil is one of the largest markets in the world for social media, as highlighted by the following metrics:

•        140 million users on social media in January 2020, according to the “Global Digital Social” survey conducted by global media company We Are Social and social media marketing company Hootsuite;

•        3rd largest Facebook user base globally, with 137 million users in January 2019, according to Statista;

•        2nd largest WhatsApp market globally, behind India, according to Statista;

•        2nd largest market globally for Uber in 2018, behind the United States, according to Uber company reports;

•        3rd largest market globally for Instagram, with 95 million users in October 2020, according to Statista;

•        3rd largest market globally for Netflix, with 16.4 million users in March 2020, according to CompariTech, a technology market research company;

•        Rio de Janeiro ranked fourth among the top five cities globally with the most listings on Airbnb as of September 2018, according to Statista; and

•        Brazilian users spent approximately 3.5 hours each day on average on social networks in January 2020, according to the “Global Digital Social 2020” survey conducted by We Are Social and Hootsuite.

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We believe there are a number of important trends that impact social media dynamics in Brazil, such as:

•        Residential internet access growth:    Current penetration levels of access to the internet in Brazil, despite an upward trajectory, are still low when compared to more developed markets. Relatively low penetration suggests that there is potential for growth that will only be accentuated by the high proportion of young people in Brazil who use the internet and digital solutions.

•        Wider access to smartphone devices:    Cheaper mobile devices, along with greater availability of broadband internet networks, has resulted in consistent, sizable growth in the number of smartphones with high speed internet access in Brazil in recent years.

•        Digitalization:    High penetration of social media, digital payments, digital accounts and internet banking services demonstrate the tendency of the Brazilian population to adopt new technologies and reinforce the fact that Brazil is one of the countries with the highest adoption rate of services provided by financial technology companies globally.

•        Social savviness of Brazilian internet users:    The use of social networks in Brazil such as Facebook, Twitter, Instagram and TikTok, among others, demonstrates the established adeptness of the Brazilian internet user.

We see our social features as an opportunity to scale the growth of our digital wallet services, financial marketplace, digital stores and online ads, creating a unique network effect and promoting cross-selling and up-selling opportunities within our platform.

Digital Wallet

Digital wallets are part of the payments market, influenced by growth in personal consumption, which reached R$4.8 trillion in 2019, according to economic and financial market data company CEIC Data.

Compared to certain other countries, Brazil has high cash usage, which we believe presents a growth opportunity for electronic payments. The chart below sets forth the current and estimated cash usage in Brazil compared to the United States and the United Kingdom for the periods indicated:

Cash Usage
(%)

____________

Source: McKinsey & Company

According to data from McKinsey & Company’s 2020 Global Payments Report, electronic payments volume represented only 39% of total household consumption in Brazil in 2019.

In 2020, the Brazilian Central Bank launched PIX, an instant payment system that aims to reduce costs and barriers related to money flows. PIX transfers are instantaneous, available 24/7 and free of charge between

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individuals. PIX is limited to one function — fund transfers between accounts — but it has been quickly adopted by Brazilians as a replacement for existing expensive and slower alternatives offered by traditional banks. The implementation of PIX has been favorable for our platform, including due to: (1) higher engagement, as users who cash in through PIX spent 2x more and perform 2.3x more transactions than other users in December 2020; and (2) cash-ins that are seamless and free of charge. In addition, we expect to offer users the ability to make payments to merchants through PIX, which will enable us to benefit from a new MDR revenue stream. PIX is also expected to amplify its breadth of services, including, for example, the ability to pre-schedule payments. We believe that these new services will stimulate mobile payments through digital wallets in Brazil.

Financial Marketplace

Despite recent economic downturns, high levels of overall economic growth experienced in Brazil generally since 2000 have benefited the country’s population. Lower income groups have shown increasing demand for financial services and banking products, such as banking accounts, savings accounts, investments, payment services, insurance and, principally, credit products. Through our financial marketplace, we offer third-party financial services with integrated experiences for individuals and sellers, including the PicPay Card and loans and P2P lending. In 2021, we also expect to offer additional products such as P2P lending, insurance and investments.

In 2019, the volume of transactions carried out using payment cards in the Brazilian market grew by 18.7%, as compared to 2018, reaching R$1.84 trillion, according to ABECS. Between 2014 and 2019, the total payment volume of transactions using payment cards in Brazil grew by 84%, demonstrating the population’s growing use of credit and debit cards, as set forth in the chart below:

Total Payment Value - Cards
(R$ trillions)

____________

Source: ABECS

Accordingly, the Brazilian credit market has grown consistently, both in terms of demand and of the variety of credit products. Efforts by the Brazilian Central Bank aimed at increased transparency for credit underwriting and incentives to reduce banking spread levels have also led to expansion in the Brazilian credit markets.

We believe the Brazilian consumer loan market is sizable and represents a growing opportunity for us to expand the lending services we make available through our platform. According to the Brazilian Central Bank, the total balance of individual loans reached R$2.0 trillion in December 2019. The main consumer credit products in Brazil include personal loans, auto financing, payroll loans, credit cards and bank account overdrafts.

We also plan to offer third party investment products on our financial marketplace beginning in 2021. The Brazilian retail investments market is sizeable. As of October 2020, according to ANBIMA, the total size of retail assets under custody in Brazil reached R$2.2 trillion, with R$1.1 trillion accounting for traditional retail (households

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with monthly income up to R$15,000) and R$1.0 trillion accounting for high-income retail (households with monthly income over R$15,000 and investments balance under R$1.0 million). The chart below sets forth the total retail investment assets under custody in Brazil since 2016:

Retail Investment Assets Under Custody in Brazil
(in R$ billions)

____________

Source: ANBIMA

We also plan to offer third party insurance products on our financial marketplace beginning in 2021. In 2019, R$489 billion in insurance premiums were paid in Brazil according to data from CNSEG. During the 1970s and 1980s, the Brazilian insurance industry experienced modest growth, driven mainly by the macroeconomic conditions prevalent during the period (which were characterized by high inflation and high interest rates and policies that stifled competition) as well as by the fact that the importance of insurance products was not widely accepted as part of the culture. During the 1990s, changes in regulation in the insurance sector allowed insurance companies to have more flexibility in pricing control and product structuring, as well as the possibility of foreign companies to own local insurance companies. The increase in per capita income, combined with the stabilization of the Brazilian economy, resulted in growing demand for insurance products.

The chart below sets forth the growth of insurance premium payments in Brazil from 2015 to 2019:

Insurance Premium Payments in Brazil
(in R$ billions)

____________

Source: CNSEG

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PicPay Store

We believe that our digital store will offer users access to markets, which includes retail and others, as described below.

According to data from IBGE, during the twelve months ended November 2020, Brazilian retail sales totaled R$1.3 trillion, of which e-commerce sales represented a R$115 billion market from January to November 2020, according to a report by Neotrust and Câmara Brasileira da Economia Digital, as set forth in the graph below:

E-commerce Sales
(in R$ billions)

Despite the size of the markets described above, e-commerce still accounts for a low percentage of retail sales in the country when compared to other markets. The graph below sets forth the e-commerce penetration for various countries according to Atlantico’s Latin America Digital Transformation Report 2020, relative to 2019:

E-commerce Penetration in 2019
(%)

____________

Source: Atlantico: Latin America Digital Transformation Report 2020

The COVID-19 pandemic had a positive effect on the Brazilian e-commerce segment during 2020. According to Neotrust and Câmara Brasileira da Economia Digital, the e-commerce segment experienced growth of 122% from January 2020 to November 2020 compared to the same period in 2019. Moreover, the Brazilian e-commerce segment represented 8.6% of the total retail segment in Brazil from January 2020 to November 2020. In addition, the percentage of internet users who made online purchases grew 48% during the first half of 2020. Also according to Neotrust and Câmara Brasileira da Economia Digital, certain Brazilian companies grew significantly during the period. For instance, Via Varejo’s online channels and marketplace TPV grew 219% in 2020 when compared to the same period in 2019; Magazine Luiza’s online channels and marketplace TPV grew 148% in 2020 when compared to the same period in 2019; B2W’s platform merchant base grew to almost 80 thousand merchants as of September 30, 2020, as compared to approximately 40 thousand on September 30, 2019. We believe that PicPay store features can grow in scale based on the trends for growth in e-commerce by offering partnerships to key participants to access our extensive user base. However, there is no assurance these trends will maintain the same magnitude post-pandemic.

In addition, our platform has the flexibility to add components to serve the user experience needs of several addressable markets totaling R$0.5 trillion in 2019, namely: (1) transportation, which represented a R$333 billion

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market, according to IBGE and Statista; (2) private university education, which represented a R$71 billion market, according to Semesp, the Union of Private Higher Education Institutions in the State of. São Paulo (Sindicato das Entidades Mantenedoras de Estabelecimentos de Ensino Superior No Estado de Sao Paulo); (3) travel, which represented a R$58 billion market, according to Euromonitor; and (4) in-app food sales, which represented a R$21 billion market, according to Euromonitor.

We plan to address our opportunity to capitalize on our addressable markets through an open platform that allows our merchant partners to create mini apps inside our platform to sell products and services to our user base. We believe that our technology will allow the PicPay Store to quickly scale merchant partner integration, serving a wide range of market segments. We believe we will be able to grow the variety of markets and sellers on our application by working with our merchant partners to develop mini-applications as well as allowing sellers to create their own mini-apps using our open platform.

Ads

The online advertising market consists of investments in promotional content in digital media, such as websites and applications. Promotional and trade marketing revenue in Brazil amounted to R$44 billion in 2019, according to AMPRO, the Association of Promotional Marketing (Associação de Marketing Promocional), a trade agency that represents the segments in promotional marketing in Brazil. According to Emarketer, 62.7% of digital investments in Latin America in 2019 consisted of mobile ads.

We believe that the online advertising market in Brazil has solid fundamentals to support future growth, such as the increase in internet penetration and expansion of mobile device accessibility among the population. While we currently do not offer ads, we believe that the Brazilian online ads market is a strategic market for us in the future to improve and expand our platform for consumers and businesses.

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Regulatory Overview

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to our operations of the Brazilian Payment System (the Sistema de Pagamentos Brasileiro), or SPB.

Regulation of the SPB

Our activities in Brazil are subject to Brazilian laws and regulations relating to payment schemes and payment institutions. Brazilian Federal Law No. 12,865/13, which was enacted on October 9, 2013, establishes the first set of rules regulating the electronic payments industry within the overall SPB and creates the concepts of payment schemes, payment scheme settlors and payment institutions.

In addition, Brazilian Federal Law No. 12,865/13, as amended, gave the Brazilian Central Bank, in accordance with the guidelines set out by the CMN, and the CMN authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, capital requirements, internal controls, risk management, the opening of payment accounts and the transfer of funds to and from payment accounts. After the enactment of Brazilian Federal Law No. 12,865/13, as amended, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists mainly of Resolutions 4,282, Circulars 3,680, 3,681 and 3,682, as amended, all of which were published on November 4, 2013, and Circular 3,885, as amended, published on March 26, 2018, among others.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end users (i.e. payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

•        Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization by the Brazilian Central Bank.

•        Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis.

•        Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Brazilian Central Bank. Limited-purpose payment schemes are those whose payment orders are: (a) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (b) intended for payment of specific public utility services, such as public transport and public telecommunications, or (c) related to employee benefits established by law (such as meal vouchers).

•        Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

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Payment Scheme Settlor

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or not, to the execution of the remittance of funds to the receivers in payment schemes, among other activities, as described in Law 12,865/13, as amended.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following three categories:

•        Issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts for cardholders or end-users. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

•        Issuers of post-paid payment instruments (e.g. credit cards): these payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•        Acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

•        Payment Initiator Service Provider (PISP): these payment institutions render initial payment services whereby it does not (x) manage the account from which the payment is being made; (y) hold the fund during the rendering of the services.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Brazilian Central Bank regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/13 classifies payment accounts into two types:

•        Prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

•        Post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

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In order to provide protection from bankruptcy, Brazilian Federal Law No. 12,865/13, as amended, requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Brazilian Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

Our Regulatory Position

PicPay Brazil performs activities that are in particular subject to Brazilian Federal Law No. 12,865/13, as amended, and regulations from the Brazilian Central Bank and the CMN, as described above. As required by the applicable regulations, PicPay Brazil was granted a license to operate as a payment institution, in the category of electronic currency issuer on October 2, 2020. Also, PicPay Brazil has requested a license to operate as a payment scheme settlor to the Brazilian Central Bank and, on the date hereof, the process is still under the analysis of the regulator.

In addition, Brazilian Federal Law No. 12,865/2013, as amended, prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Brazilian Federal Law No. 4,595/1964, as amended. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants or end-users could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that do not form part of the Brazilian financial system, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code (Law No. 10.406/2002, as amended), which replaced the Brazilian Usury Law, capped interest rates at two times the interest rates applicable to National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). For certain specific products in which clients elect to make payments in installments, we offer payment solutions through the FIDC PicPay I, which is a capital market securitization vehicle.

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be: (1) required to pay substantial fines (including per transaction fines) and disgorgement of our profits; (2) required to change our business practices; or (3) subjected to insolvency procedures such as an intervention by the Brazilian Central Bank and the out-of-court liquidation of PicPay Brazil. We could also be subject to private lawsuits. For additional information, see “Risk Factors — Risks Relating to Legal and Regulatory Matters — Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

The Brazilian Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering Rules

The activities of PicPay Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require financial and payment institutions to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

Brazilian Central Bank Circular No. 3,978, of January 23, 2020 (in effect from October 1, 2020), which amended and restated the provisions related to the prevention and combat to money laundering, require financial and payment institutions to (i) identify customers; (ii) record transactions; (iii) monitor events and report them to

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the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras), or COAF; (iv) conduct business with politically exposed persons; (v) establish and maintain relationships with financial institutions and foreign correspondents; (vi) train employees; and (vii) appoint the officer responsible for the implementation and enforcement of these measures.

Circular No. 3,978/20 adopted a risk-based approach for dealing with money laundering and terrorist financing. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

The Brazilian AML law specifies the acts that may constitute a crime and the required measures to prevent such crimes. It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian AML law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF has a key role in the Brazilian AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN and the Brazilian Central Bank enacted Resolution No. 4,734, or Resolution 4,734/19, and Circular No. 3,952, or Circular 3,952/19, which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank intends to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition and thus reducing the cost of credit.

Resolution 4,734/19 and Circular 3,952/19 bring a number of relevant changes to transactions involving receivables from credit and debit cards, including to the prepayment of such receivables by acquirers, which are subject to new procedures, as well as to the assignment of these receivables. Credit transactions guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the creation of liens and encumbrances on the receivables.

Circular 3,952/19 deals in particular with the procedures for the registration of receivables from credit and debit cards. Circular 3,952/19 requires a convention among market infrastructures, which will guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

Although some of the provisions of Resolution 4,734/19 and Circular 3,952/19 are already in force, including the obligation to have the abovementioned convention, the majority of their provisions will become effective on February 17, 2021. From this date, there will be increased transparency and competition in the use and acquisition of receivables from payment arrangements in credit transactions, which may adversely impact the number of receivables that will be the object of our transactions with our merchants. However, Resolution 4,734/19 and Circular 3,952/19 will facilitate the acquisition by FIDC PicPay I of receivables originated within payment arrangements from other institutions and may enable PicPay (through FIDC PicPay I or through a banking correspondent) to develop new business lines as we will be able to intermediate credit operations with receivables or acquisition of receivables from payment arrangements other than ours

Open Banking

Open Banking consists of the integration of information systems, allowing the sharing of data, products and services by financial institutions and other institutions authorized to operate by the Brazilian Central Bank, at the customer’s discretion. Open Banking is considered by the Brazilian Central Bank as an important tool for innovation in the financial market, making the banking sector more efficient and competitive.

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On May 4, 2020, the CMN and the Brazilian Central Bank enacted Joint Resolution No. 1/2020 and the Brazilian Central Bank issued Brazilian Central Bank Circular No. 4,015 to regulate the scope of services and data protection of the Open Banking System.

The Open Banking System model being implemented in Brazil will include financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank, and will enable them to share (i) data on products and services, and (ii) upon client’s authorization, customer record data and customer transaction data. The Open Banking System will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced. In this context, institutions authorized to operate by the Brazilian Central Bank that choose to participate in Open Banking must share the information listed above with other participating institutions, and currently membership is mandatory only for financial institutions belonging to the segments 1 and 2 and, in relation to the sharing of payment transaction initiation services, for institutions that hold accounts and institutions that initiate payment transactions.

Technological and security standards, in turn, must be established by self-regulation by the participating entities, under the supervision of the Brazilian Central Bank, responsible for ensuring that access to the Open Banking environment is non-discriminatory and represents all segments of the industry. The implementation of Open Banking will occur in stages, starting in February 2021 and ending in December 2021.

Instant Payment System

In 2020, the Brazilian Central Bank launched PIX, a payment system that allows real-time payments and transfers. The main goals of the Brazilian Central Bank with PIX is to foster innovation and differentiated services that meet the needs of end users, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment. In this context, the PIX is an open ecosystem which various types of payment service providers can join.

On August 12, 2020, the Brazilian Central Bank published Resolution BCB No. 1, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or SPI, and the Brazilian Central Bank’s instant payments arrangement. The arrangement requires that all financial and payment institutions authorized to operate by the Brazilian Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, PicPay Brazil is also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965/14, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet users, and obligations relating to internet service providers. This law exempts intermediary platforms such as PicPay Brazil from liability for user generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Risk Factors — Risks Relating to Legal and Regulatory Matters — Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights — most importantly, Brazilian Federal Law No. 8,078/90, as amended, known as the Consumer Protection Code (Código de Defesa do Consumidor), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier

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of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Data Privacy and Protection

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet, bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of the CMN’s Resolution No. 4,282/13) and the General Data Protection Law (Projeto de Lei Geral de Proteção de Dados),” or the LGPD. We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet users.

In September 2020, Brazilian Federal Law No. 13.709/2018, as amended, called the “General Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, came into effect, except for administrative sanctions, which will become effective on August 1, 2021, under the Brazilian Federal Law No. 14,010/20, which delayed the applicability of certain provision of the LGDP. The LGDP creates a comprehensive data protection legal framework that applies across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the holders of personal data, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD, an authority that oversees the compliance with the rules on data protection. See “Risk Factors — Risks Relating to our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Bank secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, except for certain events, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) if the they are responsible for withholding and paying contributions, remittance of information to the Brazilian Internal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Cyber Security

Under Circular No. 3,909, of August 16, 2018, payment institutions must comply with cybersecurity requirements, as well as policies for data processing and storage and cloud computing services. The cybersecurity policy and accident response and action plan must have been in place since December 2019, and entities must be fully compliant by December 31, 2021. Location and processing of data may occur within or outside Brazilian territory, subject to certain restrictions, but access to data stored abroad must at all times be granted to the Brazilian Central Bank for the purposes of inspection and exchange of information..

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Brazilian Central Bank Resolution Regimes

Brazilian financial and payment institutions authorized by the Brazilian Central Bank are subject to the resolution regimes that the Brazilian Central Bank may apply, which are set forth in: (1) Brazilian Federal Law No. 6,024/74, which provides for intervention and extrajudicial liquidation; (2) Decree Law No. 2,321/87, which provides for the temporary special administration regime (regime de administração especial temporária), or RAET; and (3) Brazilian Federal Law No. 9,447/97, which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101/05, apply secondarily to the extrajudicial liquidation regime.

The Brazilian Central Bank is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Brazilian Central Bank is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

Intervention

Pursuant to Brazilian Federal Law No. 6,024/74, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

•        due to mismanagement, the institution has suffered losses leaving creditors at risk;

•        the institution has consistently violated Brazilian banking laws or regulations; and

•        such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws authorizes - with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically: (i) suspend the enforceability of payable obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank.

The intervention ceases: (a) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank, (b) when the situation of the institution is normalized, as determined by the Brazilian Central Bank, or (c) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Brazilian Federal Law No. 11,101/05. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to complete pending business, pledge or sell assets and file for bankruptcy.

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The extrajudicial liquidation ceases: (i) if the interested parties, presenting the required guarantees, proceed with the economic activities of the institution; (ii) upon conversion into an ordinary liquidation, conducted by the institution itself, pursuant to private law, without the participation of the Brazilian Central Bank; (iii) upon the approval of the final accounts of the liquidator and relevant write-off in the competent public registry; or (iv) in case of adjudication of bankruptcy of the institution. Only the liquidator can file for bankruptcy, subject to the authorization of the Brazilian Central Bank. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of the Brazilian Federal Law No. 11,101/05, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order:

•        labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

•        secured claims up to the encumbered asset value;

•        tax claims, regardless of their nature and commencement of time, except tax penalties;

•        claims with special privileges;

•        claims with general privileges;

•        unsecured claims;

•        contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

•        subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under the Brazilian Federal Law No. 11,101/05, are paid with preference over pre-petition claims.

Temporary Special Administration Regime (RAET)

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Brazilian Central Bank determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases: (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

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Business

Overview

We are the largest Brazilian super app in terms of number of registered users as of December 31, 2020, based on our comparison of other Brazilian participants with publicly-available information. We offer a technology-enabled multipurpose ecosystem for daily needs, providing financial, communication and consumer services to more than 38.8 million registered users as of December 31, 2020. We operate as an open platform empowered with social features that connect our users, affiliated merchants and commercial partners. From January 1, 2019 to December 31, 2020, our active user base grew at a CAGR of 231%. As of December 31, 2020, we had 28.4 million active users, 1.2 million active merchants and other licensed merchants through partnerships with the Brazilian merchant acquirers GetNet, Stone, Rede and Cielo.

Our platform combines the benefits of five key technology offerings in one single application: social, digital wallet, financial marketplace, PicPay Store and ads.

Our History

We were founded in 2012 in the city of Vitória, the capital of the Brazilian State of Espírito Santo, by three seasoned entrepreneurs who had the goal of making people’s lives easier. We started by democratizing financial services in Brazil, connecting people who needed to transfer money, offering 24x7 P2P and QR Code payment in a mobile end-to-end experience.

We have grown to become the largest super app in Brazil in terms of number of registered users as of December 31, 2020, based on our comparison of other Brazilian participants with publicly-available information (i.e. Nubank, Banco Inter, Meliuz and C6). We believe that the growth of our user base and user engagement in our ecosystem demonstrates the scalability of our business model and has revealed a great opportunity to generate more value for these users, adding new experiences that are designed to satisfy a user’s daily needs, whether providing for social interaction between people around their payments or allowing for purchases of products and services in a broad e-commerce marketplace on our app.

Our Products and Solutions

Social

Connecting people has been part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles and social feeds. We expect to launch our direct messaging service in the first half of 2021, with group chats and voice and video calls to follow later in the year.

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Today, our social platform is fully integrated with our financial services. We believe this integration creates a network effect and improves the performance of our revenue streams. For example, in 2020, the average spend per user on our platform was 53% higher among active social users as compared to other users. In addition, in 2020, active social users engaged in twice the number of transactions per user and received 3.7x more transactions than other users. In addition, active social users between the second quarter of 2019 and the first quarter of 2020 were 2.4x more likely than other users to continue using our platform after three quarters. We believe that our social features will help drive our future growth.

Digital Wallet

We strive to provide a complete and open payment ecosystem that allows people and merchants to send, transfer, receive and manage their own money in simple and innovative ways, including P2P payments, instant payments and transfers, installment payments, QR code payments and API.

Users can add funds to the balance of their accounts in different ways: electronic funds transfers from their accounts held with other financial institutions, including via the Brazilian Central Bank’s recently-developed instant payment system, PIX, via boleto, by receiving funds via P2P payments or contracting loans. Users can also onboard any credit card to make electronic transfers and payments. We charge fees in connection with certain payment transactions and fund transfers carried out by our users through our platform.

Set forth below is a graphic illustrating our open platform based ecosystem for people and sellers:

Financial Marketplace

We offer a marketplace for third-party financial services with integrated experiences for individuals and businesses, including the PicPay Card and loans. In 2021, we also expect to offer additional products such as P2P lending, insurance and investments. We focus only on the distribution of these services, without credit or underwriting risk.

We benefit from an Artificial Intelligence-driven model and intense use of machine learning to provide more accurate offerings with a personalized approach targeted at users’ needs. We also generate user credit scores based on a proprietary algorithm. We receive commissions from our partners in connection with the financial services that are purchased on our platform.

As of December 31, 2020, approximately 2 million PicPay Cards had been issued. In December 2020, users with the PicPay Card spent on average 4.8x more on our app than other users who did not have the PicPay Card. In addition, among active transacting users, retention in the third month after first use was 95% higher among PicPay Card users than among other users, considering cohorts activated in the first nine months of 2020 (for example, users activated in January who were still active in April).

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Set forth below is a graphic illustration of our financial marketplace connecting with our social features:

PicPay Store

The PicPay Store is an open platform that allows businesses to create mini apps to connect their products, services and experiences to millions of PicPay users. These products and services include digital goods, such as in-game credits, cellular phone recharge credits (top-ups) and transportation tickets, and physical goods, such as food delivery, in each case via integration with a variety of e-commerce marketplaces and retailers. We believe that the PicPay Store’s open platform will allow us to scale merchant partner integrations to faster serve a wide range of market segments. We earn commissions from the sale of third-party goods through the PicPay Store. In 2020, our users completed approximately 24.8 million transactions on the PicPay Store.

Set forth below is a graphic illustration of the PicPay Store, which allows our users and merchants to interact on a myriad of mini-apps on one platform:

Digital Goods
E-commerce
Transportation
Insurance
Subscriptions
Education
Public Services
Food & Beverage
9:41 AM
What do you want?
Here's your weekly special Anderson
PAY WITH YOUR QR CODE
EARN MONEY
Favorites
Games
Gifts
Adidas
Buy Adidas, clothes, shoes and sport materials with the three stripes.
Clothing
MadeiraMadeira
MadeiraMadeira official store, your home, your way always.
Furniture
Shell Box
Pay for your supplies at Shell stations with PicPay.
Services
Big discounts
VALORANT
Start
Wallet
Pay
Notifications
Stores

Ads

We plan to offer ads on our app to allow merchants and brands to reach audiences based on user behavior and purchase history in order to drive actions such as shopping, watching and sharing content. We plan to use Artificial Intelligence to create recommendation models to suggest products, offers and content on user interfaces. Our ads content is expected to include promoted recommendations and promoted branded content created by our partners,

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advertiser funded rewards, such as discounts, cashbacks and coupons integrated with user wallets, and monetized interactions, in which audiences are given financial incentives to watch, click or share promoted branded content. We intend to monetize this business by charging impression and conversion fees.

Set forth below is a graphic illustration of how we intend to promote brands, merchants, industries and more:

Our Competitive Strengths

We expect that a number of our competitive advantages will continue to contribute to our growth, leveraging on our broad product offering and our 38.8 million registered users as of December 31, 2020. We believe that the key to our success is based on user experience (one-stop shop), network effect and our open platform approach to partners and technologies, among others, as described below.

One-stop shop application that addresses daily financial, shopping and communication needs of our users

We provide an application that is designed to fulfill the daily financial, shopping and communication needs of our users, connecting them to each other, as well as merchants and participants in the Brazilian financial sector, including banks, through what we believe is a simple, intuitive and connected platform that leverages social features and user experience.

We believe that the one-stop shop capabilities of our application enable us to position ourselves in all stages of the daily life of our users, boosting customer interaction and engagement while improving user experience. Set forth below is an illustration of a user’s potential daily interactions through our platform:

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Network effect at the core of our growth

We believe that network effect (i.e., increased perceived value in our goods and services as more people use our platform) is the main growth engine of our platform and one of the most important pillars of our operations. We believe that it allows us to materially expand our user base at an accelerated pace with low costs. Network effect is at the center of the decision-making process on several fronts of our business, including product development, geographic expansion and technology development. We believe the network effect we are able to generate enables us to quickly scale our operations and will allow us to maintain a leading position among super apps in Brazil.

Our business model is designed to reinforce network effect as users interact and transact through our platform. Several social features of our platform, such as P2P transactions, including gift sending, and interaction feeds, were designed to strengthen network effect. Similarly, we expect that several features that we expect to launch in the near future will further strengthen the network effect of our ecosystem, including:

•        P2P lending: one-on-one and collective (multiple investors to multiple borrowers);

•        Bill splitting among several users;

•        Open API and PicPay Store open software development kit (opening of the PicPay Store platform to retailers and third-party developers);

•        Audio and video chat;

•        Cash-in and cash-out at retail cashiers; and

•        PicPay Store post-sales communications integrated to direct messaging.

The flywheel below illustrates the network effect acting on our ecosystem, whereby: (1) more users increase geographic density, creating more use cases and stimulating more users; (2) geographic density encourages more merchants to join our platform, creating more use cases and stimulating more users; and (3) more users also attract more third-party offers to the PicPay Store, creating more use cases and stimulating more users.

We have experienced network effect in the Brazilian State of Espírito Santo, where we were founded in 2012. Espírito Santo is our most mature market. In December 2020, users in Espírito Santo completed 3.5x more monthly transactions on our app and generated 2.2x more revenue per user on our app than users of our app in the rest of Brazil combined.

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The maps below compare the number of transactions in the State of Espírito Santo and the cities of São Paulo and Rio de Janeiro (respectively the largest and second largest cities in Brazil in number of inhabitants) for the periods indicated:

Open technology platform and extensive track record of execution

We believe that an effective and sustainable technology culture is part of our DNA. We combine multiple pillars that sustain our technology backbone, including cloud native software culture, obsession with user experience, highly scalable open platforms for developers, agile development, focus on research and experimentation, fast delivery, organization agility, and data- and Artificial Intelligence-driven solutions.

In addition to our technology backbone, our people are among our greatest assets and one of our priorities. They are one of the main drivers that sustain the pace of our development. In December 2020, technology staff accounted for 62% of our payroll, and we have more than 900 technology and technology-related employees working on an average of 700 software deliveries per month in the fourth quarter of 2020. Our software engineering employee base grew from 35 to more than 700 over the last two years. Additionally, in 2019 and 2020, we delivered a new version of our super app once per week on average.

The growth of our user base is supported by an extensive track-record of product development, with more than 30 significant products and/or features launched in 2020. We conduct this process with a strong pioneering spirit, focus on network effect generation and under a tailor-made approach considering the everyday needs of our clients.

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The graphic below sets forth some of the features we have launched since our inception:

Household name in Brazil

We believe we are a household name in Brazil. Our brand was recognized by 68% of approximately 600 Brazilian adults surveyed by Google/Kyra/MosaicLab in August 2020. We also ranked first in the “Top of Mind” survey of payment apps and digital wallets in Brazil conducted by Ginger interviewing approximately 1,000 Brazilian adults between December 2020 and January 2021. When asked which brand of payment app or digital wallet came to mind, approximately 26% of respondents in this survey named our application, placing us ahead of PayPal (25%) and MercadoPago (7%), among others, In addition, we were named the “Best Super App,” and “Best Fintech” in Brazil by a popular vote conducted by IBest in 2020. More than two million people in Brazil voted for the 2020 IBest awards among 50 categories.

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Efficient unitary economics

We believe we have achieved healthy payback dynamics together with a solid expansion of our user base. As the scale of our platform and network effect has increased, our customer acquisition costs have decreased over time. Moreover, for active user cohorts, we have observed increasing transaction margin per user over time (measured as transaction revenue per user minus MDR per user).

Corporate Governance

The board of directors of PicS will consist of a majority of independent members. In addition, we have a seasoned management team that includes experienced professionals in the fields of technology and financial services, as well as home-grown talent. Key executives include our CEO, José Antônio Batista Costa, PicPay Brazil’s co-founder and vice-president of technology and products, Anderson Chamon, and PicPay Brazil’s vice-president of financial services, Eduardo Chedid, the former CEO of Elo, a Brazilian payment scheme settlor.

PicPay Brazil’s management team is supported by a governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees. Additionally, PicPay Brazil’s management has approved a broad set of policies that govern its operations, such as a code of conduct, business continuity plan, anti-bribery, audit, compliance, community and culture, anti-money laundering, risks and internal controls, among others.

People and Culture

We aim to achieve our business goals while adhering to our seven core values: humility, determination, availability, ownership, simplicity, sincerity and discipline.

We have a rapid hiring process to sustain business growth with quality supported by a diverse team to achieve high performance. Our overall headcount grew approximately 10x from December 2018 to December 2020, reaching 1,845 employees as of December 31, 2020, while our tech-focused headcount grew 22x during the same period. We also have a performance evaluation process based on our values, including a culture evaluation committee as part of our recruitment process.

We are the highest ranked Brazilian technology company for employee satisfaction, according to a survey of former and current employees conducted by Glassdoor in November 2020. Our net employee net promoter score of 93% ranked ahead of Loggi (92%), iFood (92%), PagSeguro (86%), Nubank (85%), Stone (75%) and C6 Bank (73%).

Our Growth Strategies

Our primary growth strategies are:

Scale our user base

As discussed above and illustrated by our operations in Espírito Santo, our most mature market, the PicPay flywheel (our network effect) accelerates with a high-density user base. As such, our strategy to scale our user base nationally and regionally includes marketing and sales initiatives targeting users and merchants in high density urban centers.

Increase product offerings and penetration

By adding new products and services to our platform, we bring more usage with product depth and our app becomes part of our users’ daily routine. In 2021, we expect to launch several features on our platform, including P2P lending, insurance, investments, bill payment scheduling, direct messaging and PicPay Store offerings through user feeds.

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Grow our super app

We believe that our ecosystem of lifestyle services is the glue between our users and providers. We intend to accelerate growth in our network and expand our portfolio focusing on new customer-paid products and services and merchant-paid platform usage. We also plan to offer ads on our app to allow merchants and brands to reach audiences and allow users to have access to additional promotions and discounts.

Invest in M&A

We intend to accelerate our growth with an M&A strategy that includes targets that will expand our product portfolio, improve our competencies and increase our presence along our value chain or shorten our path to new markets.

Marketing and Sales

We design our marketing strategy to improve all stages of our interactions with users, including: (1) acquisition; (2) activation; (3) engagement; (4) retention; and (5) generation of brand awareness. We use a combination of offline and online media to present our value proposition by focusing on brand awareness. These strategies further increase user activation.

We have heavily invested in open-channel live TV to support these media strategies by, for example, sponsoring the 20th edition of Big Brother Brasil. We also run creative campaigns designed to educate prospective users about our platform features and how to perform the main functions within the app. Using these TV shows, high-profile presenters and celebrities demystify the app and provide practical examples of app usage for a large televised audience.

Big Brother Brasil 2020	Live TV Merchandising

PicPay
VENDA SEM MAQUININHA
E SEM TAXAS ATÉ O FIM DE JULHO
BAIXE O APP E VENDA TUDO PELO CELULAR
sbt

Our brand strategy is maturing from generating awareness to focusing on key brand attributes that support the user funnel. We selected Iza, a national singer, television presenter and celebrity as our brand ambassador to further promote connection with our customers and brand awareness.

Iza

PicPay
12X
PARCELE TUDO NO CARTÃO DE CRÉDITO.
PicPay
210%
210%
PicPay

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We also invest in digital media - both on branding and conversion. Our marketing activities are optimized to generate high levels of new users and user engagement using a mix of internal data and artificial intelligence analysis and external data sources. The images below show examples of our digital media campaigns.

YouTube Mastheads

Online Display Media

We also invest in member-get-member programs, which are incentive campaigns for our users to invite other users to download our application and create accounts, and first-time user incentives such as cashbacks.

Our large user base is our main driver for merchant and partners’ acquisition and retention. Our go-to-market combines an effective sales team with marketing. We have a complete merchant integration offering and work with our partners in communicating our platform usage with online promotion with our app and offline signage.

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Merchant Partner On-Platform Communication

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On-Site Merchant Partner Communication

Our marketing initiatives have resulted in a meaningful growth of engagement of our technology and digital payments platform. In the near to medium term, we see competition to grow our user and merchant bases. As a result, we plan to increase our marketing efforts in order to drive further brand awareness and preference among both users and merchants.

Our Customer Service and Support

Our goal is to serve and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that, we believe, have enabled us to achieve high customer recognition among our peers in our key markets in Brazil.

We designed our service and support functions, processes and tools to support our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:

•        Client Relationship Team.    Consistent with our client-centric approach, we provide a simple and reliable app integrated with the intensive use of data and advanced analytics to deliver a complete

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user experience. This means that only a marginal fraction of our users require technical support. For example, in December 2020, our average contact rate (number of client relationship contacts divided by the number of transactions) was less than 1.75% of the total number of transaction. We resolve a significant portion of customer support queries with automated flows via chatbot, thereby fully resolving interactions in real time. For the remaining interactions, the average time for the first response is less than 2 hours and the average time to full resolution is less than 24 hours for more than 98% of requests. The manual customer interactions are provided by technically trained agents equipped with the data, technology, and autonomy to resolve our clients’ needs. Our customers rate the satisfaction of our customer service at 75%. Another example of simplicity and high usability are the onboarding and “Know Your Customer” (KYC) processes, which are 100% digital and, at same time, fully compliant with regulations.

•        Client Retention Team.    To manage user retention, we use an AI-driven approach to identify the triggers that lead to a customer leaving and seek to address them. Our customer retention strategy is based on automated decisions. We apply machine learning models across our entire proprietary data, which allow us to predict with high accuracy the likelihood that a customer will stop using our services in a future window. We monitor all levels of churn propensity through dashboards, and for customers who have a high risk of churning, automated incentive actions come into play. Our AI models are able to assess the portfolio profile and intelligently allocate cashback client to client, aiming to have a minimum cost retaining the largest possible number of users with more personalized incentive offers and adhering to the context of each of our users.

•        Technology.    We use a range of integrated systems, powered by customer data and artificial intelligence, which empower our client relationship and client retention teams, and enable us to optimize our customer service and support functions. For example:

•        we offer a simple but effective app usability, with self-service tools, that helps our clients perform transactions, check all of their data, communicate with other clients, manage their operations more conveniently, and solve certain issues by themselves, according to their preference and when it makes sense for them; and

•        we leverage artificial intelligence for predictive modeling of client behavior and activity. Our platform constantly gathers information and helps establish databases to understand our clients’ historical usage patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to cross sell or upsell a new solution. Our customer service and support teams use machine learning algorithms to identify and resolve client issues, which aims to create a superior client experience, reinforcing our client-centric positioning, and strengthening our relationship with our clients.

Our Geographic Presence

Our corporate headquarters, located in São Paulo, include product development, sales, marketing and business operations. In addition, we have an office located in Vitoria (State of Espírito Santo) where our customer service teams are based. We also have employees in various other Brazilian States.

We are expanding our geographic footprint by growing our technology and digital payments platform across Brazil, which are currently used in every Brazilian State and the Federal District. We are currently focused on growing our technology and digital payments platform in cities with large population and a significant number of merchants installed, including São Paulo, Rio de Janeiro, Belo Horizonte and Curitiba.

Our Technology

Our application brings together an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client commerce experiences in a more secure, all-in-one environment. Our platform was developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions — all in a digital, integrated and holistic manner. We believe that our platform is agile, reliable, and scalable with fast processing speeds and a broad range of capabilities that can be maintained and expanded

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relatively easily and cost-effectively. The advanced nature and flexibility of our platform enables us to provide several technologies and benefits. Set forth below is an illustration of the foundation of our technology ecosystem, or what we refer to as our tech DNA:

Cloud Native Software Culture
User Experience Obsession
High Scalable Open-Platforms Development
Tech & Product Agile Development
Research and Experimentation
Fast Delivery
Organizational Agility
Data and AI driven solutions
PicPay
OUR TECH DNA

Our Competition

We operate in a highly competitive and dynamic industry. As a super app, we face competition from a variety of participants in Brazil, including financial institutions and social media companies. Our primary competitors by technology offering are:

•        Social:

•        larger social media companies and applications, such as Facebook, WhatsApp, Instagram, Telegram and WeChat.

•        Digital Wallet:

•        paper-based transactions (principally cash and checks);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        merchant acquirers in Brazil, such as GetNet, Stone, Rede and Cielo;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre, Square and PagSeguro; and

•        other technology companies, including digital and mobile applications, that provide P2P, P2B and P2M electronic payment services in Brazil, such as WeChat and WhatsApp, and companies that offer the PIX instant payment system developed by the Brazilian Central Bank.

•        Financial Marketplace:

•        traditional banks and other financial institutions in Brazil that provide credit and debit cards, loans and other financial products and services; and

•        other technology companies, including digital and mobile applications, that provide financial services in Brazil, such as Nubank, XP, Banco Inter and PagBank from PagSeguro.

•        PicPay Store:

•        providers of digital and physical goods who offer their products through their own digital stores; and

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•        other technology companies, including digital and mobile applications, that offer third party digital goods to consumers in Brazil, such as WeChat, Amazon, AliExpress, MercadoLibre, Magazine Luiza and B2W.

•        Ads:

•        traditional sources of advertising and marketing, such as digital and print media; and

•        other technology companies, including digital and mobile applications, that offer advertising platforms, such as WeChat, Facebook, Google and Instagram.

For information on risks relating to increased competition in our industry, see “Risk Factors — Risks Relating to Our Business and Industry — We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.”

Research and Development

Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client experiences in a more secure, all-in-one environment. We are able to develop, host and deploy our own solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions — all in a fully digital, fully integrated, and holistic manner.

Legal Proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management considers the opinions of our external legal advisors.

As of December 31, 2020, we recorded total provisions of R$0.4 million in our financial statements in connection with legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Civil Matters

As of December 31, 2020, we were party to approximately 1,000 judicial proceedings of a civil nature for which we recorded a provision of approximately R$0.4 million. In general, the civil claims to which we are a party generally relate to consumer claims, where users claim compensation, moral and/or material damages, among other claims. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2020, we were party to three labor-related judicial proceedings for which we did not record any provision. In general, the labor claims to which we are a party were filed by former employees or

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third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2020, we were not party to any judicial or administrative tax and social security proceedings that the likelihood of loss in connection with any such proceedings was probable.

Intellectual Property

The protection of intellectual property (copyrights, trademarks, patents, logos, domains, trade secrets, among others) is essential for us. We protect our intellectual property through: (1) the registration in public agencies, establishing its proprietary rights; and (2) underwriting specific instruments and contractual clauses.

We hire an external law firm that constantly monitors our intellectual property cases on a global level. Any material infringement claim is relayed to the Company’s internal legal team and marketing areas to define a plan of action and strategy.

As of the date of this prospectus, we had the rights to use 30 trademarks in Brazil and are applying for the registration of others in the United States of America and China. We also use 11 domains owned by third parties, which are registered in Brazil and the United States of America. Although these domains are registered in the names of third parties, we have rights to use them, and has further concluded an agreement to acquire ownership of this intellectual property expected to be completed in May 2021. We retain all rights of ownership and/or use of the intellectual property employed in its activities.

We enter into confidentiality agreements or establishes contractual clauses that limits access and disclosure of sensitive information to its employees or third parties. Furthermore, these agreements also include clauses protecting our intellectual property rights. In the case of our users and customers, our contract allows them a limited, non-transferable license for the use of certain of our intellectual property in accordance with our guidelines.

To mitigate any risk of unauthorized use of our intellectual property, our internal technology and commercial areas monitor the use of such rights by employees and third parties, for the adoption of any necessary measure, such as the imposition of contractual fines or the filing of lawsuits.

In addition, in regard to the use of third-party intellectual property rights to carry out our activities (use of trademarks or software license), all use of such intellectual property rights is supported by contractual provisions, which establish the form and the limits of such use, which are continuously followed by us, reducing the risk of any challenge by third parties. We have never been subject to any challenge from third parties due to the misuse of their intellectual property.

Finally, we will commence a project to register our main patents, in order to make the defense of our intellectual property more effective and in continuity with the practices for the defense of our proprietary rights.

Properties

Our corporate headquarters, which houses our technology, sales, marketing, and business operations, are located in São Paulo and comprise 7,875.6 square meters under two lease agreements that expire in 2023 and 2029, respectively. Our office located in Vitória, in the state of Espírito Santo, comprises 3,689.9 square meters under a lease that expires in 2029.

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

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Employees

As of December 31, 2020 and December 31, 2019, PicPay Brazil had 1,845 and 1,071 employees, respectively. As of December 31, 2020, 1,056 of these employees were based in São Paulo and 790 were based in Vitória. PicPay Brazil also engages temporary employees and consultants as needed to support our operations.

The table below breaks down PicPay Brazil’s full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total
Management	3	0.2%
Technology and Content Development	778	42.1%
Sales and Marketing	220	11.9%
Customer Support	712	38.6%
General and Administrative	132	7.2%
Total	1,845	100.0%

Environmental, Social and Governance (ESG)

We are committed to environmental, social and governance (ESG) matters, as illustrated below:

•        Environmental:    We are in the process of installing photovoltaic solar panels on the roof of our corporate headquarters in order to boost our use of renewable and clean energy. We intend to run 50% of our office with clean energy by June 2021. We also offer a feature on our app through which users can donate funds to NGOs, such as Greenpeace Brazil.

•        Social:    We offer a feature on our app through which users can donate funds to various organizations and charities, including 147 NGOs. For example, from March 2020 to June 2020, through our donation feature, our users provided more than R$8.4 million in economic assistance to individuals affected by the COVID-19 pandemic. We were one of the key platforms that enabled distribution of the “coronavoucher,” a Brazilian government program that supported more than 36 million families and distributed more than R$300 billion in economic assistance. We are also involved in education initiatives, such as Tomorrow’s PicPay, an educational program for socially disadvantaged children that we established in 2017, and our partnership with the Germinare Institute, a nonprofit educational institution founded by J&F in 2009. Our diversity initiatives include a goal to increase gender diversity in leadership to 40%.

•        Governance:    The board of directors of PicS will consist of a majority of independent members. In addition, we have a seasoned management team that includes experienced professionals in the fields of technology and financial services. Our corporate governance initiatives include anti-money laundering, data security and data protection and non-discrimination policies and diversity and inclusion initiatives.

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Management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her, or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association. The members of our board of directors hold office until the next annual general meeting.

We do not have any severance agreements with our executive directors that provide benefits upon termination of employment.

The following table sets forth certain information in respect of the current members of our board of directors:

Name	Age	Position
José Antônio Batista Costa	36	Director
Vincent Trius	63	Director
Mario Mello Freire Neto	54	Independent Director
Camila Farani Lima Porreca	39	Independent Director
Gilberto Meirelles Xandó Baptista	55	Independent Director

The following is a brief summary of the business experience of each of our directors. The business address of our board of directors is P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

José Antônio Batista Costa has served as our Chief Executive Officer and a member of our board of directors since February 2021. He is also PicPay Brazil’s Chief Executive Officer and chairman of PicPay Brazil’s board of directors. Prior to becoming PicPay Brazil’s Chief Executive Officer, Mr. Batista has served in different management capacities where he led multi-disciplinary teams and was responsible for strategic performance, finance and logistics in the investment and food industries, acting as PicPay Brazil’s Chief Financial Officer in 2018, vice-president of logistics and supply chain at JBS USA Food Company in 2018 and as an executive officer of JBS S.A. from 2011 to 2015. He has served as a member of the board of directors at Banco Original, Eldorado Brasil Celulose S.A. and Flora Produtos de Higiene. Mr. Batista holds a degree in business administration from Universidade Paulista — UNIP and is a professional investor (investidor profissional) under Brazilian law.

Vincent Trius has served as a member of our board of directors since February 2021. He has been the Global Head of Retail and Innovation at JBS S.A. (a member of the J&F Group) since 2014 and has served as a member of the board of directors of Pilgrim’s Pride Corporation (a member of the J&F Group) since 2019. Previously, Mr. Trius served in different management capacities, including President and Director of Loblaw Companies Ltd. Canada from 2011 to 2014, executive manager at Carrefour from 2010 to 2011 and Chief Executive Officer of Walmart Stores Inc. Latin America, Brazil and Asia from 2007 to 2009. Mr. Trius holds a business degree from the University of Barcelona.

Mario Mello Freire Neto has served as an independent member of our board of directors and a member of our Audit Committee since February 2021. Currently, Mr. Mello also sits on the board of directors of Construtora Tenda and Track&Field and is Operating Partner at Valor Capital Group. Mr. Mello has more than thirty years of experience in financial services, banking, fintech, digital payments and venture capital. Previously, Mr. Mello was General Manager of PayPal Brazil and VP and General Manager at PayPal Latin America, from 2010 to 2017 and 2012 to 2018, respectively In addition, he was Executive Vice President of Banco Safra from 2008 to 2010, held various executive positions at ABN AMRO Bank from 2003 to 2008 and served as Executive Vice President of Visa Latin America from 2000 to 2003,having joined the company in 1996. Mr. Mello has also served as a member of the board of directors at Cielo S.A., CBSS (Companhia Brasileira de Soluções e Serviços) and Fidelity Systems.

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Mr. Mello founded a non-profit civic start up “O Poder do Voto” in which he remains involved and regularly acts in his personal capacity as a mentor and angel investor aiding in fast tracking companies. Mr. Mello holds a civic engineering degree from Polytechnic School of the University of São Paulo and a business degree from Harvard University.

Camila Farani Lima Porreca has served as an independent member of our board of directors since February 2021. She is also President of G2 Capital, Venture Partner at GAA Investment, Co-founder of Mulheres Investidoras Anjo — MIA (Women Angel Investors) and Founder and Board Member of Grupo Boxx. Ms. Farani is also an award winning Brazilian angel investor, panelist on Shark Tank Brazil, columnist for Forbes, Gazeta do Povo and Estadão and the founder of INNovaty Business Intelligence. Previosly, Ms. Farani served in different management capacities as President of Gavea Angels from 2016 to 2018, Chief Entrepreneur Officer at Sementi Fresh Food from 2014 to 2016, President of Associação Comercial do Rio de Janeiro — ACRJ from 2015 to 2016, Co-founder of Lab22 from 2012 to 2016, Board Member and Angel Investor of Gavea Angels from 2010 to 2015, Board Member of Committee of Young Entrepreneurs from 2012 to 2014, Founder of Farani Fresh Food from 2009 to 2014, Co-founder of Tabaco Café from 1996 to 2012, Co-founder and CEO of Verdano Fresh Foods from 2010 to 2011. Ms. Farani holds a law degree and MBA in Marketing from Pontificia Universidade Católica do Rio de Janeiro – PUC RJ, and specializations in Strategy and Innovation from the Massachusetts Institute of Technology High Growth Business Management from Babson College, Customer Development from Stanford University, and Women’s Leadership from Fundação Dom Cabral and Smith College’s Executive Education for Women.

Gilberto Meirelles Xandó Baptista has served as an independent member of our board of directors since February 2021. He is also a member of advisory groups in numerous companies in Russia, Chile and Brazil. For instance, he currently serves as a member of the board of directors of JBS S.A. (a member of the J&F Group), Ypê, JSL S.A., Grupasso and BenCorp, ClubSaúde. Previously, Mr. Xandó served in different management capacities where he was responsible for finance, trade marketing, commercial marketing and logistics in the investment and food industries, serving as Chief Executive Officer of Vigor Alimentos from 2011 to 2020, Brazil General Business Director at Natura from 2009 to 2011 and International Vice President of BRF from 2007 to 2009. Mr. Xandó holds a master’s degree in marketing from Fundação Getúlio Vargas — FGV, with a specialization in business management from PGA — Fundação Dom Cabral / INSEAD, France.

Executive Officers

Our executive officers are responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
José Antônio Batista Costa	36	Chief Executive Officer
Ricardo Sonoda	46	Chief Financial Officer

The following is a brief summary of the business experience of each of our executive officers. The business address of our executive officers is Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

José Antônio Batista Costa has served as our Chief Executive Officer and a member of our board of directors since January 2021. For more information, see “— Board of Directors.”

Ricardo Sonoda has served as our Chief Financial Officer since February 2021. He also serves as PicPay Brazil’s Chief Financial Officer. Mr. Sonoda has 21 years of experience in the credit card and financing industry, specializing in financial planning, risks and result control, acting as chief financial officer at Olé Bank from 2019 to 2020, WebMotors from 2018 to 2019 and iZettle Brazil from 2013 to 2018. He has also served as a chief revenue officer and held other executive positions, such as financial planning and control manager at Banco Santander from 2007 to 2009 and planning and analysis manager at Itaú Bank from 1999 to 2007, as well as serving on senior committees at companies in and outside of Brazil. He is a certified 6 Sigma Black Belt. Mr. Sonoda holds a degree in business administration from Fundação Armando Alvares Penteado — FAAP and an MBA in finance from Instituto Brasileiro de Mercado de Capitais and is currently attending a C-level program at Fundação Getulio Vargas.

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Family Relationships

Mr. José Antônio Batista Costa is the grandson of Mr. José Batista Sobrinho and a nephew of Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista. See “Principal Shareholders.”

Committees

Audit Committee

The audit committee, which is expected to consist of Mario Mello Freire Neto, Gilberto Meirelles Xandó Baptista and          , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.          will serve as Chairman of the audit committee. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate.          is considered an “audit committee financial expert” as defined by the SEC.

Our board of directors has determined that Mario Mello Freire Neto and Gilberto Meirelles Xandó Baptista satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.

The audit committee will be governed by a charter that complies with Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other matters:

•        the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•        pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•        reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•        obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•        confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•        reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and our other critical accounting policies and practices;

•        reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

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The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, will meet at least four times per year.

Foreign Private Issuer Status

PicS will be considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow certain Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exemptions

As a result of the shareholders’ agreement that the existing shareholders of PicPay Brazil expect to enter into with respect to PicS prior to the completion of this offering (see “Principal Shareholders — Shareholders’ Agreement”), we also expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If we were to lose our foreign private issuer status but remain a controlled company, we may elect in the future to avail ourselves of the “controlled company” exemptions under Nasdaq corporate governance rules. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management will receive fixed and may receive variable compensation. They will also receive benefits in line with market practice. The fixed component of their compensation will be set on market terms and adjusted annually.

Long-Term Incentive Plan

In connection with the consummation of this offering, we intend to implement either a share option plan or a restricted share plan in which eligible participants will include members of our management and our employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to buy shares based on certain criteria that shall be determined and disclosed prior to the commencement of this offering. The final eligibility of any beneficiary to participate in the share option plan or restricted share plan will be determined by our board of directors.

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Directors’ and Officers’ Insurance

Prior to the completion of this offering, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

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Principal Shareholders

The following tables and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares: (1) immediately prior to the completion of this offering; (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•        each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•        immediately prior to the completion of this offering:          Class A common shares and          Class B common shares;

•        following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares:          Class A common shares and          Class B common shares; and

•        following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares:          Class A common shares and          Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o PicPay Brazil, Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

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Immediately Prior to this Offering

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
José Batista Sobrinho(2)
Banco Original(3)
J&F Participações(4)
Total
Executive Officers and Directors
José Antônio Batista Costa
Vincent Trius
Mario Mello Freire Neto
Camila Farani Lima Porreca
Gilberto Meirelles Xandó Baptista
Ricardo Sonoda
All directors and executive officers as a group ( persons)

____________

*        Represents beneficial ownership of less than 1% of the applicable class of shares.

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

(2)      Mr. José Batista Sobrinho is a Brazilian businessman and the founder of JBS S.A. He is the father of Mr. José Batista Jr., Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista and the grandfather of Mr. José Antônio Batista Costa, our Chief Executive Officer and member of our board of directors. The business address of Mr. José Batista Sobrinho is Av. Marginal Direita do Tietê, 500, São Paulo, SP, 05118-100, Brazil.

(3)      Banco Original S.A. is a Brazilian financial institution and a wholly-owned subsidiary of J&F Participações S.A. The address of Banco Original is Rua Porto União, 295, Brooklin Paulista, São Paulo, SP, 04568-020, Brazil.

(4)      J&F Participações S.A., is a Brazilian holding company. Mr. José Batista Sobrinho and Mr. José Batista Jr. directly and indirectly own 50.000004% of the common shares of J&F Participações. J&F Participações is controlled by Mr. José Batista Sobrinho and JBJ Agropecuária Ltda. pursuant to a shareholders’ agreement. Mr. José Batista Jr. owns 99.9% of the equity interests in JBJ Agropecuária Ltda. J&F Investimentos S.A. owns the remaining 49.999996% of the common shares and 100% of the preferred shares of J&F Participações. Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista, or the Batistas, jointly control and equally and indirectly own 100% of the equity interests in J&F Investimentos S.A. The address of J&F Participações is Rua General Furtado Nascimento, 66, São Paulo, SP, 0465-070, Brazil.

For additional information regarding J&F Investimentos and the Batistas, see “Risk Factors — Risks Relating to Our Business and Industry — Damage to our reputation and image can damage our business and prospects.”

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Immediately Following this Offering

Assuming no exercise of the underwriters’ option to purchase additional common shares:

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
José Batista Sobrinho
Banco Original
J&F Participações
Others
Total
Executive Officers and Directors
José Antônio Batista Costa
Vincent Trius
Mario Mello Freire Neto
Camila Farani Lima Porreca
Gilberto Meirelles Xandó Baptista
Ricardo Sonoda
All directors and executive officers as a group ( persons)

____________

*        Represents beneficial ownership of less than 1% of the applicable class of shares.

(1)     Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

Assuming the underwriters’ option to purchase additional common shares is exercised in full:

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
José Batista Sobrinho
Banco Original
J&F Participações
Others
Total
Executive Officers and Directors
José Antônio Batista Costa
Vincent Trius
Mario Mello Freire Neto
Camila Farani Lima Porreca
Gilberto Meirelles Xandó Baptista
Ricardo Sonoda
All directors and executive officers as a group ( persons)

____________

*        Represents beneficial ownership of less than 1% of the applicable class of shares.

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Each Class B common share is convertible into one Class A common share. However, our Class A common shares are not convertible into Class B common shares under any circumstances. For more information see “Description of Share Capital — Preemptive or Similar Rights” and “Description of Share Capital — Conversion.”

Shareholders’ Agreement

In connection with our Corporate Reorganization, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization will beneficially own 100% of our Class B common shares, which will represent approximately           % of the combined voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. In addition, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization are expected to enter into a shareholders’ agreement with respect to our company, pursuant to which they will agree on how to vote their shares Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

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Related Party Transactions

Set forth below are descriptions of our principal agreements with related parties. For more information about our related party transactions, see note 21 to our audited financial statements. Prior to the completion of this offering, we intend to develop and approve a new related party transactions policy.

Agreements with J&F Participações

Trademark Agreements

On May 2, 2019 (as amended on May, 30, 2019 and June, 7, 2019), PicPay Brazil entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, pursuant to which PicPay Brazil sold the trademark “PicPay” and certain other trademarks and domain names to J&F Participações for a purchase price of R$8.43 million that was paid in several installments. Pursuant to this trademark sale agreement, PicPay Brazil may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years upon mutual agreement of the parties. In exchange for its continued use of the trademarks and domain names during the term of the trademark sale agreement, PicPay Brazil agreed to pay J&F Participações S.A. royalties in an amount equal to 1% of its net revenues as from May 1, 2021.

On November 1, 2019 (as amended on May 15, 2020, August 31, 2020 and November 30, 2020), PicPay Brazil entered into a trademark management agreement (Acordo Operacional para Gestão da Marca PicPay) with J&F Participações, pursuant to which J&F Participações agreed to provide ongoing brand promotion and development services in connection with the “PicPay” trademark. In consideration for the services provided by J&F Participações pursuant to this trademark management agreement, PicPay Brazil agreed to pay to J&F Participações a fixed amount per each new user that registered for the PicPay app, as well as variable compensation based on PicPay Brazil’s semi-annual net revenue in excess of a specified amount. In 2020 and 2019, PicPay Brazil paid an aggregate of R$12.0 million and R$2.2 million, respectively, to J&F Participações pursuant to this trademark management agreement.

Financial Impacts

As owner of the “PicPay” trademark, J&F Participações incurred brand promotion and development expenses in 2019 and 2020. These amounts exceeded the variable fees paid by PicPay under the trademark management agreement. As these transactions were entered into between PicPay Brazil and one of its shareholders (a related party), we adjusted the amounts paid under the trademark management agreement to recognize the aggregate amounts that PicPay Brazil estimates that it would have paid pursuant to similar agreements in the market, recording the effects of this adjustment in our capital reserve account. We made this adjustment based upon the brand promotion and development expenses actually incurred by J&F Participações following its acquisition of the “PicPay” trademark. In 2020 and 2019, J&F Participações incurred an aggregate of brand promotion and development expenses for the “PicPay” trademark of R$622.5 million and R$193.3 million, respectively. We recognized the difference between these expenses incurred by J&F Participações and the fee paid by PicPay Brazil to J&F Participações as an expense in 2019 and 2020 that we settled through a corresponding capital increase in an equivalent amount. These amounts were recognized as selling expenses in our statement of profit and loss in an amount equal to R$501.3 million in 2020 (R$193.3 million in 2019) and cost of sales and services in an amount equal to R$121.2 million in 2020 (R$0 in 2019).

Prior to the conclusion of this offering, PicPay Brazil intends to enter into an agreement with J&F Participações pursuant to which it will reacquire the trademark “PicPay” and certain other trademarks and domain names from J&F Participações for aggregate consideration to be determined by the parties. At that time, PicPay Brazil and J&F Participações will terminate both the trademark sale agreement and the trademark management agreement. Accordingly, we will incur all future brand promotion and development expenses in connection with the “PicPay” trademark. However, since PicPay Brazil has already recorded these expenses in our statement of profit and loss as described above, our financial statements for the year ended December 31, 2021 should be comparable to our financial statements for the years ended December 31, 2020 and 2019 in this respect.

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Agreements Related to Installment Payments with FIDC PicPay I and Banco Original

One of the features we offer to our users is the ability to make payments in installments when they make purchases using credit cards registered in their PicPay accounts. FIDC PicPay I or Banco Original provide the funds necessary to advance the full payment amount to merchants when our users elect pay for purchases in installments. At that time, the receivables are transferred to FIDC PicPay I or Banco Original, as the case may be. FIDC Picpay I and Banco Original earn a fee (acquisition price) with respect to each such installment payment transaction, which is paid monthly by the user through their on-boarded credit card, and PicPay Brazil is remunerated on a monthly basis by Banco Original, based on the aggregate outstanding balance of transferred receivables to FIDC PicPay I and Banco Original, as the case may be, as of the end of each calendar month. The agreements governing our installment payments operations with FIDC PicPay I and Banco Original are further described below.

Agreements Related to FIDC PicPay I

On May 8, 2019, PicPay Brazil and FIDC PicPay I entered into a credit rights assignment agreement (Condições Gerais de Promessa de Cessão e Aquisição de Direitos Creditórios e Outras Avenças), pursuant to which the rights to receivables created under certain installment transactions carried out by customers on our platform are assigned to FIDC PicPay I. The acquisition price that FIDC PicPay I receives is variable and proportional to the number of installments paid by each user and cannot be less than 115% of the variation in the average CDI rates over such periods. Installment amounts due to FIDC PicPay I under this agreement flow through the credit card payment chain, from user to issuing bank to acquirer to PicPay Brazil to FIDC PicPay I. However, if a user fails to make a scheduled payment, the acquirer is responsible for transferring the necessary funds to PicPay Brazil, which in turn must transfer the funds to FIDC PicPay I.

On July 11, 2019 (as amended on November 26, 2019), PicPay Brazil entered into an operating agreement (Acordo Operacional) with Banco Original, pursuant to which Banco Original has agreed to pay to PicPay Brazil on a monthly basis an aggregate amount corresponding to 1.3% of the balance of receivables held by FIDC PicPay I, with such amount calculated based on outstanding balances on the last day of each calendar month.

Agreements Related to Banco Original

On July 30, 2020 (as amended on September 4, 2020), PicPay Brazil and Banco Original entered into a credit rights assignment agreement (Convênio de Cessão de Créditos sem Coobrigação e outras Avenças) pursuant to which the rights to receivables created under certain installment transactions carried out by customers on our platform are assigned to Banco Original. The acquisition price that Banco Original receives is variable and proportional to the number of installments paid by each user. The term of this agreement is for an indefinite period, and either party may terminate it by providing 30 days’ prior notice.

On September 3, 2020, PicPay Brazil and Banco Original entered into a Bank Preference Payment Agreement (Acordo de Pagamento de Prêmio pela Preferência Bancária), pursuant to which Banco Original, the sole quotaholder of FIDC PicPay I at the time of the agreement, has agreed to pay to PicPay Brazil on a monthly basis an aggregate amount corresponding to 1.3% of the balance of receivables held by Banco Original, with such amount calculated based on outstanding balances on the last day of each calendar month. The term of this agreement is for an indefinite period, and either party may terminate it by providing 30 days’ prior notice.

Financial Impacts

As these transactions were entered into between PicPay Brazil and counterparties under common control (related parties), we have adjusted our financial statements for the amounts recognized to reflect amounts that we estimate that PicPay Brazil would have received pursuant to similar agreements in the market. Accordingly, PicPay Brazil has recognized as financial income and financial expenses, respectively, the entirety of the fees (acquisition price) earned and expenses incurred by FIDC PicPay I and Banco Original in connection with installment payments transactions as is if PicPay Brazil had entered into these transactions with third parties. More specifically, the impacts of these adjustments on our statement of profit and loss are as follows:

•        The monthly remuneration paid to PicPay Brazil by Banco Original was reversed;

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•        For assignments of receivables to Banco Original, the amount received by PicPay Brazil from Banco Original was adjusted to reflect a market discount rate considering the credit quality of the receivables; and

•        For transfers of receivables to FIDC PicPay I, the expense of the related financing was adjusted to reflect an estimated market rate for similar financings (CDI + 2.08% per year).

These amounts were recognized in our statement of profit and loss as financial income in an amount equal to R$182.1 million in 2020 (R$34.6 million in 2019) and financial expenses in an amount equal to R$34.1 million in 2020 (R$19.5 million in 2019). The net aggregate impact for the years ended December 31, 2020 and 2019 was R$148.0 million and R$15.1 million, respectively, with a corresponding amount recognized in our capital reserve account.

Prior to the conclusion of this offering, Banco Original’s quotas in FIDC PicPay I will be converted into senior quotas, and FIDC PicPay I will conduct a capital increase, pursuant to which it will issue new subordinated quotas, all of which will be subscribed by PicPay Brazil. However, since PicPay Brazil has already recognized as financial income the entirety of the fees (acquisition price) earned by FIDC PicPay I, reversed the monthly remuneration it received from Banco Original and recognized a financial expense on market terms as described above, our financial statements for the year ended December 31, 2021 should be comparable to our financial statements for the years ended December 31, 2020 and 2019 in this respect.

At the time we subscribe for new subordinated quotas of FIDC PicPay I, our operating agreement with Banco Original relating to transactions with FIDC PicPay I will be terminated. In addition, we expect that once the existing receivables assigned to Banco Original are paid, all of the agreements governing our installment payments operations with Banco Original will also be terminated.

Agreements Related to the PicPay Card

Pursuant to the payment arrangement participation agreement and the payment card partnership agreement described below, Banco Original is required to pay to PicPay Brazil a percentage of the PicPay Card interchange fees earned by Banco Original. The revenues PicPay Brazil generated from these agreements with Banco Original in respect of the PicPay Card were recognized as financial income of R$1.0 million in 2020 in our statement of profit and loss.

Payment Arrangement Participation Agreement

On November 27, 2018 (as amended on August 13, 2020), PicPay Brazil and Banco Original entered into a payment arrangement participation agreement (Contrato de Participação em Arranjo de Pagamento), which permits users to make payments or transfers with a virtual credit card issued by Banco Original. The term of this agreement is for an indefinite period, and either party may terminate it: (1) by providing from six months’ notice to up to nine months’ prior notice depending on the number of years that this agreement had been in effect as of the date of termination; and (2) upon the breach of a provision of this agreement by the other party that continues for at least 30 days’ following notice.

Payment Card Partnership Agreement

On September 9, 2020, PicPay Brazil and Banco Original entered into a payment card partnership agreement (Contrato de Parceria para Emissão de Cartão de Pagamento), pursuant to which the parties agreed to develop, promote and offer a co-branded PicPay card to our users under a revenue-sharing scheme. This agreement has a term of 10 years and will be automatically renewed for an additional five years, unless either party objects not less than six months prior to the expiration of the original term. Either party may terminate the agreement at any time: (1) by providing 180 days’ prior notice to the other party; or (2) upon the breach of this agreement by the other party that continues for more than 30 days following notice.

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Other Agreements with Banco Original

Credit Rights Assignment Agreement

On July 30, 2020 (as amended on September 4, 2020), PicPay Brazil and Banco Original entered into a credit rights assignment agreement (Convênio de Cessão de Créditos sem Coobrigação e outras Avenças) pursuant to which PicPay Brazil agreed to assign to Banco Original certain credits rights that originate from single installment payments (pagamentos à vista) made by users on its platform. The term of this agreement is for an indefinite period, and either party may terminate it by providing 30 days’ prior notice. Under this agreement, Banco Original has no recourse to PicPay Brazil.

Application Programming Interface Agreement

On October 1, 2018 (as amended on October 1, 2020), PicPay Brazil and Banco Original entered into an Application Programming Interface agreement (Contrato de Uso de API de Pagamento) governing PicPay Brazil’s use of Banco Original’s application programming interface. This agreement grants PicPay Brazil a temporary and limited license to use, access and copy Banco Original’s application programming interface. The term of this agreement is for an indefinite period, and either party may terminate it by providing 90 days’ prior notice. In addition, Banco Original can suspend, modify, revoke or otherwise terminate this license and the corresponding right of access and technical specifications to its application programming interface services upon 30 days’ or 60 days’ prior notice to PicPay Brazil, with the notice period varying depending on what Banco Original has suspended, modified, revoked or terminated.

Pursuant to this agreement, Banco Original is required to pay to PicPay for the use of the API PAG for settlement of slips. We recognized revenues generated from this agreement with Banco Original and PicPay Brazil as net revenue from transaction activities and other services in the statement of profit and loss amounting to R$3.5 million in 2020 (and R$0.5 million in 2019).

Pursuant to this agreement, PicPay Brazil is required to pay Banco Original for the use of the API TED Envio and API Emissão de Boleto. PicPay Brazil incurred an expense from this agreement with Banco Original that we recognized in our statement of profit and loss as costs of sales and services (R$5.1 million in 2020).

Cooperation Agreement

On June 9, 2020, PicPay Brazil and Banco Original entered into a cooperation agreement (Termo de Cooperação) in order for PicPay Brazil and Banco Original to share customer data and increase the efficiency of the parties’ data intelligence allowing them to: (1) develop, improve and offer financial and/or payment products suitable for their customers; and (2) comply more efficiently with their respective legal and regulatory obligations, such as validating registration information, monitoring money laundering and financing of terrorism, among other obligations. This agreement specifies the rights and obligations for the shared use of personal data by the parties. Each party is responsible for their own expenses in connection with this agreement. The term of this agreement is for an indefinite period, and either party may terminate it by providing 30 days’ prior notice or upon the breach by the other party that continues for more than 10 days or the occurrence of certain specified events, such as the bankruptcy of either party.

This agreement does not provide for any remuneration between the parties.

Banking Correspondent Services Agreement

On September 11, 2018 (as amended on March 1, 2020 and October 1, 2020), PicPay Brazil and Banco Original entered into a Banking Correspondent Services Agreement (Contrato de Prestação de Serviços de Correspondente Bancário), pursuant to which PicPay Brazil provides certain services to Banco Original relating to receipts, payments and other activities in relation to its users and receiving and forwarding applications for personal loans to be provided by and credit cards to be issued by Banco Original. The term of this agreement is 24 months and may be terminated by either party by providing 30 days’ prior notice. The parties are currently negotiating the terms and conditions of the renewal of this agreement.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Pursuant to this agreement, Banco Original is required to pay to PicPay Brazil a fee per active credit card (R$0.2 million in 2020), as well as a percentage of the total amount of loans contracted by our users on our platform (R$0.4 million in 2020).

In addition, Banco Original is required to pay PicPay Brazil remuneration for the settlement of payment slips, which are made using the API PAG, as described above in the Application Programming Interface Agreement (Contrato de Uso de API de Pagamento), which were recognized as net revenue from transaction activities and other services in our statement of profit and loss in the aggregate amount of R$3.5 million in 2020 (and R$0.5 million in 2019).

Corporate Virtual Credit Card Issuance Agreement

On September 2, 2020, PicPay Brazil and Banco Original entered into a corporate credit card issuance agreement (Contrato de Emissão de Cartão de Crédito Virtual Corporativo), pursuant to which Banco Original agreed to issue virtual credit cards to PicPay Brazil’s users. The term of the contract is indefinite, and either party may terminate it by providing 30 days’ prior notice.

Pursuant to this agreement, Banco Original is required to pay a percentage of the interchange fee it earns from these credit cards to PicPay Brazil. PicPay Brazil generated revenue from this agreement with Banco Original that we recognized as net revenue from transaction activities and other services in our statement of profit and loss in the aggregate amount of R$2.3 million in 2020.

QR Code Service Agreement

On September 3, 2019, PicPay Brazil and Banco Original entered into a QR Code Service Agreement (Contrato de Prestação de Serviços Saque QR Code). Pursuant to the terms of this agreement, Banco Original agreed to provide certain services to PicPay Brazil in order to enable PicPay Brazil to give its users the ability to withdraw amounts from their PicPay accounts using a QR Code at ATMs in Brazil. The term of this agreement is for an indefinite period, and either party may terminate it: (1) by providing 90 days’ prior notice; and (2) upon the breach of a provision by the other party that continue for at least 10 days’ following notice to the breaching party.

Pursuant to this agreement, PicPay Brazil has agree to pay a fee to Banco Original based on the aggregate amount of ATM withdrawals made monthly by users from their PicPay accounts. We incurred an expense pursuant to this agreement between PicPay Brazil and Banco Original that was recorded in our statement of profit and loss as costs of sales and services in the aggregate amount of R$25.0 million in 2020 (R$0.4 million in 2019).

Revolving Credit Lines

On June 4, 2020, Banco Original provided to PicPay Brazil a 90-day revolving credit line in the amount of R$10 million. Amounts drawn down under this credit line incurred interest at 2% per month. This credit line is automatically renewed for equal periods and may be terminated by either party at any time. Although we may withdraw amounts from that line from time to time to cover daily operating needs, we are only required to pay interest under this facility if we do not repay any and all amounts outstanding at the end of each day.

On December 18, 2020, Banco Original provided to PicPay Brazil an additional 90-day revolving credit line in the amount of R$10 million. Amounts drawn down under this credit line incur interest at 2% per month. This credit line is automatically renewed for equal periods and may be terminated by either party at any time. Although we may withdraw amounts from that line from time to time to cover daily operating needs, we are only required to pay interest under this facility if we do not repay any and all amounts outstanding at the end of each day.

In 2020, we paid R$9 thousand in interest in connection with these credit lines.

Other Transactions

In the ordinary course of its business, PicPay Brazil makes financial investments in Bank Deposit Certificates (Certificados de Depósito Bancário) issued by Banco Original.

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Description of Share Capital

The following includes a summary of the material terms of our Articles of Association. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of PicS’s Articles of Association, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

General

PicS Ltd., the company whose Class A common shares are being offered in this prospectus, was incorporated on January 18, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act or the Companies Act generally.

Our affairs are governed principally by: (1) our Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

Share Capital

Our Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”

Our Articles of Association authorize the issuance of up to          Class A common shares and          Class B common shares of our authorized share capital. Immediately prior to the completion of this offering,          Class A common shares and          Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have          Class A common shares and          Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or          Class A common shares and          Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional common shares is exercised in full).

The remaining authorized but unissued shares are presently undesignated and may be issued by the board of directors of PicS as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

At the date of this prospectus, PicS has no shares in treasury.

Listing

We intend to apply to list our Class A common shares, on Nasdaq under the symbol “PICS.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

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Transfer Agent

We have appointed          as our agent in New York to maintain the shareholders’ register and to act as transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are held in book-entry form. The transfer agent, registrar and paying agent’s address is          , and its telephone number is          .

Issuance of Shares

Except as expressly provided in PicS’s Articles of Association, PicS’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, PicS shall not issue bearer shares.

PicS’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PicS. For more information see “— Preemptive or Similar Rights.”

PicS’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

PicS’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “— Preemptive or Similar Rights” and “— Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

PicS’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)     Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)    the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)   the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “— Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if PicS issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in PicS. This right to maintain a proportional ownership interest may be waived by the holders of a majority of the Class B common shares.

Change of Control

We will hold equity interest in PicPay Brazil, which is a regulated entity by the Brazilian Central Bank. If a proposed action would result in a change or modification of the control of PicPay Brazil, such proposed transfer, issuance, conversion or action must be submitted to the Brazilian Central Bank for prior approval in accordance with applicable regulations of the Brazilian Central Bank and such transfer, issuance, conversion or other action shall only be effected after such approval is duly obtained.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.

Our Class A common shares are not convertible into Class B common shares under any circumstances.

No class of PicS’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in PicS’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not PicS is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration

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as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which PicS is a party, or (2) any tender or exchange offer by PicS to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, PicS’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of PicS at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to PicS in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, PicS is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of PicS has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, PicS may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. PicS’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

PicS will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq rules and regulations

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and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to PicS’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If PicS is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between PicS and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between PicS and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between PicS and any person or persons to waive or limit the same, shall apply PicS’s property in satisfaction of its liabilities pari passu and subject thereto shall, subject to the rights attaching to any share, distribute the property pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Changes to Capital

Pursuant to the Articles of Association, PicS may from time to time by ordinary resolution:

•        increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•        consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•        convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

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•        subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

PicS’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, PicS may:

•        issue shares on terms that they are to be redeemed or are liable to be redeemed;

•        purchase its own shares (including any redeemable shares); and

•        make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of PicS may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on Nasdaq in book-entry form and may be transferred in accordance with PicS’s Articles of Association and Nasdaq’s rules and regulations.

However, PicS’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•        a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to PicS in respect thereof;

•        the instrument of transfer is lodged with PicS, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        the common shares transferred are free of any lien in favor of PicS; and

•        in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and our Articles of Association permit PicS to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of PicS, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, Nasdaq, or by any recognized stock exchange on which our securities are listed.

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Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by PicS. Subject to the Companies Act, PicS’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PicS. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of PicS’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Board of Directors

PicS is managed by its board of directors. Our Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of          to          directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. Our Articles of Association also provide that, while PicS’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. For more information about our board of directors, see “Management—Board of Directors.”

Our Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to our Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Management — Committees — Audit Committee”.

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director,

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(4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our Articles of Association provide PicS’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of our Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of our Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of Nasdaq, the board of directors may from time to time at its discretion exercise all powers of PicS, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

Our Articles of Association provide that the board of directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the board of directors may think fit. Unless otherwise specified in the terms of his or her appointment an officer may be removed by the board of directors.

For more information about our executive officers, see “Management — Executive Officers.”

Inspection of Books and Records

Holders of PicS shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent PicS’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, our Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, PicS must keep a register of shareholders that includes:

•        the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•        whether voting rights attach to the shares in issue;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

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Under Cayman Islands law, the register of shareholders of PicS is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

PicS is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of shareholders is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, PicS will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, PicS currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of PicS or management that shareholders may consider favorable. In particular, the capital structure of PicS concentrates ownership of voting rights in the hands of holders of our Class B common shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PicS to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A

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common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of PicS. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of PicS are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. In connection with our Corporate Reorganization, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization will own beneficially 100% of our Class B common shares. In addition, they are expect to enter into a shareholders’ agreement with respect to PicS. See “Principal Shareholders — Shareholders’ Agreement.” Pursuant to the rights that will be granted to Banco Original pursuant to the shareholders’ agreement, Banco Original will control more than 50% of our voting power immediately prior to and immediately following this offering. Accordingly, Banco Original will have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Banco Original has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of PicS, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PicS has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PicS.

Preferred Shares

PicS’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, PicS’s board of directors may only exercise the rights and powers granted to them under our Articles of Association, for what they believe in good faith to be in the best interests of PicS.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of PicS in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to PicS, general corporate claims against PicS by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against PicS, or derivative actions in PicS’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control PicS, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of PicS have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and

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method of those sales imposed by regulations promulgated by the SEC. We, our executive officers and directors who will hold shares upon completion of this offering and our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of          . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to PicS and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66⅔% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding and or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions, (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof, (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

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Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        PicS is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

•        If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business. Shareholders’ Suits

Maples and Calder, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting or proposing to act illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

•        A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in our Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of PicS to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

Borrowing Powers

PicS’s directors may exercise all the powers of PicS to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of PicS or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

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Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PicS or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PicS’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and

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diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, the shareholders of PicS are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PicS cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, PicS may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give our board of directors authority to petition the Cayman Islands Court to wind up PicS.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

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Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act, 2017 of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data

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on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

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Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including Class A shares issued upon the conversion of Class B common shares, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of        common shares outstanding. Of these shares, the        Class A common shares sold in this offering by will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below under “— Rule 144.”

The remaining        common shares, representing        % of our outstanding shares, will be held by the existing shareholders of PicPay Brazil. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result lock-up agreements described below, and of the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our executive officers and directors who will hold shares upon completion of this offering and our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of        . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

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Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that owns Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any state, local or non-U.S. tax law, alternative minimum tax consequences, the requirement for certain persons who file applicable financial statements to recognize income when associated revenue is reflected in such financial statements, Medicare contribution tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain banks or financial institutions;

•        regulated investment companies and real estate investment trusts;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

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•        insurance companies;

•        persons holding Class A common shares as part of a hedge, straddle, conversion, constructive sale, integrated transaction or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•        tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•        “controlled foreign corporations”;

•        certain U.S. expatriates; or

•        persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

•        persons owning Class A common shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares in their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

•        an individual citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our Class A common shares.

Except as discussed below under “— Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our Class A common shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our Class A common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our Class A common shares for more than one year as of the time such distribution is

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actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates.

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code with respect to dividends received from other U.S. corporations. To the extent our Class A common shares are listed on Nasdaq and are thereby considered to be readily tradable on an established securities market in the United States, we expect that dividends we pay will constitute “qualified dividends” eligible for reduced rates of taxation available to certain non-corporate U.S. Holders. A dividend will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend paid in reais or any other foreign currency will be the U.S. dollar value of such currency calculated by reference to the spot rate of exchange in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received as a dividend on our Class A common shares is not converted into U.S. dollars on the date of receipt.

Distributions of our Class A common shares, or rights to subscribe for our Class A common shares, which are received as part of a pro rata distribution to all of our shareholders, generally will not be subject to U.S. federal income tax.

Sale or Other Taxable Disposition of Class A Common Shares

Subject to the PFIC rules described below, gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our Class A common shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder has held the Class A common shares for more than one year. The amount of such gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares disposed of, in each case as determined in U.S. dollars. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For this purpose, passive income generally includes, among other things, interest, rents, dividends, royalties and certain gains, subject to various exceptions.

Based on the Company’s gross income, gross assets, and the nature of the Company’s business, it is possible that the Company was a PFIC for the taxable year ending December 31, 2020, and taking into account certain estimates of the aforementioned items, together with the expected use of the proceeds from the offering and the Company’s anticipated Market Capitalization for the taxable year ending December 31, 2021, it is possible that the Company may be classified as a PFIC for the taxable year ending December 31, 2021 and may be so classified in one more future taxable years. Further, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year, and because our PFIC status for each taxable year will depend on facts, including the composition of our income and assets, and the value of our assets from time to time (and the value of our assets, including goodwill, may be determined in part by reference to the market value of the Class A common shares, which will change over time), it is possible that we may be a PFIC in any given taxable year. We will not provide an annual determination of our PFIC status for any taxable year. If the Company is or becomes a PFIC,

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a U.S. Holder who owns our Class A common shares will generally be subject to adverse tax treatment, as discussed in more detail below. Accordingly, you are urged to consult your tax advisors regarding the risks associated with investing in a company that may be a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year during which you hold our Class A common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our Class A common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiary.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns our Class A common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the Class A common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. If we are a PFIC for any year during which a U.S. Holder owns Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are or become a PFIC, certain elections would result in alternative treatments, such as a mark-to-market election (discussed below) of the Class A common shares, or such as a ‘‘qualified electing fund’’ (“QEF”) election to include in income the U.S. Holder’s share of the corporation’s income on a current basis. A U.S. taxpayer may generally make a QEF election with respect to shares of a foreign corporation only if such taxpayer is furnished annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make QEF elections. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a QEF election with respect to any of our Class A common shares.

Alternatively, if we are a PFIC for any taxable year and if the Class A common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the Class A common shares (but not with respect to any Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which we intend to apply to list our Class A common shares, is a qualified exchange for this purpose.

Generally, under the mark-to-market election the U.S. Holder will recognize at the end of each taxable year (i) ordinary income in respect of any excess of the fair market value of the Class A common shares over their adjusted tax basis or (ii) ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we were a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. As to any elections with

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respect to our Class A common shares, including mark-to-market elections or QEF elections, U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available or advisable if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale, exchange or other taxable disposition (including redemption) of our Class A common shares that are made within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the Class A common shares.

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Underwriting

We and the underwriters named below have entered into an underwriting agreement dated        , 2021 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.        is the representative of the underwriters.

Underwriter	Number of Class A Common Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional        Class A common shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        Class A common shares from us.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$        . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$        .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors who will hold shares upon completion of this offering and our existing shareholders intend to enter into lock-up agreements that, subject to specified exceptions, restrict us and them to: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or publicly disclose the intention to undertake any of the foregoing; or (2) enter into any swap or other agreement that transfers, in whole or

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in part, any of the economic consequences of ownership of our common shares or any such other securities, (whether any such transaction described as described above is to be settled by delivery of our common shares or such other securities, in cash or otherwise), in each case without the prior written consent of        for a period of 180 days after the date of this prospectus, other than the Class A common shares to be sold in this offering.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on Nasdaq under the symbol “PICS.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A

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common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of the Class A common shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of the Class A common shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons in the United Kingdom (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to and is only directed at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Brazilian Federal Law No. 6,385, of December 7, 1976, as amended, (ii) CVM Rule No. 400, of December 29, 2003, as amended, or (iii) CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008, and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Brazilian Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004, and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Brazilian Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common

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shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by White & Case LLP, and for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain other matters of Brazil law will be passed upon for us by Pinheiro Neto Advogados and for the underwriters by Lefosse Advogados.

Experts

The financial statements of PicPay Serviços S.A. as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 have been included herein in reliance upon the report of KPMG Auditores Independentes, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Enforceability of Civil Liabilities

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Anti-Money Laundering

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (2020 Revision) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Brazil

Substantially all of our assets are located outside the United States, in Brazil. In addition, all of the members of our board of directors and our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 10 East 40th Street, 10th Floor, New York, NY, 10016, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Pinheiro Neto Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law n.13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•        complies with all formalities necessary for its enforcement;

•        is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•        is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Brazilian Federal Law No. 13,105/2015, as amended);

•        is final and, therefore, not subject to appeal (res judicata) in the United States;

•        creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•        is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•        is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•        is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

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Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

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Explanatory Note to the Financial Statements

PicS, the registrant in this offering, was incorporated on January 18, 2021, to become the holding entity of PicPay Serviços S.A. (which we refer to in this prospectus as “PicPay Brazil”) in connection with this offering. Until the contribution of the PicPay Brazil shares to it, prior to the consummation of this offering, PicS will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of PicS have been omitted from this prospectus. The financial statements presented in this prospectus are those of PicPay Brazil, which, upon the contribution of the PicPay Brazil shares to PicS prior to the consummation of this offering, will be PicS’s subsidiary.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

PicPay Serviços S.A.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of PicPay Serviços S.A. (the Company) as of December 31, 2020 and 2019, the related statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PicPay Serviços S.A. as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

February 10, 2021

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PicPay Serviços S.A.

Statement of Financial Position

As of December 31, 2020 and 2019

(In thousands of Reais)

	Note	2020	2019
Assets

Cash and cash equivalents	7	111,874	19,960
Financial assets		1,888,508	534,171
Financial assets measured at fair value through other comprehensive income		375,656	96,515
Financial investments	8	375,656	96,515
Financial assets measured at amortized cost		1,512,852	437,656
Financial investments	8	930,000	3,836
Trade receivables	9	443,583	422,516
Other receivables	10	139,269	11,304
Prepaid expenses	11	18,772	981
Recoverable taxes		5,693	1,189
Legal deposits		366	—
Investments		10	8
Property, plant and equipment	12	42,156	15,057
Right of use – leases	12	42,781	41,956
Intangible assets	13	70,733	14,001
TOTAL ASSETS		2,180,893	627,323

Liabilities

Financial liabilities measured at amortized cost		1,747,114	510,925
Third-party funds	14	1,288,776	102,312
Funding from related parties	15	385,573	392,684
Trade payables	16	72,765	15,929
Labor obligations	17	62,217	17,397
Taxes payable		12,013	3,793
Lease liability	18	48,593	44,192
Provision for legal and administrative claims	19	358	5
Total Liabilities		1,870,295	576,312

Equity		310,598	51,011
Share capital	20	841,246	252,758
Capital reserve	20	652,766	178,245
Fair value reserve		277	—
(-) Accumulated losses		(1,183,691)	(379,992)
TOTAL EQUITY AND LIABILITIES		2,180,893	627,323

The notes are an integral part of the financial statements.

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PicPay Serviços S.A.

Statement of Profit and Loss

Years ended December 31, 2020 and 2019

(In thousands of Reais)

	Note	2020	2019
Net revenue from transaction activities and other services	22.a	83,204	21,915
Financial income	22.b	306,354	63,666
Total revenue and income		389,558	85,581

Cost of sales and services	23	(290,543)	(32,497)
Selling expenses	23	(585,524)	(218,041)
Administrative expenses	23	(189,360)	(56,262)
Financial expenses	23	(70,547)	(42,618)
Other (expenses) income, net	23	(57,283)	(2,787)
Loss before income taxes		(803,699)	(266,624)
Loss for the year		(803,699)	(266,624)
Loss attributable to the Company’s shareholders		(803,699)	(266,624)
Loss per share – basic and diluted (R$)	20.d	(8,481)	(8,349)

The notes are an integral part of the financial statements.

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PicPay Serviços S.A.

Statement of Comprehensive Income

Years ended December 31, 2020 and 2019

(In thousands of Reais)

	2020	2019
Net loss for the year	(803,699)	(266,624)
Other comprehensive income (OCI)
- Items that can be subsequently reclassified to profit or loss
Net change in fair value of financial assets at fair value through other comprehensive income	277	—
Total comprehensive income	(803,422)	(266,624)
Comprehensive income attributable to the Company’s shareholders	(803,422)	(266,624)

The notes are an integral part of the financial statements.

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PicPay Serviços S.A.

Statement of Changes in Equity

Years ended December 31, 2020 and 2019

(In thousands of Reais)

	Note	Share capital	Advance for future capital increase	Capital reserve	Fair value reserve	Accumulated losses	Total
Balances as of December 31, 2018		5.760	123,728	—	—	(113,462)	16,026
Initial adoption IFRS 16	5	—	—	—	—	(78)	(78)
Balances as of January 1, 2019, as adjusted		5,760	123,728	—	—	(113,540)	15,948
Paid-in share capital	20	123,728	(123,728)	—	—	—	—
Capital increase	20	123,270	—	—	—	—	123,270
Adjustment from previous years	20	—	—	—	—	172	172
Capital reserve	20.c	—	—	178,245	—	—	178,245
Net loss for the year		—	—	—	—	(266,624)	(266,624)
Balances as of December 31, 2019		252,758	—	178,245	—	(379,992)	51,011

Balances as of January 1, 2020		252,758	—	178,245	—	(379,992)	51,011
Other comprehensive income for the year		—	—	—	277	—	277
Paid-in share capital		—	329,488	—	—	—	329,488
Capital increase	20	588,488	(329.488)	—	—	—	259,000
Capital reserve	20.c	—	—	474,521	—	—	474,521
Net loss for the year		—	—	—	—	(803,699)	(803,699)
Balances as of December 31, 2020		841,246	—	652,766	277	(1,183,691)	310,598

The notes are an integral part of the financial statements.

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PicPay Serviços S.A.

Statement of Cash Flows

Years ended December 31, 2020 and 2019

(In thousands of Reais)

	Note	2020	2019
Net loss for the year		(803,699)	(266,624)
Adjustments for
Related party transactions	20.c	474,521	178,245
Labor provisions		17,050	5,237
Depreciation/amortization	12/13	16,209	2,537
Provision for contingencies	19.a	510	3
Profit or loss from the sale of intangible assets		—	(8,423)
Chargeback provision	9	4,119	—
Loss on disposal of property, plant and equipment		791	1,232
Other adjustment		—	147

Variations in operating assets and liabilities
- financial investments		(1,205,028)	(99,841)
- trade receivables and other receivables		(130,532)	(392,482)
- prepaid expenses		(17,791)	(981)
- other assets		(4,870)	(1,130)
- third-party funds		1,194,836	85,464
- related party funding		(7,111)	392,684
- labor obligations and taxes payable		35,990	14,305
- change in trade payables and other obligations		61,257	9,684
- legal claims payment		(157)	—
Interest paid		(31,809)	(21,819)
Net cash used in operating activities		(395,714)	(101,762)

Cash flows from investing activities
Acquisition of investments		(2)	—
Acquisition of property, plant and equipment		(33,389)	(14,763)
Acquisition of intangible assets		(62,210)	(12,508)
Disposal of intangible assets		—	8,460
Net cash used in investing activities		(95,601)	(18,811)

Cash flows from financing activities
Share capital increase		588,488	123,270
Leases paid		(5,259)	(726)
Net cash generated from financing activities		583,229	122,544

Net increase in cash and cash equivalents		91,914	1,971

Cash and cash equivalents at the beginning of the year		19,960	17,989
Cash and cash equivalents at the end of the year		111,874	19,960

Net increase in cash and cash equivalents		91,914	1,971

The notes are an integral part of the financial statements.

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PicPay Serviços S.A.

Notes to the Financial Statements

1. Operating context

PicPay Serviços S.A. (“PicPay” or “Company”), is a privately held company, constituted on July 10, 2015, with its principal place of business in the city of São Paulo, State of São Paulo, Brazil, which provides financial, communication and consumer services.

The Company serves both individuals and corporations. As it relates to individuals, its target market are citizens located in Brazil, registered in the Individual Taxpayer Register (CPF), and owners of smartphones with iOS and Android operating systems, with special focus on those who do not have an account with financial institutions (“unbanked”). These services are primarily provided through the Company’s mobile phone application (“app”). Regarding corporates, although the Company initially focused on small commercial establishments and self-employed professionals, starting in 2019 the Company launched a strategy to target corporates with large retail networks across multiple sectors of the retail market, such as restaurants, gas stations, supermarkets and pharmacies, among others.

The Company acts as a payment arrangements institution, where the user has a pre or post-paid payment account with PicPay and PicPay enables them to make purchases and transfers between users and merchants.

In its payment arrangements, the Company acts as an electronic money issuer, creating and managing prepaid payment accounts for its users and post-paid transactions which are made using credit cards which are on-boarded into the app by its users. It enables commercial establishments to accept electronic payments, either in the role of a payment institution issuing electronic money, in the case of payments between PicPay accounts, or as an accrediting payment institution (sub-acquirer) in the case of post-paid payment arrangements. In order to expand the offer of financial products to its users, the Company entered into an agreement to act as a correspondent for Banco Original S.A. in Brazil, allowing PicPay to offer its users the ability to settle bank issued bank slips (“boletos”) as well as offer loans from Banco Original and co-branded credit cards issued by Banco Original (PicPay Card) to its customers.

PicPay also gives its clients access to digital goods in its app-based marketplace, such as in-game credits, cell phone recharges and transport tickets, among others.

In order to allow PicPay to offer its users the ability to make or accept certain payments in installments (e.g. payment of bank issued bank slips), the Company structured the PicPay I Fund for Investments in Non-Standard Credit Rights (“FIDC”), whose quotas are held by its controlling quotaholder, Banco Original. This FIDC acts by acquiring the series of monthly receivables schedules generated when an individual makes a payment in installments using an on-boarded credit card or when a self-employed individual or merchant offers their customers the opportunity to make their payments in installments through PicPay.

On July 6, 2019, the Company registered an authorization request with the Central Bank of Brazil (BACEN) to be recognized as a ‘Payment Institution’. After due diligence on the part of the regulator, the Company was authorized on September 30, 2020, and the authorization decision was published in the Diário Oficial on October 2, 2020.

2. Presentation of Accounting Statements

2.1 Basis of preparation

These financial statements of the Company were prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements for the year ended December 31, 2020, were approved by the Executive Board at the meeting held on February 10, 2021.

The Company’s strategy in 2019 and 2020 was based on growth in the user base, development of features and new products. To form this user base, the Company invested in the acquisition, activation, and retention of users. In

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PicPay Serviços S.A.

Notes to the Financial Statements

2. Presentation of Accounting Statements (cont.)

parallel with the increase in the user base, PicPay focused efforts on developing new products and features such as: P2P (person-to-person) payment, payment of bank slips, cellular phone top-up, store content, acquirer integration, co-branded PicPay Card, among others. All of these products required investment in marketing, technology and people, without a direct increase in revenue in the short and medium term. As a result, the Company has recurring losses and capital contributions.

The Company’s future strategy will continue to focus on acquiring users and developing new products and services, there is a pipeline of new products in all business segments for the coming years the Company’s expectation is that the existing user base, products and features will begin to generate results and that retained users do not need investment and generate more revenue, as they transact more often and in more products.

Until it reaches the maturity of its user base, and has a complete portfolio of products, the Company will continue to require contributions from its shareholders. The contribution needs are projected through periodic monitoring of the Company’s cash flow. Contributions need to be approved by the Board of Directors and by the regulatory body. The current shareholders have committed to support the in all actions required for continuing as a going concern, with the commitment to invest additional funds as considered necessary by management.

All balances shown in these financial statements have been rounded to thousands of Reais, unless otherwise stated.

The financial statements were prepared on a historical cost basis, except for financial instruments measured at fair value and the transactions detailed in note 3.15.

3. Significant accounting policies

3.1 Functional and presentation currency

The items included in financial statements are measured using the currency of the principal economic environment where the Company acts (the “functional currency”). The financial statements are presented in Reais (R$), which is the functional currency of the Company. There are no significant transactions carried out in foreign currency.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held in order to meet short-term cash commitments, and not for investment or for other purposes.

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers

Composed of the amount receivable from acquirers for payment transactions with credit cards and debit cards made by users on our payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled in 32 days. Payments on credit cards in installments generates a series of receivables due from the acquirer at monthly intervals for up to 12 months. These installments are generally either: (i) transferred to the FIDC via a pass-through arrangement under which the FIDC has recourse to PicPay; (ii) assigned to Banco Original without recourse; or (iii) advanced by the acquirers. When receivables are advanced or assigned without recourse they are derecognized. However, when they are transferred to the FIDC with recourse,

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PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

they are not derecognized as PicPay retains substantially all the risks and rewards of the receivables. The amounts resulting from installment transactions are presented at present value and are net of provisions for credit and fraud risk (chargeback).

Amounts receivable from service provision

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

3.4 Financial assets and liabilities

Financial assets

Financial assets are classified into the following categories: (i) at fair value through other comprehensive income (FVOCI); (ii) amortized cost; and (iii) measured at fair value through profit or loss (FVTPL). The classification is made based both on the Company’s business model, for the management of the financial asset, and on the characteristics of the contractual cash flows of the financial asset.

Financial assets at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets the “principal and interest only” criteria, that is, cash flows that exclusively constitute principal and interest payments, and that is maintained in a model businesses whose objective is achieved both by obtaining contractual cash flows and by selling the financial asset.

Upon initial recognition, the entity may make an irrevocable choice to present, in other comprehensive income, subsequent changes in the fair value of investment in an equity instrument.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss, fair value gains and losses are recognized in Other Comprehensive Income. Upon derecognition, accumulated gains and losses in Other Comprehensive Income are reclassified to profit or loss.

Amortized cost

They are instruments maintained within the business model whose objective is to maintain financial assets in order to receive contractual cash flows and in contractual terms give rise to cash flows that constitute, solely payments of principal and interest on the principal amount outstanding (“SPPI” criterion). The amortized cost is reduced by impairment losses. Interest revenue, exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss when the assets do not meet the classification criteria of the other categories. Additionally, the Company may, upon initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if, in doing so, it can eliminate or significantly reduce a measurement or recognition inconsistency.

Derecognition

A financial asset is derecognised when:

•        The contractual rights to receive cash flows from the asset have expired; or

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PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

•        The Company transferred its contractual rights to receive cash flows from the asset or assumed a contractual obligation to pay the received cash flows, without material delays, to a third party; and, either the Company transferred substantially all the risks and benefits of the asset, or the Company did not transfer nor retained substantially all the risks and benefits of the asset, but transferred control of the asset.

When the Company transfers its contractual rights to receive cash flows from an asset, it assesses whether, and to what extent, it retained the risks and benefits of ownership. When it has not transferred or retained substantially all the risks and benefits of the asset, nor has it transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continued involvement.

In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company maintained.

Expected credit loss

The Company’s credit risk arises from exposures to other financial institutions or acquirers, including cash operations, cash equivalents, investments, financial assets and deposits. As a prepaid payment institution, the Company does not carry out credit operations for its users. To calculate the expected credit loss, we use the following parameters: PD (Probability of Default) — probability of default of the credit obligation, LGD (Loss Given Default) — amount lost due to default and EAD (Exposure at Default) — amount exposed at the time of default.

Financial liabilities

Financial liabilities are measured at amortized cost.

Amortized cost

Financial liabilities at amortized cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expenses recognized using the effective interest rate.

A financial liability is derecognized when it is settled, canceled or expired. When an existing financial liability is replaced by another from the same creditor on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or change is treated as the derecognition of the original liability and the recognition of a new liability.

3.5 Other assets

Measured at cost of acquisition or investment plus, when applicable, indexation calculated on a pro rata die basis up to the reporting date.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

The useful lives of fixed assets are estimated as follows:

•        Machinery and equipment — 10 years

•        Right of use — leases — 5 to 10 years

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PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

•        Computers and equipment — 5 years

•        Furniture and fixtures — 10 years

•        Improvements — 5 to 12 years

•        Facilities — 10 years

Items of property, plant and equipment are written off after the disposal or when there are no future economic benefits arisen from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

3.7 Intangible Assets

Intangible assets refers to software licenses and software developed internally, have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization term of all significant intangible assets is 5 years, being amortized at the rate of 20% per year.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Company has sufficient intent and resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Leases

For lease agreements with a term of more than one year, the Company recognizes: (i) a lease liability that corresponds to the sum of the consideration of the agreement at present value and (ii) a right-of-use asset. The values of the lease liability and the right-of-use asset are remeasured when changes and/or adjustments in the agreements occur, and the right-of-use asset is evaluated, at least annually (and/or when there is evidence) for impairment.

Lease agreements are recognized based on the following premises:

Lease liabilities

Initially measured at the present value of lease payments that were not paid on the start date, discounted using the Company’s incremental financing rate.

Lease term

The Company recognizes the lease agreements in accordance with the respective contractual terms, including optional renewals when this renewal is reasonably certain.

Incremental borrowing interest rate

To calculate the present value of the payments, the Company determines the interest rate that would be paid to finance the acquisition of the leased assets, based on the rates practiced in the most recent fundraising at the time of recognition of the lease. The incremental rate used was 8.23% per year for 5-year agreements and 8.94% per year for 10-year agreements.

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PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

Interest expense

Interest expenses are recognized as a financial expense and allocated to each period during the term of the agreement.

Depreciation of right-of-use assets

The useful life of the right-of-use assets is defined as the total term of the agreement, considering, if applicable, any reasonably certain renewals, with its depreciation being recognized in a straight line over the period of its useful life.

3.9 Third party funds

They refer to the balance of the users’ pre-paid accounts which can be redeemed at any time by the user. Such amounts are measured at the redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.10 Funding from related parties

The amounts refer to installment receivables which have been transferred to the FIDC under a pass-through arrangement. As the installment receivables are not derecognized, a financial liability is recognized for the consideration received at the date of transfer.

3.11 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable.

The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.12 Provisions for legal and administrative claims

The recognition, measurement and disclosure of provisions are as follows:

•        Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

•        Contingent liabilities — They are only disclosed in the financial statements because they are possible obligations, since there are still uncertainties as to whether the Company has an obligation that could lead to an outflow of resources that incorporate economic benefits;

•        Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

•        Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

3.13 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15% rate, plus an additional 10% rate on taxable income exceeding R$ 240/year for Corporate Income Tax, and 9% on taxable income for Social Security Contribution. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contribution and are recognized in the statement of profit or loss, unless they are related to business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period.

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which it can be realized, based on technical studies prepared by the Company.

3.14 Revenue recognition

Revenue from service provision

The Company earns revenue from services and commissions through various types of services it provides to its customers. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company’s activities.

The Company’s financial and payment products are consolidated into the following groups:

•        Person-to-Person (“P2P”):    product intended for use between registered users (individuals), for non-commercial purposes, which allows the instant receipt of payments, made via the payer’s on-boarded credit card or pre-paid account balance, to the receiver’s PicPay account. When payment is made by credit card, PicPay act as a sub-acquirer.

•        Professional (“PRO”):    product intended for registered users, self-employed individuals and individual microentrepreneurs (“MEI”), for commercial purposes (sale of products/services), which enables instant receipt of payments made using the balance or on-boarded credit card of other registered users. When payment is made by credit card, PicPay act as a sub-acquirer.

•        Person-to-Business (“P2B”):    product intended for corporates for commercial purposes. In this product when payment is made using an on-boarded credit card, PicPay act as a sub-acquirer. The following modalities are considered in this product:

•        Business (“BIZ”):    Intended for physical stores;

•        Electronic Funds Transfer (“EFT”):    Intended for large networks;

•        E-commerce:    Intended for online sales stores;

•        Signatures:    Intended for recurring sales products (i.e. subscriptions).

•        Cash withdrawal:    enables users to withdraw money from ATMs. We currently offer one free withdrawal per month and charge a fee for each subsequent withdrawal.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

•        PicPay Store:    Marketplace service on PicPay where third party products sold include cell phone top-ups, transport credits, credits on digital platforms, games, and other digital goods;

•        Bill Payment:    product intended for settlement of bills and other charges usually paid via bank issued bank slips;

•        Person-to-machine (“P2M”):    product in which individual users are able to make payments to merchants not accredited by PicPay, but by other acquirors with whom PicPay has an agreement with for this type of transaction, by scanning a QR-Code on the credit card machines;

•        Loans:    through our platform, users may obtain loans from Banco Original subject to the repayment of the principal amount plus interest. As a bank correspondent, we receive commissions through the origination of loans in our platform. In the event of a default on the loan, we are not required to return the commission;

•        PicPay Card:    product intended for individuals, for use in debit and credit card machines from other acquirors. In this product there are two modalities:

•        PicPay Debit Card:    accepted in the network of Mastercard accredited establishments;

•        PicPay Credit Card:    provided through the Company’s banking correspondent agreement with Banco Original.

The revenues from these products are represented substantially by:

Revenue from payment transaction activities and other services — fee income charged for the intermediation of electronic payments which are recognized on the transaction date. The related transaction costs are recognized on the transaction date. The products that have this type of revenue are: P2P, PRO, P2B (BIZ, EFT, Signatures, and E-commerce), Cash withdrawal and Bill Payment.

Commissions — banking correspondent and marketplace: revenues from agreements signed between the Company and Banco Original and on transactions carried out in the app’s store (marketplace partners). These revenues are recognized on the transaction date and the products that have this type of compensation are: Store (cell phone top-ups and digital goods), P2M, Loans and PicPay Card (Debit and Credit).

Financial revenue and expenses

The Company’s financial income comprises interest income. Interest income is recognized by the effective interest rate method on the principal amount. The effective interest rate is the rate that discounts estimated future cash receipts during the estimated useful life of the financial asset to the initial measurement amount of that asset.

Financial expenses comprise interest on liabilities related to transfer of assets not derecognized, losses on assignment of assets that are derecognized and remuneration on the balances held by users in their payment accounts. It also includes bank fees and interest on late payments, when applicable.

3.15 Transactions with shareholders

3.15.1. PicPay Brand

On May 2, 2019 (as amended on May, 30, 2019 and June, 7, 2019), PicPay Brazil entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, pursuant to which PicPay Brazil sold the trademark “PicPay” and certain other trademarks and domain names to J&F Participações. Pursuant to this trademark sale agreement, PicPay Brazil may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

upon mutual agreement of the parties. In exchange for its continued use of the trademarks and domain names during the term of the trademark sale agreement, PicPay Brazil agreed to pay J&F Participações S.A. royalties in an amount equal to 1% of its net revenues as from May 1, 2021.

On November 1, 2019 (as amended on May 15, 2020, August 31, 2020 and November 30, 2020), PicPay Brazil entered into a trademark management agreement (Acordo Operacional para Gestão da Marca PicPay) with J&F Participações, pursuant to which J&F Participações agreed to provide ongoing brand promotion and development services in connection with the “PicPay” trademark. In consideration for the services provided by J&F Participações pursuant to this trademark management agreement, PicPay Brazil agreed to pay to J&F Participações a fixed amount per each new user that registered for the PicPay app, as well as variable compensation based on PicPay Brazil’s semi-annual net revenue in excess of a specified amount.

As owner of the “PicPay” trademark, J&F Participações incurred brand promotion and development expenses in 2019 and 2020. These amounts exceeded the fees paid by PicPay under the trademark management agreement. As these transactions were entered into between PicPay Brazil and one of its shareholders (a related party), we adjusted the amounts paid under the trademark management agreement to recognize the aggregate amounts that PicPay Brazil estimates that it would have paid pursuant to a similar agreement with unrelated third parties in the market, recording the effects of this adjustment in our capital reserve account. We made this adjustment based upon the brand promotion and development expenses actually incurred by J&F Participações following its acquisition of the “PicPay” trademark. In 2020 and 2019, J&F Participações incurred an aggregate of brand promotion and development expenses for the “PicPay” trademark of R$ 622,531 and R$193,348, respectively. We recognized the difference between these expenses incurred by J&F Participações and the fee paid by PicPay Brazil to J&F Participações as an expense in 2019 and 2020 with a corresponding capital increase in an equivalent amount. These amounts were recognized as selling expenses in our statement of profit and loss in an amount equal to R$ 501.347 in 2020 (R$ 193,348 in 2019) and cost of sales and services in an amount equal to R$ 121,184 in 2020 (R$ 0 in 2019).

3.15.2. Credits rights transferred to FIDC and to Banco Original S.A.

Among the various products and features offered by the Company to its users, the payment in installments using the products Bill Pay and P2P have a high level of adherence and acceptance by users.

Credit rights arising from payments made in installments, that include amounts paid by acquirors to us acting as sub-acquiror, are transferred to the FIDC, via a pass-through arrangement with recourse, or to Banco Original S.A, via assignment without recourse.

Under its current contracts, the Company transfers the receivables at face value, without generating a gain or a loss on transfer, and is remunerated on a monthly basis by Banco Original, its controlling shareholders and also the holder of 100% of the quotes of the FIDC, based on the balance of receivables transferred to the FIDC and Banco Original S/A. Due to the fact that these transactions were carried out between the Company and counterparties under common control (related parties), the Company has adjusted the amounts recognized to reflect amounts it estimates it would have received under similar agreements with unrelated parties:

•        The monthly remuneration paid by Banco Original S.A. was reverted;

•        For assignments to Banco Original S.A., the amount received on assignment was adjusted to reflect a market rate of discount taking into account the credit quality of the receivables;

•        For transfers to the FIDC, the expense on the related financing was adjusted to reflect an estimated market rate for similar financing (CDI + 2.08% per year).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

3. Significant accounting policies (cont.)

These amounts were recognized in the statement of profit and loss as Financial income R$ 182,140 (R$ 34,605, in 2019) and Financial expenses R$ 34,130 (R$ 19,502, in 2019). The net impact for the years ended December 31, 2020 and 2019 was R$ 148,010 and R$ 15,103, respectively, with a corresponding amount recognized in the capital reserve account.

4. Operating segments

Operating segments are determined based on information reviewed by the Board of Directors, which is responsible for allocating resources and assessing business performance.

In 2019 and 2020 the Board of Directors analyzed results and made strategic decisions based on an unsegmented measure of profit or loss. Therefore the Company operates as a single reportable segment, which is payment transaction services.

There are no assets or revenues outside of Brazil.

5. Adoption of new and revised IFRSs

5.1 New standards and amendments effective for annual periods beginning on January 1, 2020

The following amended standards and interpretations did not have a significant impact on Company’s financial statements:

•        Changes in the references to the Conceptual Framework;

•        Business Definition (Amendments to IFRS 3);

•        Definition of Materiality (Amendments to IAS 1 and IAS 8);

•        Benefits related to COVID-19 granted to lessees under lease agreements.

5.2 New standards and amendments effective in annual periods beginning on January 1, 2019

On January 1, 2019, the Company initially adopted IFRS 16.

IFRS 16 — Leases

The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases with applicability for annual periods beginning on or after January 1, 2019. IFRS 16 introduced a single model of accounting for leases in the statement of financial position for lessees, with right-of-use assets being recognized that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments.

The Company opted to apply the retrospective approach as a transition method as of January 1, 2019, with effects already recorded in equity in the amount of R$ 78 and contemplate the approach of the standard in effect at the base date. The use of this approach substantially impacted property rental agreements. The details and changes in these balances are shown in notes 11 — Fixed assets and 17 — Leases, and summarized in the table below:

	Assets	Liabilities
Initial Adoption IFRS 16 on 01/01/2019	3,159	3,235
Addition of lease agreements	40,450	40,450
Payment of principal/lease	—	(477)
Interest appropriation – Financial expenses	—	984
Accumulated depreciation	(1,653)	—
Balance as of December 31, 2019	41,956	44,192

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

5. Adoption of new and revised IFRSs (cont.)

5.3 New standards and amendments effective for annual periods beginning after January 1, 2020, and that are available for early adoption

There are a series of new standards/amendments to standards effective for annual periods beginning after January 1, 2020 that have not been early adopted. The Company does not expect significant impact on its financial statements from its adoption.

6. Critical accounting judgments and key estimates and assumptions

In applying the Company’s accounting policies, management must exercise judgment and make estimates on carrying amounts of assets and liabilities for which is not easily obtained from other sources. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects arising from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The following are the principal judgments and estimates made by Management during the process of applying the Company’s accounting policies and which significantly affect the amounts recognized in the financial statements.

(i)     Useful life of plant, property and equipment and intangible assets:

The Company reviews the estimated useful life of plant, property and equipment and intangible assets annually and the rates currently used are considered representative of their useful lives.

(ii)    Provision for fraud risk (chargeback):

To determine the need for a provision for fraud risk (chargeback), the Company evaluates the transactions for which cancellations were requested and estimates the provision based on the history of loss.

(iii)   Fair value of transactions with related parties

The Company had to estimate the market rates for transfers of credit rights to the FIDC and Banco Original and expenses for the promotion of the PicPay brand. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

(iv)   Impacts of COVID-19 on the Financial Statements

On January 31, 2020, the World Health Organization (WHO) announced that the coronavirus (COVID-19) was a global health emergency. On March 11, the same organization raised the pandemic outbreak rating due to its global reach. This outbreak triggered significant decisions by governments and private sector entities, which added to its potential impact, increased the degree of uncertainty for economic agents and generated relevant impacts on the amounts recognized in the financial statements.

Considering the current situation regarding the spread of the outbreak, Management constantly assesses the impact of the outbreak on the Company’s operations and equity and financial position, with the aim of implementing appropriate measures to mitigate the impacts of the outbreak on operations and financial statements.

During the pandemic, the digital wallet has proved to be an important aid tool for citizens who are in social isolation, especially for the most sensitive communities. PicPay created a Donation Center to connect people with causes linked to COVID-19. Users can make donations to different entities that today are raising funds to fight the crisis and support people. In addition, PicPay, through integration with municipal governments, has become a facilitating means for emergency aid benefits to reach citizens efficiently, quickly and safely, which has considerably increased the balances in the portfolio and transacted, their respective ballasts and the number of active users.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

6. Critical accounting judgments and key estimates and assumptions (cont.)

No significant impacts were observed as a result of the pandemic on financial assets, intangible assets, fixed assets and provisions and/or contingent liabilities. However, by allowing beneficiaries of government benefits to transfer their money to PicPay without charging any cost, which totaled an expense of R$ 105,516.

7. Cash and cash equivalents

	2020	2019
Cash and Banks	111,558	12,358
Automatic investments – current account	316	7,602
Cash and cash equivalents	111,874	19,960

Values that are automatically transferred by the bank to an “investment” account are considered as automatic investments where the balance plus income will return to the original checking account on a daily basis.

8. Financial Investments

As of December 31, 2020
	From 1 to 3 months	From 3 to 12 months	Over 12 months	Cost value	Adjustment to market value	Market value
Financial investments with resale agreement – Amortized cost
Reverse repurchase agreements (National Treasury Bills)(1)	930,000	—	—	930,000	—	930,000

Securities measured at fair value through other comprehensive income
Government bonds (Financial Treasury Bills)	181,287	167,124	26,833	375,244	277	375,521
Other investments	—	—	135	135	—	135
Total	1,111,287	167,124	26,968	1,305,379	277	1,305,656

____________

(1)      Collateralized by government bonds — National Treasury Bills.

As of December 31, 2019
	From 1 to 3 months	From 3 to 12 months	Over 12 months	Cost value	Adjustment to market value	Market value
Financial investments with resale agreement – Amortized cost
Banco Bradesco S.A. – Debentures	3,836	—	—	3,836	—	3,836

Securities measured at fair value through other comprehensive income
Banco Original S.A – CDB	94,150	—	2,232	96,382	—	96,382
Other investments	1	—	132	133	—	133
Total	97,987	—	2,364	100,351	—	100,351

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

9. Trade receivables

	2020	2019
Financial transactions processed by acquirers	404,681	418,541
Services provided to related parties(1)	35,575	2,138
Other trade receivables	3.327	1.837
Total(2)	443,583	422,516

____________

(1)      It primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

(2)      Amount net of provisions for credit and fraud risk (chargeback) in the amounts of R$ 126 and R$ 4,119, respectively, on December 31, 2020 (there was no provision on December 31, 2019). (note 25).

There are no past due receivables at December 31, 2020 (R$0 at December 31, 2019). Contractual maturities of trade receivables are:

	2020	2019
Maturity up to 30 days	132,807	145,471
From 31 to 60 days	246,501	85,815
From 61 to 90 days	1,397	57,857
From 91 to 180 days	22,008	85,456
From 181 to 365 days	40,870	47,917
Total	443,583	422,516

10. Other receivables

	2020	2019
Receivables – related parties(1)	136,840	6,492
Advance to suppliers	2,429	4,812
Total	139,269	11,304

____________

(1)      Refers to amounts receivable from J&F Participações for marketing expenses paid by PicPay under the reimbursement agreement related to PicPay brand.

11. Prepaid expenses

The total recognized in 2020 as prepaid expenses was R$ 18,772 (R$ 981 in 2019) which mainly relates to software licenses for user relationship and data analysis software.

12. Property, plant and equipment

The Company has no commitment to purchase property, plant and equipment. The changes for the year are shown below:

	2020			2019
	Cost Value	Accumulated Depreciation	Total	Cost Value	Accumulated Depreciation	Total
Right of use – leases(1)	49,349	(6,568)	42,781	43,663	(1,707)	41,956
Machinery and equipment	2,321	(203)	2,118	361	(20)	341
Computers and equipment	26,773	(4,520)	22,253	7,905	(875)	7,030
Furniture and utensils	3,237	(373)	2,864	781	(119)	662
Improvements	16,991	(2,148)	14,843	7,534	(597)	6,937
Facilities	89	(11)	78	89	(2)	87
Total	98,760	(13,823)	84,937	60,333	(3,320)	57,013

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

12. Property, plant and equipment (cont.)

As of December 31, 2020
	01/01/2020	Additions	Write-offs	Depreciation for the year	12/31/2020
Right of use – leases(1)	41,956	6.057	(371)	(4,861)	42,781
Machinery and equipment	341	1,960	—	(183)	2,118
Computers and equipment	7,030	18,951	(83)	(3,645)	22,253
Furniture and utensils	662	2,455	—	(253)	2,864
Improvements	6,937	10,023	(337)	(1,780)	14,843
Facilities	87	—	—	(9)	78
Total	57,013	39,446	(791)	(10,731)	84,937
As of December 31, 2019
	01/01/2019	Additions	Write-offs	Depreciation for the year	Initial Adoption IFRS 16	12/31/2019
Right of use – leases(1)	—	—	—	(1,653)	43,609	41,956
Machinery and equipment	923	483	(1,046)	(19)	—	341
Computers and equipment	735	6,478	(63)	(120)	—	7,030
Furniture and utensils	141	624	(42)	(61)	—	662
Improvements	458	7,068	(41)	(548)	—	6,937
Facilities	—	89	—	(2)	—	87
Telephone	19	21	(40)	—	—	—
Total	2,276	14,763	(1,232)	(2,403)	43,609	57,013

____________

(1)      The Company’s lease agreements are detailed in note 18.

13. Intangible assets

	2020			2019
	Cost Value	Accumulated Amortization	Total	Cost Value	Accumulated Amortization	Total
Software licenses	10,991	(1,105)	9,886	4,742	(314)	4,428
Internally developed software(1)	65,534	(4,687)	60,847	9,573	—	9,573
Total	76,525	(5,792)	70,733	14,315	(314)	14,001
As of December 31, 2020
	01/01/2020	Additions	Write-offs	Amortization	12/31/2020
Software licenses	4,428	6,249	—	(791)	9,886
Internally developed software(1)	9,573	55,961	—	(4,687)	60,847
Total	14,001	62,210	—	(5,478)	70,733
As of December 31, 2019
	01/01/2019	Additions	Write-offs	Amortization	12/31/2019
Trademarks and patents	37	—	(37)	—	—
Software licenses	1,627	2,935	—	(134)	4,428
Internally developed software(1)	—	9,573	—	—	9,573
Total	1,664	12,508	(37)	(134)	14,001

____________

(1)      The useful life of the internally developed software is defined for 5 years and the amortization is recognized as “cost of sales and services”.

There are no contractual commitments for the acquisition or development of intangibles.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

14. Third-party funds

	2020	2019
User balance – Payment accounts (Individuals)(1)(2)	1,171,329	82,890
Balance of commercial establishments – corporates(3)	105,930	11,728
Bank slips to be processed(4)	11,517	7,694
Total	1,288,776	102,312

____________

(1)      Refers to the balance of the payment account held by users backed by financial investments and amounts referring to withdrawals pending processing at the recipient’s bank.

(2)      Includes balance of related parties in the amount of R$ 285 (R$ 28, as of December 31, 2019).

(3)      Refers to balances payable to commercial establishments related to the processing of sales via the PicPay arrangement.

(4)      Bank slips paid with the PicPay application outside the bank clearing period.

15. Funding from related parties

Refers to the balance payable to the PicPay I Non-Standardized Credit Rights Investment Fund (“FIDC”) following the transfer of credit rights through a pass-through arrangement with the retention of substantially all the risks and rewards. As of December 31, 2020, the balance of this transaction, recorded at present value, represents the amount of R$ 385,573 (R$ 392,684 as of December 31, 2019).

16. Trade payables

	2020	2019
Operational suppliers	16,163	2,755
Service providers and consumables	24,471	5,841
Trade payables – related parties (note 21)	22,172	1,594
Other suppliers	9,959	5,739
Total	72,765	15,929

17. Labor obligations

	2020	2019
Personnel expenses payable	52,315	14,192
Social security charges payable	9,902	3,205
Total	62,217	17,397

18. Leases

From January 1, 2019, the Company has applied IFRS 16 — Leases, recording a liability arising from the installments to be paid in real estate rental agreements. The table below shows the lease balances payable by maturity. The incremental rate used was 8.23% for 5-year agreements and 8.94% for 10-year agreements.

Year of maturity	2020	2019
2020	—	1,314
2021	4,157	3,420
2022	4,900	4,279
2023	5,423	4,766
2024	5,817	4,274
2025	5,222	-
Over 5 years	23,074	26,139
Lease liabilities	48,593	44,192

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

18. Leases (cont.)

Additionally, the amount of R$ 3,950 (R$ 117 in 2019) was recorded in financial expenses related to interest on the lease and R$ 4,860 (R$ 1.653 in 2019) was registered in administrative expenses related to depreciation of the right of use asset (note 12). Total cash payments of R$ 5,259 (R$ 726 in 2019) were made under the lease contracts.

19. Provision for legal and administrative claims

a) Civil claims

On December 31, 2020, the Company recorded a provision of R$ 358 (R$ 5 on December 31, 2019) for civil claims, the vast majority of which are brought by PicPay users claiming compensation for moral and/or material damages. The amount considered as possible loss risk, where no provision is recognized, totals R$ 3,667 (R$ 20 on December 31, 2019). The Company estimates that the expected disbursement schedule is 18 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

Changes in civil claim provision

	2020	2019
Opening balance	5	2
Constitution	692	53
Reversal	(182)	(50)
Payment	(157)	—
Closing balance	358	5

b) Labor claims

On December 31, 2020, the Company was party to 3 labor claims (none as of December 31, 2019), involving the possible loss amount of R$ 10, with no provision recognized. There are no processes with a probable prognosis.

c) Tax claims

On December 31, 2020 and December 31, 2019, the Company did not have tax claims classified as a possible or probable risk of loss.

20. Equity

Share capital

The subscribed and paid-in share capital is R$ 841,246 (R$ 252,758, on December 31, 2019) and is represented by 440,062 shares (45,276 shares, on December 31, 2019), of which 220,031 are common shares (22,638 common shares, on December 31, 2019) and 220,031 preferred shares (22,638 preferred shares, on December 31, 2019) without voting rights and with priority in the distribution of dividends, all nominative and without par value.

Shareholders are guaranteed a minimum mandatory dividend of a portion of not less than 2% of profit, after legal deductions. Based on the losses for the years, there was no dividend distribution in 2020 and 2019.

In a Special Meeting (AGE) held on April 9, 2019, an increase of capital in the amount of R$ 134,978, R$123,728 of which had been received in 2018 as an advance for future capital increase, was approved with the issuance of 6,921 common shares and 6,921 preferred shares, all nominative and without par value to J&F Participações S.A..

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

20. Equity (cont.)

In the AGE held on July 1, 2019, capital of R $ 14,000 was paid in by J&F Participações S.A., of which 718 are common shares and 718 are preferred shares, all nominative and without par value.

In the AGE held on December 16, 2019, capital of R$ 98,020 was paid in, of which R$ 22,510 by Banco Original S.A. and R$ 75,510 by J&F Investimentos S.A., of which 4,999 common shares and 4,999 preferred shares, all nominative and without par value.

From January to July 2020, the Company received contributions for a future capital increase in the amount of R$329,488. At the AGE held on July 9, 2020, through the issue and subscription of 99,524 shares, of which 49,762 are common shares, and 49,762 are preferred shares, all nominative and without par value, these amounts were fully paid up.

On May 4, 2020, Mavericks Participações S.A. ceased to be a shareholder, where its shares were redistributed as follows: J&F Investimentos S.A. acquired 1,715 common shares and 1,142 preferred shares and Banco Original S.A. acquired 1,715 common shares. On July 9, 2020, J&F Investimentos S.A. sold all of its shares to Mr. José Batista Sobrinho, representing 30,429 common shares and 67,511 preferred shares.

In the AGE held on November 30, 2020, a share capital increase of R$ 259,000 was approved, through the issue and subscription of 295,262 shares, of which 147,631 are common shares, and 147,631 are preferred shares, all nominative and without par value.

a) Changes in share capital

	Number of shares		Total number of shares	Total amount
	Common Shares	Preferred Shares
Balance of shares on December 31, 2018	10,000	10,000	20,000	5,760
Shares subscribed on April 09, 2019	6,921	6,921	13,842	134,978
Shares subscribed on July 1, 2019	718	718	1,436	14,000
Shares subscribed on December 16, 2019	4,999	4,999	9,998	98,020
Shares subscribed on September 30, 2020	49,762	49,762	99,524	329,488
Shares subscribed on November 30, 2020	147,631	147,631	295,262	259,000
Total	220,031	220,031	440,062	841,246

b) Composition of share capital

As of December 31, 2020
	Number of common Shares	Common shares %	Number of preferred shares	Preferred shares %	Total number of shares	Total shares %	Total amount
J&F Participações S.A.	23,377	10.62%	19,159	9%	42,536	9.67%	81,314
Banco Original S.A.(1)	99,877	45.39%	—	0%	99,877	22.70%	190,930
José Batista Sobrinho	96,777	43.99%	200,872	91%	297,649	67.63%	569,002
Total	220,031	100%	220,031	100%	440,062	100%	841,246

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

20. Equity (cont.)

As of December 31, 2019
	Number of common Shares	Common shares %	Number of preferred shares	Preferred shares %	Total number of shares	Total shares %	Total amount
J&F Investimentos S.A.	8,459	37.37%	19,308	85%	27,767	61.33%	155,012
J&F Participações S.A.	2,188	9.67%	2,188	10%	4,376	9.67%	24,429
Banco Original S.A.(1)	8,561	37.81%	—	0%	8,561	18.90%	47,793
Mavericks Participações S.A.	3,430	15.15%	1,142	5%	4,572	10.10%	25,524
Total	22,638	100%	22,638	100%	45,276	100%	252,758

____________

(1) Banco Original is the Controlling shareholder in accordance with the shareholders’ agreement signed on October 29, 2019.

c) Capital Reserve

The effects for measuring the fair value of transactions carried out between the Company and shareholders were carried out against the capital reserve, as shown in the table below and described in note 3.15:

	2020	2019
Effects against the Capital Reserve:
Financial income (Note 21)(1)	(300,563)	(59,677)
Financial income(1)	118,423	25,072
Financial expenses(1)	34,130	19,502
Selling expenses(2)	501,347	193,348
Cost of sales and services(2)	121,184	—
Total	474,521	178,245

Capital Reserve Balance	652,766	178,245

____________

(1)      Effects related to the transfer of receivables to FIDC and Banco Original S.A.;

(2)      Effects related to the exploitation of the PicPay brand domain.

d) Loss per share

	2020	2019
Net loss (R$ thousand)	(803,699)	(266,624)
Weighted average quantity of shares	94,762	31,933
Loss per share — basic and diluted (R$)	(8,481)	(8,349)

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

21. Transactions with related parties

Transactions involving related parties are carried out based on conditions negotiated between the Company and the related parties. Outstanding balances at year end are not guaranteed. In the year ended December 31, 2020, the Company did not record any impairment loss on trade receivables related to the amounts owed by related parties as it understands that there is no significant credit risk on outstanding balances (zero on 2019).

In the year ended December 31, 2020, the amount paid as compensation to key Management personnel was R$ 11,027 (R$ 6,064 in 2019).

On December 31, 2020 and 2019 and for the years ended on those dates, the Company presented the following balances and maintained the following transactions with related parties:

As of December 31, 2020
	Banco Original S.A. (Controller)		Other shareholders(1)		FIDC (Associate)		Management’s key personnel(2)	Total
Assets
Cash and cash equivalents	36.364		—		—		—	36.364
Trade receivables	35.575		—		—		—	35.575
Other receivables	—		136.840		—		—	136.840
Total	71.939		136.840		—		—	208.779

Liabilities
Trade payables	22.172		—		—		—	22.172
Third-party funds	—		285		—		—	285
Funding from related parties	—		—		385.573		—	385.573
Total	22.172		285		385.573		—	408.030

Revenues and expenses
Commission – banking correspondent and marketplace	7.478	(3)	—		—		—	7.478
Interest income from receivables	33.945	(4)	—		266.618	(9)	—	300.563
Revenue from financial investments	501	(5)	—		—		—	501
Cost of sales and services	(30.067	)(6)	—		—		—	(30.067)
Financial expenses	(6.683	)(7)	—		(34.130	)(9)	—	(40.813)
Selling expenses	—		(11.992	)(8)	—		—	(11.992)
Administrative expenses	—		—		—		(11.027)	(11.027)
Total	5.174		(11.992)		232.488		(11.027)	214.643

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

21. Transactions with related parties (cont.)

As of December 31, 2019
	Banco Original S.A. (Controller)		Other shareholders(1)		FIDC (Associate)		Management’s key personnel(2)	Total
Assets
Cash and cash equivalents	12.204		—		—		—	12.204
Financial investments	96.382		—		—		—	96.382
Trade receivables	2.138		—		—		—	2.138
Other receivables	—		5.045		—		—	5.045
Total	110.724		5.045		—		—	115.769

Liabilities
Trade payables	1.009		585		—		—	1.594
Third-party funds	—		22		—		6	28
Funding from related parties	—		—		392.684		—	392.684
Total	1.009		607		392.684		6	394.306

Revenues and expenses
Commission – banking correspondent and marketplace	493	(3)	—		—		—	493
Interest income from receivables	—		—		59.677	(9)	—	59.667
Revenue from financial investments	2.112(5)		—		—		—	2.112
Other (expenses) income, net	—		8.423		—		—	8.423
Cost of sales and services	(375	)(6)	—		—		—	(375)
Financial expenses	—		—		(19.502	)(9)	—	(19.502)
Selling expenses	—		(2.155	)(8)	—		—	(2.155)
Administrative expenses	—		—		—		(6.064)	(6.064)
Total	2.230		6.268		40.175		(6.064)	42.609

____________

(1)      It includes other shareholders and their close family members;

(2)      Includes directors and board of directors and close family members of key personnel.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments:    The amount refers to the current account balance and financial investments at Banco Original.

Trade receivables:    basically refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

Other trade receivables:    refers to amounts receivable as provided for in the agreement for the reimbursement of marketing expenses related to the PicPay brand.

Trade payables:    the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slip, the cost of producing the PicPay Card, the withdrawal cost and the transfer of the amount transacted in P2M.

Third-party funds:    refers to the balance in the pre-paid accounts of related parties.

Funding from related parties:    refers to the present value of the amounts to be paid to the FIDC under the pass-through arrangement.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

21. Transactions with related parties (cont.)

Revenues and expenses with related parties

(3)      Revenues related to the agreements with Banco Original S.A.

On October 1, 2018, PicPay Brazil and Banco Original entered into an Application Programming Interface Agreement (Contrato de Uso de API de Pagamento), pursuant to which the terms and conditions were established governing PicPay Brazil’s use of Banco Original’s application programming interface. The Application Programming Interface Agreement grants PicPay Brazil a temporary and limited license to use, access and copy Banco Original’s application programming interface. The term of the agreement is for an indefinite period and either party may terminate the agreement upon 90 days’ notice. In addition, Banco Original can suspend, modify, revoke or otherwise terminate this license and its right of access and technical specifications to its application programming interface services upon providing PicPay Brazil 30 days’ or 60 days’ notice, the amount of notice depending on what is being suspended, modified, revoked or terminated. On this agreement, Original pays PicPay for the use of the API PAG for settlement of slips. The revenues PicPay Brazil generated due to this agreement with Banco Original were recognized in the statement of profit and loss as “commission — banking correspondent and marketplace” (R$ 3,463 in 2020 and R$ 493 in 2019).

On September 11, 2018, PicPay Brazil and Banco Original entered into a Banking Correspondent Services Agreement (Contrato de Prestação de Serviços de Correspondente Bancário), pursuant to which PicPay Brazil provides certain services to Banco Original relating to receipts, payments and other activities relating to third parties and receiving and forwarding proposals for Banco Original credit cards. The term of the agreement is for 24 months and may be terminated by either party by providing 30 days’ notice. The parties are currently negotiating the terms and conditions to renew the term of this agreement. On this agreement, Original pays to PicPay a fee per active credit card (R$ 227 in 2020); a percentage of the total amount of credit contracted and other percentage related to the installments paid (R$ 427 in 2020). Also, due to the fact that this agreement is linked with the Application Programming Interface Agreement (Contrato de Uso de API de Pagamento), PicPay is remunerated for the use of the API PAG for settlement of bank slips, as described above.

On September 9, 2020, PicPay Brazil and Banco Original entered into a Credit Card Partnership Agreement (Contrato de Parceria para Emissão de Cartão de Pagamento), pursuant to which the parties agreed to develop, promote and offer a co-branded PicPay credit card to our customers under a revenue-sharing scheme. The Credit Card Partnership Agreement has a term of 10 years and will be automatically renewed for another five years, unless either party objects at least six months before the original term expires. Either party may terminate the agreement: (1) by providing 180 days’ notice to the other party; or (2) upon the breach of a provision by the other party and such failure continues for more than 30 days by providing notice. On this agreement, Original pays a percentage of credit and debt card’s interchange fee to PicPay; The revenues PicPay Brazil generated due to those agreements with Banco Original regarding PicPay Card were recognized in the statement of profit and loss as financial income (R$1,026 in 2020).

On September 2, 2020, PicPay Brazil and Banco Original entered into a corporate credit card issuance agreement (Contrato de Emissão de Cartão de Crédito Virtual Corporativo), pursuant to which Banco Original agreed to issue virtual credit cards to PicPay Brazil’s customers. The term of the contract is indefinite and either party may terminate the agreement by providing 30 days’ notice. Under this agreement, Original pays a percentage of the interchange fee to PicPay. The revenue PicPay Brazil generated due to this agreement with Original were recognized in the statement of profit and loss as “commission — banking correspondent and marketplace” (R$ 2,335 in 2020).

(4)      According to the agreement signed, the Company’s users assign their installment transactions electronic currency credit rights to Banco Original. The Company acts as a representative of the assignors and intermediary of the operations, but the payment of PicPay to the Original is made by the creditor’s balance, characterizing the absence of substantial risk retention. In the year ended December 31, 2020, these operations totaled R$ 913,056 (zero in 2019). The amount presented in “Financial Income” referring to gain on derecogniton from these receivables totals R$ 33.945 (R$ 0, in 2019).

(5)      In the year ended on December, 31, 2020 the financial income arising from financial investments (note 8) was of R$ 501 (R$ 2.112, in 2019).

(6)      Expenses related to the agreements with Banco Original S.A. recognized as “cost of sales and services”:

Under this agreement, PicPay pays Original for the use of the API TED Envio and API Emissão de Boleto. The expense PicPay Brazil incurred due to this agreement with Original were recognized in the financial statement (R$ 5,093 in 2020).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

21. Transactions with related parties (cont.)

On September 3, 2019, PicPay Brazil and Banco Original entered into a QR Code Service Agreement (Contrato de Prestação de Serviços Saque QR Code). According to the terms of this agreement, Banco Original agreed to provide certain services to PicPay Brazil, allowing PicPay Brazil to provide to its users the ability to withdraw amounts in their accounts by using an QR Code at ATMs. The term of this agreement is for an indefinite period. Either party may terminate the agreement: (1) by providing 90 days’ notice; and (2) upon the breach of a provision by the other party by providing at least 10 days’ notice commencing on the date that notice of the breach is received by the defaulting party.

Under this agreement, PicPay pay a fee to Original, according to the amount of withdrawals made per month. The expense PicPay Brazil incurred due to this agreement with Original were recognized in the financial statements as Cost of sales and services (R$ 24,974 in 2020 and R$ 375 in 2019).

(7)      Expenses related to the agreements with Banco Original S.A. recognized as “financial expenses”:

The Company assigns credit rights generated from its users’ installment transactions to Banco Original without retention of substantially all the risks and rewards. In the year ended December 31, 2020, the sum received from the assignments totaled R$ 5,565,526 (zero in 2019). The net result of credit assignments is shown in “Financial expenses” in the amount of R$ 6,674 (zero in 2019).

Under agreements signed on June 4, 2020 and on December 18, 2020, Banco Original granted PicPay Brasil a 90-day revolving credit facility. The amounts withdrawn from this credit line incurred interest of 2% per month as used. This credit line is automatically renewed for equal periods and can be terminated by either party at any time. The total paid to Banco Original related to agreement in 2020 was of R$ 9.

(8)      The “PicPay” brand was sold to J&F Participações on May 2, 2019 at its fair value as determined by an independent appraisal report. With the sale of the brand, the Company ceded ownership of all rights and obligations over the brand and its promotion, continuing to have the right to use the brand by making fee payments to J&F Participações based on net revenue and paying additional amounts for the provision of marketing services based on the number of new users and the growth in revenue. In the year ended December 31, 2020, the amount of R$ 11,992 (R$ 2,155 on 2019) was paid as fee.

(9)      The Company transfers credit rights generated from its users’ installment transactions to the FIDC under a pass-through arrangement with retention of substantially all risks and rewards. In the year ended December 31, 2020, the sum received from assignments totaled R$ 2,513,658 (R$ 962,535 in 2019). The amount presented in “Financial Income” referring to interest income from these receivables totals R$ 266,618 (R$ 59,677 in 2019). The amount presented in “Financial Expenses” referring to the interest on advance of receivables totals R$ 34,130 (R$ 19,502 in 2019).

22. Breakdown of revenue from financial intermediation

a) Net revenue from payment transaction activities and other services
	2020	2019
Revenue from payment transaction activities and other services(1)	140,080	55,466
Commissions – banking correspondent and marketplace(2)	135,832	53,914
Other revenues	3	6
(-) Tax expenses	(48,565)	(16,624)
Total revenue	227,350	92,762

Merchant Discount Rate (“MDR”) cost(3)	(144,146)	(70,847)
Total cost	(144,146)	(70,847)

Net revenue	83,204	21,915

____________

(1)      Refers to fee income charged for the intermediation of electronic payments for P2P, PRO, P2B, and Bill Payments products, net from reversal revenue chargebacks.

(2)      It includes agreements signed between the Company and Banco Original and commission on the transactions carried out in the app store (marketplace partners) (note 3.15)

(3)      Merchant Discount Rate (“MDR”) cost is a fee paid to the acquirer, charged for a transaction carried out under the payment transaction. MDR are charged for all transactions made by the user with on-boarded credit cards and virtual debit cards from Caixa Econômica Federal.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

22. Breakdown of revenue from financial intermediation (cont.)

b) Financial revenue
	2020	2019
Revenue from financial investments	5,666	3,945
Interest income from receivables (Note 21)	300,563	59,677
Other revenues	125	44
Total	306,354	63,666

23. Expenses by nature

	2020	2019
Marketing expenses(1)	(529,243)	(208,626)
Transactions expenses(2)	(291,408)	(22,411)
Personnel expenses	(198,049)	(59,631)
Financial expenses(3)	(70,547)	(42,618)
Technology expenses(4)	(53,541)	(9,228)
Administrative expenses(5)	(36,079)	(17,738)
Depreciation and amortization(6)	(14,063)	(2,537)
Tax expenses	(418)	(354)
Other income	91	10,938
Total	(1,193,257)	(352,205)
	2020	2019
Classified as:
Cost of sales and services	(290,543)	(32,497)
Selling expenses	(585,524)	(218,041)
Administrative expenses	(189,360)	(56,262)
Financial expenses	(70,547)	(42,618)
Other (expenses) income, net	(57,283)	(2,787)
Total	(1,193,257)	(352,205)

____________

(1)      In 2020 the Company invested significantly in marketing. The composition of the amount spent was mainly in promotional campaigns (cashback) R$ 248,056 (R$ 73,209 in 2019), in media and production R$ 217,957 (R$ 108,857 in 2019) and in advertising R$ 57,464 (R$ 4,366 in 2019);

(2)      It relates mainly to MDR expenses for which there was no corresponding revenue, resulting from actions to grow the user base, of R$ 105,516 (R$ 0, in 2019), chargeback expenses of R$ 43,285 (R$ 10,019 in 2019), processing fees charged by the liquidating banks of R$ 53,954 (R$ 3,743, in 2019), write off related to operational failures that occur during payment processing of R$ 40,021 (R$ 0, in 2019), expenses related to verification and prevention of fraud in registration and transactions with users of R$ 34,679 (R$ 7,777, in 2019) and tax credits of R$ 24,849 (R$ 0, in 2019);

(3)      In 2020, it primarily relates to the interest on advance of receivables R$ 56,749 (R$ 39,574 in 2019), remuneration of the balance of the users’ portfolio R$ 8,372 (R$ 1,652 in 2019) and interest on lease agreements R$ 3,950 (R$ 1,030 in 2019). Also, include taxes on financial transactions, default interest (interest paid on late payments to our suppliers), and bank fees (including transfer fees we pay in connection with payments to our suppliers);

(4)      Technology expenses are mainly related to server infrastructure in the amount of R$ 32,514 (R$ 2,739 in 2019) and maintenance/monthly payments of systems in the amount of R$ 6,180 (in 2019 R$ 897);

(5)      Primarily relates to consulting and advice;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

23. Expenses by nature (cont.)

(6)      The depreciation and amortization expenses are segregated between Cost of sales and services and Selling expenses and Administrative expenses as shown below:

	2020	2019
Depreciation
Cost of sales and services	(3.137)	(434)
Selling expenses	(920)	(201)
Administrative expenses	(6.674)	(1.768)
	(10.731)	(2.403)

Amortization
Cost of sales and services	(4.161)	(24)
Selling expenses	(203)	(11)
Administrative expenses	(1.114)	(99)
	(5.478)	(134)

Depreciation and amortization	(16,209)	(2,537)

PIS and COFINS credits(i)	2.146	—

Depreciation and amortization expense, net	(14.063)	(2.537)

____________

(i)      PicPay has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred.

24. Deferred tax asset

Unrecognized deferred tax assets

In the year ended at December 31, 2020, Picpay had tax losses of R$ 208,522 and accumulated tax losses of R$ 400,423 (R$ 191,901, on December 31, 2019). No deferred tax assets were recognized. Under Brazilian tax legislation carry-forward tax losses do not expire but their use is limited to 30% of the taxable profit in each year:

	Unrecognized deferred tax assets
	Corporate Income Tax	Social Security Contribution	Total
As of December 31, 2019	47,975	17,271	65,246
As of December 31, 2020	100,106	36,038	136,144

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management

25.1 Risk management

The Company has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

This process is continuous, continuously reviewed and serves as the basis for the Company’s strategies, the primary risks related to financial instruments are:

Credit risk

Credit risk is the possibility that a counterparty will not comply with its obligations, whether under an agreement or a financial instrument, leading to a drop in expected cash receipts or financial loss.

The Company is a prepaid payment institution and does not make loans to its users. The Company’s credit risk arises from its cash, cash equivalents, financial investments, acquirer receivables and other receivables.

•        Cash and cash equivalents

Credit risk related to bank account balances and investments in financial institutions are managed by Risks and Treasury areas, with priority being given to institutions with “AAA” assessment by rating agencies (Moody’s, S&P or Fitch). Based on PicPay risk assessment, the expected credit loss is not material since the accounts receivable are mainly comprised of high liquidity investments and operational accounts, approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable.

•        Financial investments

These primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

•        Acquirer receivables

The Company recognizes amounts to receive from acquirers from its activity as a sub-acquiror and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result the Company is exposed to the risk of default by the acquirers.

PicPay uses national acquirers seeking to avoid concentration in any single acquirer and increase financial efficiency, the Company transfers all receivables to either the FIDC (with recourse) or to Banco Original S.A. (without recourse), effectively advancing their settlement. PicPay processes all credit card transactions with the acquirers Stone, Cielo and Getnet.

PicPay uses only acquirers authorized to operate by the Central Bank of Brazil, which are supervised and monitored by Central Bank of Brazil, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (Moody’s, S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which PicPay can be held responsible for making the payment of receivables to commercial establishments without the receipt of the amounts by the acquirer. Until now, PicPay has not suffered losses on receivables from acquirers.

PicPay management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

The payments arrangement (Visa, Mastercard, Elo and others) has its own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquires and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risks mitigation as:

•        Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement in the event that the legal obligors do not make payment.

•        Processes for mitigating operational failures, such as fraud prevention, limitations anticipating the agenda, among others.

Credit card issuers are supervised by Central Bank of Brazil.

As of December 31, 2020, PicPay had an amount receivable totaling R$ 415,153 from the acquirers, and based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, PicPay made a provision for expected credit losses in the amount of R$ 126.

•        Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between the Company and related companies. In the year ended December 31, 2020, the Company did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no credit risk on outstanding balances.

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable movements in market valuations.

As of December 31, 2020, and December 31, 2019, the Company did not have derivative financial instruments.

a) Interest rate risk

PicPay has sovereign debt securities and reverse repos to comply with Circular No. 3,681, which requires that payment institutions maintain the total value of their users’ balance in government bonds with a term of less than 540 days, reverse repos collateralized by government bonds and/or balance in a specific account with the Central Bank of Brazil. Investments in government bonds are classified at fair value through other comprehensive results. As a result, the Company is primarily exposed to fluctuations in the SELIC (basic interest rate in Brazil).

The table below shows the composition of the portfolio allocated to comply with the requirements of Circular No. 3,681:

Type	Index	Maturity	Amount
LFTs (Financial Treasury Bills)	Selic	03/01/2021	181,287
		09/01/2021	167,124
		03/01/2022	26,833
Reverse repurchase agreements (Brazil treasury bills)	Selic	01/04/2021	930,000
Total			1,305,244

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

In addition, we performed a sensitivity analysis regarding the exposure to the interest rate to which the financial instruments are exposed on December 31, 2020. As a premise, impacts of 10% upwards or downwards were adopted, both in the SELIC rate and in the CDI rate. As a result, financial income from short-term investments and sovereign debt securities would be impacted as follows:

Type	Rate risk	Total portfolio amount	Basic interest rate shock
			+10%	-10%
LFTs (Financial Treasury Bills)	SELIC	375,521	64,96	(64.96)
Reverse Repo (Financial Treasury Bills)	SELIC	930,000	160,89	(160,89)
Third party funds(1)	CDI	1,288,776	(206,20)	206,20

____________

(1)      As a business strategy for the purpose of attracting and maintaining its user base, PicPay use the “CDI rate” (meaning Brazilian interbank deposit rate) to daily remunerate the wallet balance of PicPay users. Although, there is no set deadline for termination, PicPay can end the remuneration of its´s users balances, at any time, since there is no legal requirement. Such lack of obligation serves as a risk mitigator in case of high interest rate movements, allowing PicPay to cease it at its own convenience.

b) Foreign exchange risk

PicPay is committed to paying suppliers in foreign currency. These commitments refer to services provided and software licenses, among others. The Company monitors these payments and exposures to foreign currency.

The table below shows the sensitivity to a shock in the US dollar quotation, with all other variables kept constant.

Type	Rate risk	Total exposure at December 31, 2020	Dollar price shock
			+10%
Trade payables	Dollar	3,148	(315)

Liquidity risk

Liquidity Risk is the possibility that the Company does not have sufficient liquid resources to honor its financial commitments, due to a mismatch in terms of volume between the receipts and payments provided for in its cash flow.

PicPay’s liquidity management processes include:

•        Cash liquidity monitoring: daily update of the administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        Minimum cash limits: establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

The Company’s projected cash flow is generated and monitored daily by the treasury to ensure that the Company has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Company has the necessary resources to settle its obligations. The table detailing the contractual maturity of lease liabilities is presented in note 17.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

As a cash management procedure, the treasury invests surplus funds in highly liquid and low risk assets. It is important to note that PicPay does not have assets pledged as guarantees for loans, financial operations or contractual obligations.

The table below shows the contractual maturity of financial assets and liabilities:

Financial assets

As of December 31, 2020
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 365 days	Over 365 days	Total
Financial investments	930,000	194,079	—	—	181,577	—	1,305,656
Trade receivables	126,619	181,595	2,819	94,422	20,284	17.844	443,583
Other trade receivables	25,583	999	999	999	999	109,690	139,269
	1,082,202	376,673	3,818	95,421	202,860	127,534	1,888,508
As of December 31, 2019
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 365 days	Over 365 days	Total
Financial investments	87,398	—	—	—	12,953	—	100,351
Trade receivables	152,447	80,521	58,263	85,567	45,718	—	422,516
Other trade receivables	7,728	—	—	—	3,576	—	11,304
	247,573	80,521	58,263	85,567	62,247	—	534,171

Financial liabilities

As of December 31, 2020
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 365 days	Total
Third-party funds	1,288,334	153	35	107	147	1,288,776
Funding from related parties	125,474	84,340	68,784	106,711	36,268	421,577
Trade payables	69,051	170	200	44	3,300	72,765
Total	1,482,859	84,663	69,019	106,862	39,715	1,783,118
As of December 31, 2019
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 365 days	Total
Third-party funds	102,312	—	—	—	—	102,312
Funding from related parties	109,943	96,335	66,196	99,870	53,340	425,684
Trade payables	13,697	3	—	1,417	812	15,929
Total	225,952	96,338	66,196	101,287	54,152	543,925

A large portion of third-party funds are classified as due in ‘up to 30 days’ as they can contractually be withdrawn immediately. However historic behavior of clients suggests that these amounts will not be withdrawn in this time period. Additionally the related government bonds, purchased to comply with Circular 3,681 and recognized as Financial investments, may have a maximum maturity term of 540 days but have historically had a high liquidity in the Brazilian market.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

Fraud Risk

The Company is exposed to several operational risks, the most relevant being the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Company is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Company has areas dedicated to preventing fraud with the development of anti-fraud processes and strategies and real-time monitoring of transactions using payment account balance or credit card for bank slips, withdrawals or transfers between users, identifying, approving or declining transactions.

25.2 Capital Management

PicPay have implemented processes and controls to ensure that the company meet the minimum equity capital adjusted by the results (equity capital plus profit/losses into the period) thresholds required under Central Bank regulations which aims to ensure that payment institutions have sufficient equity to support the operation. Pursuant to such regulations, PicPay’s minimum adjusted equity capital must be equivalent to the greater of:

•        2% of the monthly average of payment transactions for the last 12 months; or

•        2% of the balance in the portfolio.

Adjusted equity is calculated as the share capital, plus the value of future capital increase and revenues and subtracting the costs and expenses and the accumulated loss for the year.

The Risk area calculates these values on a monthly basis.

In December 2020, PicPay’s capital requirement based on 2% of the monthly average transactions in the last 12 months was R$30, 721. PicPay’s adjusted equity was R$370,695, thus covering 1,207% of the required amount.

25.3 Financial instruments

As of December 31, 2020, the carrying amount of the Company’s financial instruments not measured at fair value in the statement of financial position is a reasonable approximation fo their fair value, as they are mainly represented by short-term items and are indexed to market rates.

The financial assets held by PicPay relate to:

•        Receivables generated by its activities as a payment arrangement institution.

•        Cash liquidity management available; and

•        Regulatory obligations to cover the amounts of third-party funds (i.e. the amount of electronic currency issued) as required by Circular 3,681.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

25.3.1. Financial instruments by category

Financial assets

As of December 31, 2020	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
Amounts receivable from acquirers	404,681	—	—	404,681
Reverse repurchase agreements (Circ. 3,681)	930,000	—	—	930,000
Government bonds – LFT (Circ. 3,681)	—		375,521	375,521
Other investment	—	—	135	135
Trade receivables	38,902	—	—	38,902
Other receivables	139,269	—	—	139,269
Total	1,512,852	—	375,656	1,888,508
As of December 31, 2019	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
Amounts receivable from acquirers	418,541	—	—	418,541
Private Securities (Circ. 3,681)	3,836	—	96,382	100,218
Other investment	—	—	133	133
Trade receivables	3,975	—	—	3,975
Other receivables	11,304	—	—	11,304
Total	437,656	—	96,515	534,171

____________

(1)      FVTPL: fair value through profit or loss;

(2)      FVOCI: fair value through other comprehensive income.

Financial liabilities

As of December 31, 2020	Amortized Cost	FVTPL(1)	Total
Third-party funds	1,288,776	—	1,288,776
Funding from related parties	385,573	—	385,573
Trade payables	72,765	—	72,765
Total	1,747,114	—	1,747,114
As of December 31, 2019	Amortized Cost	FVTPL(1)	Total
Third-party funds	102,312	—	102,312
Funding from related parties	392,684	—	392,684
Trade payables	15,929	—	15,929
Total	510,925	—	510,925

____________

(1)      FVTPL: fair value through profit or loss.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

25.3.2. Measurement of Fair Value

The following table shows the comparison between the carrying amount and the fair value of PicPay’s financial instruments:

Estimated fair value

	2020			2019
Financial assets	Carrying amount	Fair value	Hierarchy Level	Carrying amount	Fair value	Hierarchy Level
Government bonds – LFT (Circ. 3,681)(1)	375,521	375,521	level I		—	—
Amounts receivable from acquirers(2)	404,681	404,681	level II	418,541	418,541	level II
Trade receivables(3)	38,902	38,902	level II	3,975	3,975	level II
Reverse repos (Circ. 3,681)(4)	930,000	930,000	level I	—	—	—
Private Securities (Circ. 3,681)	—	—	—	100,218	100,218	level II
Other investment(5)	135	135	level I	133	133	level II
Other trade receivables(8)	139,269	139,269	—	11,304	11,304	—
Total	1,888,508	1,888,508		534,171	534,171
	2020			2019
Financial liabilities	Carrying amount	Fair value	Hierarchy Level	Carrying amount	Fair value	Hierarchy Level
Third-party funds(6)	1,288,776	1,288,776	level II	102,312	102,312	level II
Funding from related third parties(7)	385,573	385,573	level II	392,684	392,684	level II
Trade payables(8)	72,765	72,765	level II	15,929	15,929	level II
Total	1,747,114	1,747,114		510,925	510,925

____________

(1)      Due to their high liquidity and the short-term nature, the carrying amount of financial investments is a reasonable approximation of their fair value.

(2)      Credit rights from credit card transactions involving PicPay’s users are transferred to the FIDC under a pass-through arrangement at face value. PicPay receives the value of the installments from the acquirers in accordance with the original schedule and remits the amounts to the FIDC. The receivables from the acquirers have a maximum maturity of 12 months and are discounted to present value based on the contractual rate. As a result, the carrying amount is considered to be a reasonable approximation of the fair value.

(3)      The operations carried out on the PicPay Card or Personal Credit carried out by PicPay users are transferred by Banco Original within the agreed terms, without being impacted by rates or indexes or differences between the carrying amount and the fair value.

(4)      Due to the short-term nature of reverse repurchase agreements and the quality of the collateral, the carrying amount is considered to be a reasonable approximation of the fair value.

(5)      Other investment is a fixed income investment, with daily liquidity where the carrying amount is considered to be a reasonable approximation of the fair value.

(6)      The values of third-party accounts (users) have immediate liquidity and interest is accrued on a daily basis, so the carrying amount is considered to be a reasonable approximation of the fair value.

(7)      Amount to be transferred to FIDC under the pass-through arrangement. The amounts are transferred on the same day that the acquirers make the payment to PicPay. The payments under the pass-through arrangement have a maximum maturity of 12 months and are discounted to present value based on the contractual rate, so the carrying amount is considered to be a reasonable approximation of the fair value.

(8)      The carrying amounts of related parties, prepaid expenses, advances to suppliers and trade payables are measured at amortized cost and are recorded at their original value. Settlement periods do not exceed 60 days and therefore the carrying amounts are considered a reasonable approximation of the fair values.

For the years ended December 31, 2020 and 2019, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PicPay Serviços S.A.

Notes to the Financial Statements

25. Risk management (cont.)

25.3.3 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset (net amount) if there is a legally enforceable document in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2020 and 2019, PicPay does not have financial instruments that meet the conditions for recognition at net value.

26. Reconciliation of changes in equity with cash flows from financing activities

	Equity
	Share capital	Capital Reserve
Balances as of December 31, 2019	252,758	178,245
Variations with effect on cash	588,488	—
Capital contributions	588,488	—

Variations without cash effect	—	508,465
Transactions with related parts	—	508,465

Balances as of December 31, 2020	841,246	686,710
	Equity
	Share capital	Capital Reserve
Balances as of December 31, 2018	5,760	—
Variations with effect on cash	246,998	—
Capital contributions	246,998	—

Variations without cash effect	—	178,245
Transactions with related parts	—	178,245

Balances as of December 31, 2019	252,758	178,245

27. Subsequent events

In the AGE held on January 29, 2021, a share capital increase of R$ 129,500 was approved, through the issue and subscription of 153,842 shares, of which 76, 291 are common shares, and 76, 291 are preferred shares, all nominative and without par value, pending approval by the Central Bank of Brazil.

On February 5, 2021, the capital increase subscripted on November 30, 2020 was approved by the Central Bank of Brazil.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Class A common shares

PicS Ltd.

_________________

PROSPECTUS

_________________

        , 2021

Through and including               , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.     Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The Registrant’s Articles of Association provide that each director or officer of the Registrant shall be indemnified out of the assets of the Registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of the Registrant’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Registrant or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the Registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.     Recent Sales of Unregistered Securities

The following is a summary of transactions during the preceding three years involving sales of the Registrant’s securities that were not registered under the Securities Act:

The Registrant was incorporated by Maples Corporate Services Limited, its sole shareholder, on January 18, 2021, as a Cayman Islands exempted company with limited liability. On the same date, Maples Corporate Services Limited transferred its sole share, par value US$0.00005 to Mr. José Batista Sobrinho. In connection with our Corporate Reorganization, the existing shareholders of PicPay Brazil at the time of our Corporate Reorganization will contribute all of their shares in PicPay Brazil to the Registrant. As a result, PicPay Brazil will become our direct subsidiary. In return for this contribution, we will issue            new Class B common shares to the existing shareholders.

The preceding issuances were or will be exempt from registration under the Securities Act in reliance on Section 4(a)(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was or will be involved in any of the transactions set forth in Item 7.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Item 8.     Exhibits

(a)     The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Memorandum and Articles of Association of PicS Ltd.
4.1*	Form of Shareholders’ Agreement.
10.1*

Trademark Sale Agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) dated May 2, 2019 (as amended on May, 30, 2019 and June, 7, 2019), between PicPay Serviços S.A. and J&F Participações S.A. (English translation).

10.2*

Trademark Management Agreement (Acordo Operacional para Gestão da Marca PicPay), dated November 1, 2019 (as amended on May 15, 2020, August 31, 2020 and November 30, 2020), between PicPay Serviços S.A. and J&F Participações S.A. (English translation).

10.3*

Credit Rights Assignment Agreement (Condições Gerais de Promessa de Cessão e Aquisição de Direitos Creditórios e Outras Avenças), dated May 8, 2019, between PicPay Serviços S.A. and Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I (English translation).

10.4*	Operating Agreement (Acordo Operacional), dated July 11, 2019 (as amended on November 26, 2019), between PicPay Serviços S.A. and Banco Original S.A. (English translation).
10.5*

Credit Rights Assignment Agreement (Convênio de Cessão de Créditos sem Coobrigação e outras Avenças), dated July 30, 2020 (as amended on September 4, 2020), between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.6*	Bank Preference Payment Agreement (Acordo de Pagamento de Prêmio pela Preferência Bancária), dated September 3, 2020, between PicPay Serviços S.A. and Banco Original S.A. (English translation).
10.7*

Payment Arrangement Participation Agreement (Contrato de Participação em Arranjo de Pagamento), dated November 27, 2018 (as amended on August 13, 2020), between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.8*	Payment Card Partnership Agreement (Contrato de Parceria para Emissão de Cartão de Pagamento), dated September 9, 2020, between PicPay Serviços S.A. and Banco Original S.A. (English translation).
10.9*

Credit Rights Assignment Agreement (Convênio de Cessão de Créditos sem Coobrigação e outras Avenças), dated July 30, 2020 (as amended on September 4, 2020), between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.10*

Application Programming Interface Agreement (Contrato de Uso de API de Pagamento), dated October 1, 2018 (as amended on October 1, 2020), between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.11*	Cooperation Agreement (Termo de Cooperação), dated June 9, 2020, between PicPay Serviços S.A. and Banco Original S.A. (English translation).
10.12*

Banking Correspondent Services Agreement (Contrato de Prestação de Serviços de Correspondente Bancário), dated September 11, 2018 (as amended on March 1, 2020 and October 1, 2020), between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.13*

Corporate Credit Card Issuance Agreement (Contrato de Emissão de Cartão de Crédito Virtual Corporativo), dated September 2, 2020, between PicPay Serviços S.A. and Banco Original S.A. (English translation).

10.14*	QR Code Service Agreement (Contrato de Prestação de Serviços Saque QR Code), dated September 3, 2019, between PicPay Serviços S.A. and Banco Original S.A. (English translation).
5.1*	Form of opinion of Maples and Calder, Cayman Islands counsel of PicS Ltd., as to the validity of the Class A common shares.
21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes.
23.2*	Consent of Maples & Calder, Cayman Islands counsel of PicS Ltd. (included in Exhibit 5.1).
24.1*	Powers of attorney (included on signature page to the registration statement).

____________

*        To be filed by amendment.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

(b)    Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.     Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this              day of             , 2021.

PicS Ltd.
By:
Name:
Title:
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints          and          each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
Chief Executive Officer and Director
(principal executive officer)
Chief Financial Officer
(principal financial officer and principal accounting officer)
Chairman

Director

Director

Authorized representative in the United States

II-4